    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                          ---------------------------

                           KING PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

            TENNESSEE                             2834                            54-1684963
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)           Identification Number)

           501 FIFTH STREET, BRISTOL, TENNESSEE 37620, (423) 989-8000 (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                                JOHN M. GREGORY
                           KING PHARMACEUTICALS, INC.
                                501 FIFTH STREET
                            BRISTOL, TENNESSEE 37620
                                 (423) 989-8001
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                          ---------------------------
                                   COPIES TO:

      LINDA M. CROUCH, ESQ.             JOHN A. A. BELLAMY, ESQ.           DAVID J. BEVERIDGE, ESQ.
    BAKER, DONELSON, BEARMAN &         KING PHARMACEUTICALS, INC.            SHEARMAN & STERLING
             CALDWELL                       501 FIFTH STREET                 599 LEXINGTON AVENUE
  2000 FIRST TENNESSEE BUILDING         BRISTOL, TENNESSEE 37620              NEW YORK, NEW YORK
        165 MADISON AVENUE                   (423) 989-8010                     (212) 848-4000
     MEMPHIS, TENNESSEE 38103
          (901) 577-2262

                          ---------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [ ]
                          ---------------------------
                        CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                                 PROPOSED            PROPOSED
                                               AMOUNT             MAXIMUM             MAXIMUM            AMOUNT OF
        TITLE OF EACH CLASS OF                 TO BE          OFFERING PRICE         AGGREGATE         REGISTRATION
      SECURITIES TO BE REGISTERED          REGISTERED(1)       PER SHARE(2)      OFFERING PRICE(1)          FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, no par value, including
  Preferred Stock Purchase Rights......   9,200,000 shares        $19.50           $179,400,000           $54,364
=======================================================================================================================

(1) Includes 1,000,000 shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.
                          ---------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 24, 1997.
PROSPECTUS
                                8,200,000 SHARES

                          [KING PHARMACEUTICALS LOGO]
                                  COMMON STOCK
                             ---------------------

     Of the 8,200,000 shares of common stock, no par value per share (the "Common Stock"), offered hereby, 6,000,000 shares are being sold by King Pharmaceuticals, Inc. (the "Company") and 2,200,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of the shares by the Selling Shareholders. See "Principal and Selling Shareholders."

     Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $16.50 and $19.50 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "KING".
                               ------------------
    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.
                               ------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

======================================================================================================================
                                                     UNDERWRITING
                               PRICE TO             DISCOUNTS AND            PROCEEDS TO         PROCEEDS TO SELLING
                                PUBLIC              COMMISSIONS(1)            COMPANY(2)             SHAREHOLDERS
----------------------------------------------------------------------------------------------------------------------
Per Share.............            $                       $                       $                       $
------------------------------------------------------------------------------------------------------------------
Total(3)..............            $                       $                       $                       $
==================================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deducting estimated expenses of $1,825,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 1,000,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts, Proceeds to Company and Proceeds to Selling Shareholders will be
    $          , $          , $          and $          , respectively. See
    "Underwriting."
                               ------------------
     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and to certain other conditions. It is expected that delivery of certificates representing the shares of Common Stock will be made at the offices of Lehman Brothers Inc. New York,
New York on or about           , 1997.
LEHMAN BROTHERS

                           CREDIT SUISSE FIRST BOSTON
                                                               HAMBRECHT & QUIST
                 , 1997

Photo on inside Front cover top center: stacked tubes, bottles and boxes of the Cortosporin(R) pharmaceutical products.

AN EXPANDING PRODUCT LINE

In March 1997 the Company acquired a full line of prescription formulations of ophthalmic ointments and suspensions, otic solutions and suspensions, and dermatologic creams and ointments marketed under the brand-name
CORTISPORIN[R]. This topical antibiotic anti-inflammatory prescription product line, along with U.S. sales and marketing rights, were obtained from Glaxo Wellcome, Inc.


Photo on inside Front cover mid-page left: two bottles of Thalitone(R) tablets.

In December 1996 the Company acquired the prescription brand-name product THALITONE[R] (chlorthalidone tablets USP) from Horus Therapeutics, Inc. Thalitone[R] is a low-dose, hypertension-diuretic. The Company also acquired the patented formulation technology for the manufacture of this product from Boehringer Ingelheim Inc.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER THE SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK AND THE IMPOSITION OF PENALTY BIDS. INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THIS ACTIVITIES, SEE "UNDERWRITING."

Photo on gate-Fold page upper left and continuing onto adjacent page: King Pharmaceuticals, Inc. building with King Pharmaceuticals (TM) logo on upper left corner of photo.

A HIGH QUALITY, MULTI-DOSAGE FACILITY

The Company's integrated manufacturing facility consists of approximately 500,000 square foot and includes space for manufacturing, packaging, laboratories, offices and warehouse space. The Company manufactures and packages a broad range of dosage formulations, including sterile solutions, injectables, tablets and capsules, liquids, creams and ointments, suppositories and powders. The Company believes its integrated manufacturing capabilities and support systems allowing for higher margins and enhanced ability to acquire and develop pharmaceutical products.

Monarch Pharmaceuticals (R) logo on bottom left gate-Fold page in blue box which continues onto adjacent page.


A GROWING, DEDICATED SALES FORCE

Monarch Pharmaceuticals's goal is to aggressively promote acquired branded pharmaceutical products in order to increase sales. Monarch Pharmaceuticals has 48 sales representatives who market primarily in the southeastern and midwestern United States. Marketing and sales promotions principally target physicians through detailing and sampling to encourage physicians to prescribe the Company's products.

Picture bottom right on gate-Fold page: map of continental United States with States in which King Sales Force operates highlighted in green and certain cities designed by circled stars.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including information under "Risk Factors."

                                  THE COMPANY

     The Company is an integrated pharmaceutical company that manufactures, markets and sells branded and generic prescription pharmaceutical products. The Company seeks to capitalize on niche opportunities in the pharmaceutical industry created by cost containment initiatives and consolidation among large global pharmaceutical companies. The Company's strategy is to acquire branded pharmaceutical products and increase their sales by focused promotion and marketing, as well as by developing product line extensions and through product life cycle management.

     Since December 1994, the Company has acquired nine branded pharmaceutical products, developed one product internally, divested one product and introduced seven product line extensions. In October 1997, the Company entered into Letters of Intent with Glaxo Wellcome Inc. ("Glaxo Wellcome") to acquire several additional product lines for a total of $23.0 million. The Company markets its branded pharmaceutical products through its wholly-owned subsidiary, Monarch Pharmaceuticals, Inc. ("Monarch Pharmaceuticals"). Monarch Pharmaceuticals' goal is to aggressively promote acquired branded pharmaceutical products in order to increase their sales. Monarch Pharmaceuticals has 48 sales representatives who market primarily in the southeastern and midwestern United States. This sales force is dedicated to promoting and marketing branded pharmaceutical products and is supported by telemarketers and customer service representatives who promote the Company's products in territories not currently covered by field representatives. The Company expects its sales and marketing staff to grow significantly as the Company acquires additional branded pharmaceutical products.

     The Company's current branded pharmaceutical products include, among others, Cortisporin, acquired from Glaxo Wellcome in March 1997, Thalitone, acquired from Horus Therapeutics, Inc. in December 1996, and Viroptic, acquired from Glaxo Wellcome in May 1997. Branded pharmaceutical products represented 79.8% of the net sales of the Company for the first nine months ended September 30, 1997, with the Cortisporin product line representing 60.7% of net sales. The Company acquired its first branded product, Anexsia, and a related generic product line (the "Anexsia Product Line") for $17.6 million in December 1994. During the 12 months following its acquisition, the Company significantly increased annual sales of the Anexsia Product Line through a combination of product development and marketing. In December 1995, the Company sold the Anexsia Product Line to Mallinckrodt Chemical, Inc. ("Mallinckrodt"), for $32.0 million in cash and recognized a $13.1 million net gain (these transactions are hereinafter referred to collectively as the "Anexsia Transaction").

     The Company believes its integrated manufacturing capabilities and support systems allow for higher margins and enhanced ability to acquire and develop pharmaceutical products. The Company can produce a broad range of dosage formulations, including sterile solutions, injectables, tablets and capsules, liquids, creams and ointments, suppositories and powders, and is licensed by the Drug Enforcement Agency ("DEA") to procure and produce controlled substances. The Company's manufacturing capability is integrated with its support services, including quality control, quality assurance, packaging, distribution and inventory management and purchasing and production planning. These integrated services enable the Company to maintain high quality standards for its products as well as provide reliable and timely service to its customers. The Company currently manufactures certain of its own branded and generic products and uses its excess manufacturing capacity to contract manufacture for other pharmaceutical companies.

     The Company's product development efforts are currently focused on developing product line extensions, which allow the Company to enhance product differentiation, create market exclusivity and minimize sales lost to generic substitution. To date, the Company has introduced seven line extensions for its acquired products.

     The Company also manufactures and markets a number of generic pharmaceutical products as well as a comprehensive line of nutritional supplements for companion animals. The Company markets its generic pharmaceutical products under the King Pharmaceuticals label and its companion animal health products under the Royal Vet and Show Winner tradenames.

                                  THE OFFERING

Common Stock offered by the Company.........    6,000,000 shares

Common Stock offered by the Selling
Shareholders................................    2,200,000 shares

Common Stock to be outstanding after the
offering....................................    34,000,000 shares(1)

Use of proceeds.............................    Acquisition of additional
                                                branded products, repayment of
                                                certain indebtedness and for
                                                general corporate purposes
                                                including investments in
                                                facilities to accommodate new
                                                products acquired, development
                                                of branded product line
                                                extensions and generic products
                                                and expansion of sales force.
                                                See "Use of Proceeds."

Proposed Nasdaq National Market symbol......    KING
------------------------------

(1) Excludes 3,500,000 shares of Common Stock available for future grants under the Company's 1997 Incentive and Nonqualified Stock Option Plan for Employees. No options are currently outstanding.

                     SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                       (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      FISCAL YEAR ENDED          NINE MONTHS ENDED
                                                        DECEMBER 31,               SEPTEMBER 30,
                                                 ---------------------------   ---------------------
                                                  1994      1995      1996        1996        1997
                                                 -------   -------   -------   -----------   -------
                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales......................................  $13,311   $25,441   $15,457     $11,310     $33,817
Development revenue(1).........................       --        --     5,000       2,500          --
                                                 -------   -------   -------     -------     -------
          Total revenue, net...................   13,311    25,441    20,457      13,810      33,817

Costs of sales.................................    9,754    12,130     8,782       7,050       9,538
Selling, general and administrative............    1,987     8,605    12,106       8,441      13,734
Depreciation and amortization..................      639     1,777       982         655       1,631
                                                 -------   -------   -------     -------     -------
          Total costs and expenses.............   12,380    22,512    21,870      16,146      24,903

Gain on sale of product line, net(2)...........       --    13,102        --          --          --
                                                 -------   -------   -------     -------     -------
Other (expenses) income........................      931    16,031    (1,413)     (2,336)      8,914

Non-operating income (loss)....................     (515)   (1,639)    1,066       1,317      (1,519)

Income tax (benefit) expense...................     (501)    5,058      (107)       (316)      2,840
                                                 -------   -------   -------     -------     -------
Net income (loss) before extraordinary gain....      917     9,334      (240)       (703)      4,555
Extraordinary gain(3)..........................       --       528        --          --          --
                                                 -------   -------   -------     -------     -------
Net income (loss)..............................  $   917   $ 9,862   $  (240)    $  (703)    $ 4,555
                                                 =======   =======   =======     =======     =======
Net income (loss) per share(4).................  $   .20   $   .79   $  (.02)    $  (.06)    $   .18
                                                 =======   =======   =======     =======     =======
Weighted average number of common and common
  stock equivalents(5).........................    4,538    12,446    13,631      12,572      25,656
                                                 =======   =======   =======     =======     =======

                                                                              SEPTEMBER 30, 1997
                                                                           ------------------------
                                                       DECEMBER 31, 1996   ACTUAL    AS ADJUSTED(6)
                                                       -----------------   -------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents............................       $ 1,392        $    35      $ 95,137
Working capital......................................         7,749             83        96,360
Total assets.........................................        39,279         74,253       169,355
Long-term debt (excluding current portion and line of
  credit)............................................        13,980         22,913        20,575
Shareholders' equity.................................        15,693         27,809       126,424

------------------------------

(1) In connection with the Anexsia Transaction, the Company agreed to develop four Abbreviated New Drug Applications ("ANDAs") to be filed with the Food and Drug Administration ("FDA") on Mallinckrodt's behalf for a maximum of $2.5 million each due upon FDA approval. In 1996 the FDA approved two of these ANDAs and as of September 30, 1997, the two additional ANDAs were on file with the FDA.

(2) In December 1994, the Company acquired the Anexsia Product Line. The Company sold the Anexsia Product Line to Mallinckrodt in December 1995 for $32.0 million and recorded a $13.1 million net gain.

(3) Reflects gain from early extinguishment of debt in connection with the disposition of the Anexsia Product Line.

(4) Net income (loss) per share is unchanged on a fully diluted basis for all periods presented.

(5) Reflects retroactively the effects of the 15.0% stock dividend paid in 1996 and a 2.8 for 1 stock split.

(6) As adjusted to give effect to the sale of 6,000,000 shares of Common Stock offered hereby, after deducting underwriting discount and offering expenses, at an assumed initial public offering price of $18.00 per share and the application of the estimated net proceeds therefrom as set forth in "Use of Proceeds."

                         ----------------------------------
     Except as otherwise noted, all information in this Prospectus reflects a
2.8 for 1 stock split and assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock," "Underwriting" and Notes to Consolidated Financial Statements.

                                  RISK FACTORS

     The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby.

     Dependence on Acquisition of Products. The Company has increased its sales and net income in the first nine months of 1997 through a series of strategic acquisitions of branded products and related internal growth initiatives intended to develop marketing opportunities with respect to the acquired product lines. The Company's strategy for growth is primarily dependent upon its continued ability to acquire branded products that can be promoted through existing marketing and distribution channels and, when appropriate, the enhancement of such marketing and distribution channels. Because the Company is not engaged in proprietary research activities leading to the introduction of new products, it must rely upon the availability for purchase of product lines of other manufacturers. Other companies, including those with substantially greater financial, marketing and sales resources, are competing with the Company for the right to acquire such products. There can be no assurance that the Company will be able to acquire rights to additional products on acceptable terms, if at all, or be able to obtain future financing for such acquisitions on acceptable terms, if at all. The inability to effect such acquisitions would have a material adverse effect on the Company's future business, financial condition and results of operations. Furthermore, there can be no assurance that the Company, once it has obtained rights to a pharmaceutical product and committed to payment terms, will be able to generate sales sufficient to create a profit or otherwise avoid a loss. In addition, the Company's marketing strategy, distribution channels and levels of competition with respect to acquired products may be different than those of the Company's current products and there can be no assurance that the Company will be able to compete favorably in those product categories. See "Business."

     Dependence on Cortisporin Sales. The Company acquired the Cortisporin product line from Glaxo Wellcome in March 1997 and derives a substantial portion of its revenue from sales of the Cortisporin product line. The Cortisporin product line accounted for 60.7% of net sales during the nine months ended September 30, 1997. The Company believes that sales of the Cortisporin product line will continue to constitute a significant portion of net sales for the foreseeable future. Accordingly, any factor adversely affecting the Cortisporin product line sales, including any interruption in the supply of the Cortisporin product line, would have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Competition,"
"-- Reliance on Third Party Manufacturers" and "Business -- Products and Product Development."

     Generic Substitution. The Company's branded pharmaceutical products are subject to competition from generic equivalents and alternate therapies. There is no proprietary protection for most of the branded pharmaceutical products sold by the Company and generic and other substitutes for most of its branded pharmaceutical products are sold by other pharmaceutical companies. In addition, governmental and other pressure toward the dispensing of generic equivalents will likely result in generic substitution and competition generally for the Company's branded pharmaceutical products. Increased competition in the sale of generic pharmaceutical products may cause a decrease in revenue from the Company's branded products. While the Company will seek to mitigate the effect of this substitution through, among other things, creation of strong brand name recognition and product line extensions for its branded pharmaceutical products, there can be no assurance that the Company will be successful in these efforts. See "-- Competition; Uncertainty of Technological Change" and
"Business -- Competition."

     Managing Growth of Business. Due to the Company's business strategy to acquire branded pharmaceutical products, the Company anticipates that the integration of newly-acquired products will require significant management attention and expansion of its sales force. The Company's ability to manage change will require it to continue to implement and improve its operational, financial and management information systems and to motivate and effectively manage an increasing number of employees. If the Company's management is unable to manage such changes effectively, it could materially adversely affect the Company's business, financial condition and results of operations. See

"-- Attraction and Retention of Key Personnel" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Quarterly Fluctuation of Results; Uncertainty of Profitability. The Company's results of operations may vary from quarter to quarter due to a variety of factors including acquisitions and sales of branded pharmaceutical products, expenditures incurred to acquire and promote additional pharmaceutical products, changing customer base, the availability and cost of raw materials, interruptions in supply by third-party manufacturers, the introduction of new products by the Company or its competitors, the mix of products sold by the Company, seasonality of certain product sales, changes in sales and marketing expenditures, competitive pricing pressures and general economic and industry conditions which affect customer demand. These factors could also affect annual results of operations. The Company experienced operating losses in the year ended December 31, 1996. There can be no assurance that the Company will be successful in maintaining or improving its profitability or avoiding losses in any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Reliance on Third-Party Manufacturers. Certain of the Company's recent product acquisitions are presently manufactured by third parties until such products Company's manufacturing facilities. Until such time, the Company's dependence upon third parties for the manufacture of its proposed products may adversely affect the Company's profit margins and its ability to develop and deliver its products on a timely and competitive basis. If for any reason the Company is unable to obtain or retain third-party manufacturers on commercially acceptable terms, it may not be able to distribute its products as planned. If the Company should encounter delays or difficulties with contract manufacturers in producing or packaging its products, the distribution, marketing and subsequent sales of such products would be adversely affected and the Company may have to seek alternative sources of supply or abandon or sell a product line on unsatisfactory terms. No assurance can be made that the Company will be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. No assurance can be made that the manufacturers utilized by the Company will be able to provide the Company with sufficient quantities of its products or that the products supplied to the Company will meet the Company's specifications or delivery and other requirements. See "Business -- Manufacturing."

     Third-Party Reimbursement; Pricing Pressures. The Company's commercial success in producing, marketing and selling generic products will depend, in part, on the availability of adequate reimbursement from third-party health care payers, such as government and private health insurers and managed care organizations. Third-party payers are increasingly challenging the pricing of medical products and services. There can be no assurance that reimbursement will be available to enable the Company to achieve market acceptance of its products or to maintain price levels sufficient to realize an appropriate return on the Company's investment in product acquisition and development. If adequate reimbursement levels are not provided, the Company's business, financial condition and results of operations could be materially adversely effected. The market for the Company's products may be limited by actions of third-party payers. For example, many managed health care organizations are now controlling the pharmaceutical products that are on their formulary lists. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. In addition, many managed care organizations are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapy sector or disease state. There can be no assurance that the Company's products will be included on the formulary lists of managed care organizations or that downward pricing pressures in the industry generally will not negatively impact the Company's operations. Further, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed. While the Company cannot predict whether any such proposals will be adopted or the effect such proposals may have on its business, the pending nature of such proposals, as well as the adoption of any proposal, may exacerbate industry-wide pricing pressures and could have a material adverse effect on the Company. See "Business -- Government Regulation."

     Customer Concentration; Consolidation of Distribution Network. The Company is currently dependent upon a small number of customers. In the first nine months ended September 30, 1997, approximately 56.9% of the Company's sales were to four customers and for the year ended December 31, 1996, approximately 69.7% of the Company's sales were to three customers. These customers are wholesale drug distributors through which the Company distributes its products. The loss of any one of these customers could result in a material adverse effect on the Company's business, financial condition or results of operations. Additionally, the distribution network for pharmaceutical products has in recent years been subject to increasing consolidation. As a result, a few large wholesale distributors control a significant share of the market. In addition, the number of independent drug stores and small chains has decreased as retail consolidation has occurred. Further consolidation among, or any financial difficulties of, distributors or retailers could result in the combination or elimination of warehouses thereby stimulating product returns to the Company. Further consolidation or financial difficulties could also cause customers to reduce their inventory levels, or otherwise reduce purchases of the Company's products which could result in a material adverse effect on the Company's business, financial condition and results of operations. See "-- Product Liability; Product Recall; Product Returns" and "Business -- Sales and Marketing."

     Government Regulation. Virtually all aspects of the Company's activities are regulated by federal and state statutes and government agencies. The manufacturing, processing, formulation, packaging, labeling, distribution and advertising of the Company's products, and disposal of waste products arising from such activities, are subject to regulation by one or more federal agencies, including the FDA, the DEA, the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission, the U. S. Department of Agriculture, the Occupational Safety and Health Administration ("OSHA") and the U. S. Environmental Protection Agency ("EPA") and foreign governments. These activities are also regulated by various agencies of the states and localities in which the Company's products are sold. The Company believes that its facilities are in substantial compliance with all provisions of federal and state laws concerning the environment and does not believe that future compliance with such provisions will have a material adverse effect on its financial condition or results of operations.

     All pharmaceutical manufacturers, including the Company, are subject to regulation by the FDA under the authority of the Federal Food, Drug, and Cosmetic Act ("FDC Act"). All "new drugs" must be the subject of an FDA approved new drug application ("NDA") before they may be marketed in the United States. Certain prescription drugs are not currently required to be the subject of an approved NDA but, rather, may be marketed pursuant to an FDA regulatory enforcement policy permitting continued marketing of those drugs until the FDA determines whether they are safe and effective. The FDA has the authority to withdraw existing NDA approvals and to review the regulatory status of products marketed under the enforcement policy. The FDA may require an approved NDA for any drug product marketed under the enforcement policy if new information reveals questions about the drug's safety or effectiveness. All drugs must be manufactured in conformity with current good manufacturing practices ("cGMP"), and drug products subject to an approved NDA must be manufactured, processed, packaged, held, and labeled in accordance with information contained in the NDA. The Company and its third party manufacturers are subject to periodic inspection by the FDA to assure such compliance. Pharmaceutical products must be distributed, sampled and promoted in accordance with FDA requirements. The FDA also regulates the advertising of prescription drugs.

     Under the FDC Act, the federal government has extensive enforcement powers over the activities of pharmaceutical manufacturers to ensure compliance with FDA regulations. Those powers include, but are not limited to, the authority to initiate court action to seize unapproved or non-complying products, to enjoin non-complying activities, to halt manufacturing operations that are not in compliance with cGMP and to seek civil monetary and criminal penalties. The initiation of any of these enforcement activities, including the restriction or prohibition on sales of products marketed by the Company, could materially adversely affect the Company's business, financial condition and results of operations.

     While the Company believes that all of its current pharmaceuticals are lawfully marketed in the United States under current FDA enforcement policies or have received the requisite agency approvals for manufacture and sale, such marketing authority is subject to withdrawal by the FDA. In addition, modifications or enhancements of approved products are in many circumstances subject to additional FDA approvals which may or may not be received and which may be subject to a lengthy application process. The Company's and the third party manufacturers' manufacturing facilities are continually subject to inspection by such governmental agencies and manufacturing operations could be interrupted or halted in any such facilities if such inspections prove unsatisfactory. Any change in the FDA's enforcement policy or any decision by the FDA to require an approved NDA for a Company product not currently subject to the approved NDA requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also manufactures and sells drugs which are "controlled substances" as defined in the Controlled Substances Act, which establishes, among other things, certain security and record keeping requirements administered by the DEA. The Company has not experienced restrictions or fines for non-compliance with the foregoing regulations but no assurance can be given that restrictions or fines which could have a material adverse effect upon the Company's business, financial condition, and results of operations will not be imposed upon the Company in the future.

     The Company may also be subject to fees under The Prescription Drug User Fee Act of 1992 ("PDUFA"). PDUFA authorizes the FDA to collect three types of user fees for: (i) certain types of applications and supplements for approval of drug and biologic products, (ii) certain establishments where such products are made, and (iii) certain marketed products. Fees for applications, establishments, and products are determined by the FDA using criteria delineated in the statute. When certain conditions are met, the FDA may waive or reduce fees. To date, the Company has not been obligated to pay any such fee. There can be no assurance, however, that the FDA will not impose such a fee in the future.

     The Company cannot determine what effect changes in regulations or statutes or legal interpretation, when and if promulgated or enacted, may have on its business in the future. Changes could, among other things, require changes to manufacturing methods, expanded or different labeling, the recall, replacement or discontinuance of certain products, additional record keeping and expanded documentation of the properties of certain products and scientific substantiation. Such changes, or new legislation, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation" and "Business -- Environmental Matters."

     Competition; Uncertainty of Technological Change. The Company competes with other pharmaceutical companies, including large global pharmaceutical companies with financial resources substantially greater than those of the Company, for product and product line acquisitions. There can be no assurance
(i) that the Company will be able to acquire commercially attractive pharmaceutical products, (ii) that additional competitors will not enter the market, or (iii) that competition for product and product line acquisitions will not have a material adverse effect on the Company's business, financial condition and results of operations. The Company also competes with pharmaceutical companies in developing, marketing and selling pharmaceutical products. The selling prices of pharmaceutical products typically decline as competition increases. Further, other products now in use, under development or acquired by other pharmaceutical companies, may be more effective or offered at lower prices than the Company's current or future products. The industry is characterized by rapid technological change which may render the Company's products obsolete, and competitors may develop their products more rapidly than the Company. Competitors may also be able to complete the regulatory process sooner, and therefore, may begin to market their products in advance of the Company's products. The Company believes that competition in sales of its products will be based on, among other things, product efficacy, safety, reliability, availability and price. See "-- Generic Substitution," and "Business -- Competition."

     Product Liability; Product Recall; Product Returns. The Company faces an inherent business risk of exposure to product liability claims in the event that the use of its technologies or products is alleged to have resulted in adverse effects. Such risks will exist even with respect to those products that receive regulatory approval for commercial sale. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant product liability exposure. The Company currently has product liability insurance in the amount of $25.0 million for aggregate annual claims with a $50,000 deductible per incident and a $500,000 aggregate annual deductible; however, there can be no assurance that the level or breadth of any insurance coverage will be sufficient to fully cover potential claims. There can be no assurance that adequate insurance coverage will be available in the future at acceptable costs, if at all, or that a product liability claim or recall would not materially and adversely affect the business or financial condition of the Company. Product recalls may be issued at the discretion of the Company, the FDA or other government agencies having regulatory authority for pharmaceutical product sales. Recalls may occur due to disputed labeling claims, manufacturing issues, quality defects or other reasons. No assurance can be given that product recalls will not occur in the future. Any product recall could materially adversely affect the Company's business, financial condition and results of operations. The Company permits customers to return unused pharmaceutical products under certain conditions. Although product returns were less than 4.0% of revenues for the nine months ended September 30, 1997, there can be no assurance that actual levels of returns will not increase or significantly exceed the amounts anticipated by the Company. See "-- Customer Concentration; Consolidation of Distribution Network" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Attraction and Retention of Key Personnel. The Company is highly dependent on the principal members of its management staff, the loss of whose services might impede the achievement of acquisition and development objectives. Although the Company believes that it is adequately staffed in key positions and that it will be successful in retaining skilled and experienced management, operational and scientific personnel, there can be no assurance that the Company will be able to attract and retain such personnel on acceptable terms. The loss of the services of key scientific, technical and management personnel could have a material adverse effect on the Company, especially in light of the Company's recent growth. The Company does not maintain key-person life insurance on any of its employees. See "Business -- Employees" and "Management."

     No Prior Public Market; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price has been determined by negotiations between the Company and the representatives of the Underwriters and may not be indicative of the market price after the offering. See "Underwriting" for the factors considered in determining the initial public offering price. The stock prices of emerging growth companies, such as the Company, have historically been volatile. Factors such as the announcements of technological innovations or new products by the Company, its competitors and other third parties, as well as variations in the Company's results of operations, perceptions about market conditions in the pharmaceutical industry, the impact of various regulatory proposals and general market conditions, many of which are unrelated to the Company's operating performance, may cause the market price of the Company's Common Stock to fluctuate significantly.

     Shares Eligible for Future Sale. Sales of a substantial number of shares of the Company's Common Stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. Upon completion of this offering, there will be 34,000,000 shares of Common Stock outstanding (35,000,000 shares if the Underwriters' over-allotment option is exercised in full). Other than the 8,200,000 shares offered hereby, all shares of Common Stock held by the Company's current shareholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and may only be sold subject to the provisions of Rule 144 under the Securities Act.

     Of the 34,000,000 shares of Common Stock to be outstanding after the offering, approximately 22,000,000, or 78.6%, of the outstanding shares of Common Stock will be subject to lock-up agreements entered into by certain officers, directors and other shareholders of the Company (the "Lock-up Agreements"). The Company and its directors, officers and certain other shareholders have, among other things, agreed not to, directly or indirectly, offer for sale, sell, pledge or otherwise dispose of or during the term of the Lock-up Agreement enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future, any Common Stock or securities convertible into or exchangeable for Common Stock, with certain limited exceptions, or sell or grant options, rights or warrants with respect to any shares of Common Stock or securities convertible into or exchangeable for Common Stock, with certain limited exceptions, or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives. Of the 12,000,000 shares of Common Stock to be outstanding after the offering that are not subject to the Lock-up Agreements, other than the 8,200,000 shares of Common Stock sold in the offering, (i) approximately 1.8 million shares will be immediately eligible for resale in the public market without restriction in reliance on Rule 144(k) under the Securities Act, (ii) approximately 800,000 shares may be sold subject to the volume and manner of sales restrictions of Rule 144 and (iii) the remaining approximately 1.2 million shares may not be sold pursuant to Rule 144 prior to the expiration of their one-year holding period.

     Beginning 180 days after the date of this Prospectus, after the Lock-up Agreements have expired, (i) approximately 10.0 million additional shares of Common Stock will become eligible for resale into the public market in reliance on Rule 144(k) and (ii) approximately 12.0 million additional shares may be sold subject to the volume and manner of sales restrictions of Rule 144. See "Shares Eligible for Future Sale" and "Underwriting."

     Dilution; Absence of Dividends. Investors purchasing shares of Common Stock in this offering will incur immediate substantial dilution of $15.41 per share in the net tangible book value of the Common Stock from the initial public offering price. The Company has never paid any cash dividends on its Common Stock. The Company currently anticipates that it will retain all available funds for use in its business and does not expect to pay any cash dividends in the foreseeable future. Furthermore, the payment of cash dividends from earnings is currently restricted by the Company's credit arrangements with a commercial lender. See "Dilution" and "Dividend Policy."

     Concentration of Ownership; Lack of Independent Directors. Following this offering, the present officers and directors of the Company and their affiliates will beneficially own approximately 40.2% of the outstanding shares of Common Stock. Accordingly, they will have the ability to exercise significant influence over the management and policies of the Company. Following completion of the offering, independent directors will not constitute a majority of the Board of Directors and the Company's Board of Directors may not have a majority of independent directors in the future. In the absence of a majority of independent directors, the Company's executive officers, who also are principal shareholders and directors, could establish policies and enter into transactions without independent review and approval thereof. Transactions without an independent review could present the potential for a conflict of interest between the Company and its shareholders generally and the executive officers, shareholders or directors. See "Management" and "Principal and Selling Shareholders."

     Certain Charter, Bylaws and Statutory Provisions; Rights Agreement. The Company's Second Amended and Restated Charter (the "Charter") and Amended and Restated Bylaws (the "Bylaws") provide for a classified Board of Directors, restrict the ability of shareholders to call special meetings and contain advance notice requirements for shareholder proposals and nominations and special voting requirements for the amendment of the Company's Charter and Bylaws. These provisions could delay or hinder the removal of incumbent directors and could discourage or make more difficult a proposed merger, tender offer or proxy contest involving the Company or may otherwise have an adverse effect on the market price of the Common Stock. The Company also is subject to provisions of

Tennessee corporate law that provides that a party owning 10.0% or more of stock in a "resident domestic corporation" (such party is called an "interested shareholder") cannot engage in a business combination with the resident domestic corporation unless the combination (i) takes place at least five years after the interested shareholder first acquired 10.0% or more of the resident domestic corporation, and (ii) either (A) is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or (B) satisfies certain fairness conditions specified in the specific provisions. There are certain other Tennessee statutes which provide antitakeover protection for Tennessee corporations. See "Description of Capital Stock -- Certain Provisions of the Charter and Bylaws and Statutory Provisions."

     The Company's Board of Directors has declared a dividend of one preferred share purchase right (a "Right") for each share of Common Stock outstanding. A Right will also be attached to each share of Common Stock subsequently issued. The Rights will have certain anti-takeover effects. If triggered, the Rights would cause substantial dilution to a person or group of persons (other than certain exempt persons) that acquires more than 15.0% of the Common Stock on terms not approved by the Company's Board of Directors. The Rights could discourage or make more difficult a merger, tender offer or other similar transaction. See "Description of Capital Stock -- Rights Agreement."

     Pursuant to the Charter, shares of preferred stock may be issued in the future without shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine in the exercise of its business judgment. The rights of the holders of Common Stock are subject to, and may be adversely affected by, any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, could have the effect of discouraging, or making more difficult, a third party's acquisition of a majority of the Company's outstanding voting stock. The Company has no present plans to issue any shares of preferred stock. See "Description of Capital
Stock -- Preferred Stock."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere, including statements regarding the anticipated development and expansion of the Company's business; the products which the Company expects to offer; anticipated development expenditures and regulatory reform; the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company; and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). In addition, when used in this Prospectus, the words "believe," "anticipate," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to the factors set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                                  THE COMPANY

     The Company was incorporated in the State of Tennessee in 1993. The Company's executive offices are located at 501 Fifth Street, Bristol, Tennessee 37620. Its telephone number is (423) 989-8000.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of Common Stock in this offering are estimated to be $98.6 million ($115.3 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company, assuming an estimated initial public offering price of $18.00. The net proceeds of this offering, together with the Company's existing cash and cash equivalents, will be used for: (i) acquisition of additional branded products,
(ii) repayment of certain indebtedness, and (iii) general corporate purposes, including investments in facilities to accommodate any newly acquired products, development of branded product line extensions and internally developed generic products and expansion of the sales force. The Company is actively pursuing the acquisition of rights to several products which may require the use of substantial capital resources. Except for Letters of Intent with Glaxo Wellcome, there are no present agreements or commitments with respect to any such acquisition.

     A portion of the proceeds will be used to repay the outstanding principal balance and accrued interest of a promissory note in the aggregate amount of $1.8 million payable to General Injectables and Vaccines, Inc. ("GIV"). This note bears interest at the rate of 8.0% and matures on December 31, 1998. In addition, a portion of the proceeds will be used to repay the outstanding principal balance and accrued interest of a promissory note in the aggregate amount of $1.8 million payable to The United Company. This note bears interest at the rate of 10.0% and matures on April 1, 1999. Proceeds of the loan from The United Company were used to fund, in part, the acquisition of the Cortisporin product line from Glaxo Wellcome.

     The cost, timing and amount of funds required for all specific uses by the Company cannot be precisely determined by the Company at this time and is at management's discretion. The rate of the Company's progress in acquiring new branded products or acquiring companies with such products, the timing and nature of regulatory action and the availability of alternative methods of financing, will also determine the allocation and timing of the Company's use of the proceeds from this offering. Pending application of the proceeds as described above, the Company plans to invest the net proceeds of the offering in short-term marketable securities.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. Furthermore, the payment of cash dividends from earnings is currently restricted by the Company's credit arrangements with a commercial lender. Assuming removal of this restriction, the payment of cash dividends is subject to the discretion of the Board of Directors and will be dependent upon many factors, including the Company's earnings, its capital needs, and its general financial condition. The Company anticipates that for the foreseeable future, it will retain its earnings, if any, in order to finance the expansion and development of its business. See "Risk Factors -- Dilution; Absence of Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of September 30, 1997, and as adjusted to reflect the sale of 6,000,000 shares of Common Stock, offered hereby at the assumed public offering price of $18.00 per share and the application of the estimated net proceeds of such sale (after deducting the underwriting discounts and estimated offering expenses payable by the Company). See "Use of Proceeds." This table should be read in conjunction with "Pro Forma Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                 SEPTEMBER 30, 1997
                                                              ------------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------   --------------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $    35      $ 95,137
                                                              =======      ========
Current portion of long-term obligations and short term
  debt(1)...................................................  $ 9,090      $  7,915
Long-term obligations (excluding current portion of
  long-term obligations)(1).................................   22,913        20,575
Line of credit(1)...........................................    2,282         2,282
Shareholders' equity:
  Common Stock, no par value; 150,000,000 shares authorized;
     28,000,000 issued and outstanding (actual); 34,000,000
     shares outstanding (as adjusted)(2)(3)(4)..............   16,455       115,070
Due from related party......................................   (1,139)       (1,139)
Retained earnings...........................................   12,493        12,493
                                                              -------      --------
          Total shareholders' equity........................   27,809       126,424
                                                              -------      --------
          Total capitalization..............................  $62,094      $157,196
                                                              =======      ========

------------------------------

(1) For additional information relating to long-term obligations, see Notes 9 and 10 to the Consolidated Financial Statements.

(2) Shareholders of the Company will vote at the November 14, 1997 annual meeting on a proposal to increase the number of authorized shares of Common Stock of the Company from 10,000,000 to 150,000,000 shares. The above assumes such proposal will be effected.

(3) On October 15, 1997, the Board of Directors of the Company approved a 2.8 for 1 stock split.

(4) Excludes 3,500,000 shares of Common Stock available for future grants under the Company's 1997 Incentive and Nonqualified Stock Option Plan for Employees. No options are currently outstanding.

                                    DILUTION

     The net tangible book value of the Company as of September 30, 1997, was approximately $(10.4) million, or $(.37) per share. "Net tangible book value" equals the total tangible assets of the Company. The calculation of net tangible book value on a per share basis is equal to net tangible book value divided by the aggregate number of shares of Common Stock outstanding. The calculation of aggregate shares outstanding gives effect to the 2.8 for 1 stock split. After giving effect to the sale of the 6,000,000 shares of Common Stock offered by the Company hereby at an assumed Price to Public of $18.00 per share, the pro forma net tangible book value of the Company as of September 30, 1997 would have been $88.2 million, or $2.59 per share. This represents an effective net increase in net tangible book value of $2.96 per share to existing shareholders and an immediate dilution of $15.41 per share to new investors purchasing shares at the initial public offering price. The following table illustrates this per share dilution, after deduction of underwriting discount and offering expenses:

Price to Public per share...................................           $18.00
  Net tangible book value per share before offering(1)......  $ (.37)
  Increase per share attributable to price paid by
     purchasers in this offering............................    2.96
                                                              ------
Pro forma net tangible book value per share after
  offering(1)...............................................             2.59
                                                                       ------
Dilution in pro forma net book value per share to new
  investors.................................................           $15.41
                                                                       ======

     The following table sets forth, on a pro forma as adjusted basis as of September 30, 1997, the differences between the existing shareholders and the new investors with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid:

                                   SHARES PURCHASED       TOTAL CONSIDERATION
                                 --------------------    ----------------------
                                   NUMBER     PERCENT       AMOUNT      PERCENT    PER SHARE
                                 ----------   -------    ------------   -------    ---------
Existing shareholders..........  28,000,000      82%     $ 14,613,000      12%      $ 0.52
New investors(1)...............   6,000,000      18%      108,000,000      88%       18.00
                                 ----------     ---      ------------     ---
          Total................  34,000,000     100%     $122,613,000     100%
                                 ==========     ===      ============     ===

------------------------------

(1) Sales by the Selling Shareholders in the offering will reduce the number of shares held by the existing shareholders prior to the offering to 25,800,000, or 76% (or 74% if the over-allotment option is exercised in full), and will increase the number of shares held by new investors of Common Stock in the offering to 8,200,000, or 24% (9,200,000, or 26% if the over-allotment option is exercised in full), of the total number of shares of Common Stock outstanding after the offering. See "Principal and Selling Shareholders."

     The calculations in the tables set forth above do not reflect an aggregate of 3,500,000 shares of Common Stock available for future grants under the Company's 1997 Incentive and Nonqualified Stock Option Plan for Employees.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Pro Forma Financial Statements" and the Company's Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus. The consolidated statement of operations data for each of the years ended December 31, 1994, 1995 and 1996, and the nine months ended September 30, 1997, and the consolidated balance sheet data as of December 31, 1995 and 1996 and September 30, 1997, have been derived from the consolidated financial statements of the Company that have been audited by Coopers & Lybrand L.L.P. and included elsewhere in this Prospectus. The consolidated balance sheet data as of December 31, 1994 have been derived from the consolidated financial statements of the Company that have been audited by Coopers & Lybrand L.L.P. but not included in this Prospectus. The consolidated statements of operations for the nine months ended September 30, 1996 and the consolidated balance sheet data as of September 30, 1996 have been derived from unaudited consolidated financial statements prepared on the same basis as the audited consolidated financial statements. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of results to be expected for the entire year ending December 31, 1997 or any future period.

     The statement of operations data for the fiscal years ended December 31, 1992 and 1993 and the balance sheet data as of December 31, 1992 and 1993, are derived from unaudited financial statements of the Predecessor Company (defined below).

                                         PREDECESSOR COMPANY                       THE COMPANY
                                         -------------------   ---------------------------------------------------
                                                                                               NINE MONTHS ENDED
                                                  FISCAL YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                         -------------------------------------------------   ---------------------
                                         1992(1)    1993(1)     1994      1995      1996        1996        1997
                                         --------   --------   -------   -------   -------   -----------   -------
                                                                                             (UNAUDITED)

                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales(2)...........................   $23,108    $24,637   $13,311   $25,441   $15,457     $11,310     $33,817
Development revenue(3).................        --         --        --        --     5,000       2,500          --
                                          -------    -------   -------   -------   -------     -------     -------
         Total revenue, net............    23,108     24,637    13,311    25,441    20,457      13,180      33,817
Costs of sales.........................    17,913     19,373     9,754    12,130     8,782       7,050       9,538
Selling, general and administrative....     3,542      6,964     1,987     8,605    12,106       8,441      13,734
Depreciation and amortization..........       469        489       639     1,777       982         655       1,631
                                          -------    -------   -------   -------   -------     -------     -------
         Total costs and expenses......    21,924     26,826    12,380    22,512    21,870      16,146      24,903
Gain on disposition of net assets(4)...        --     10,500        --        --        --          --          --
Sale of product line(2)................        --         --        --    13,102        --          --          --
                                          -------    -------   -------   -------   -------     -------     -------
Operating income (loss)................     1,184     (8,311)      931    16,031    (1,413)        164       8,914
Gain on sale of investment in
  affiliate(5).........................        --         --        --        --     1,760       1,760          --
Interest expense.......................      (116)       (96)   (1,069)   (2,006)   (1,272)       (850)     (1,730)
Other (expenses) income................        60       (152)      554       367       578         407         212
Net income (loss) before income taxes
  and extraordinary gain...............     1,128      8,063       416    14,392      (347)     (1,019)      7,395
Income tax (benefit) expense...........        91        516      (501)    5,058      (107)       (316)      2,840
                                          -------    -------   -------   -------   -------     -------     -------
Net income (loss) before extraordinary
  gain.................................     1,037      7,547       917     9,334      (240)       (703)      4,555
Extraordinary gain on early
  extinguishment of long-term debt, net
  of income taxes of $272(6)...........        --         --        --       528        --          --
                                          -------    -------   -------   -------   -------     -------     -------
Net income (loss)......................   $ 1,037    $ 7,547   $   917   $ 9,862   $  (240)    $  (703)    $ 4,555
                                          =======    =======   =======   =======   =======     =======     =======
Net income (loss) per share(7).........       N/A        N/A   $  0.20   $  0.79   $ (0.02)    $ (0.06)    $  0.18
                                                               =======   =======   =======     =======     =======
Weighted average number of common and
  common stock equivalents(8)..........       N/A        N/A     4,538    12,446    13,631      12,572      25,656

                                                          DECEMBER 31,                         SEPTEMBER 30,
                                         -----------------------------------------------   ---------------------
                                          1992      1993      1994      1995      1996        1996        1997
                                         -------   -------   -------   -------   -------   -----------   -------
                                                             (IN THOUSANDS)                (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents..............     $417      $501    $1,028   $10,568    $1,392        $5,543       $35
Working capital........................    1,582     2,747   (2,408)     7,599     7,749         7,563        83
Total assets...........................    7,756    11,805    38,447    33,942    39,279        34,244    74,253
Long-term debt (excluding current por-
tion)..................................      630        --    27,065     9,497    13,980        11,029    22,913
Shareholders' equity...................    3,473    11,021     1,935    11,011    15,693        11,176    27,809

------------------------------

(1) Effective December 31, 1993, the Company acquired certain assets and assumed certain liabilities of RSR Laboratories, Inc. (the "Predecessor Company"). The 1992 and 1993 financial data of the Predecessor Company is not comparable to the Company's financial data for 1994 through 1997 since the 1992 and 1993 financial data of the Predecessor Company includes the gross up of customer supplied materials in net sales and cost of sales. Such gross up of net sales and cost of sales in 1992 and 1993 was $7.3 million and $7.9 million, respectively. Such costs were not paid by the Company or billed to the customer and the Company's accounting practice does not include these costs in net sales or cost of sales.

(2) In December 1994, the Company acquired the Anexsia Product Line. The Company sold the Anexsia Product Line to Mallinckrodt in December 1995 for $32.0 million and recorded a $13.1 million net gain.

(3) In connection with the Anexsia Transaction, the Company agreed to develop four ANDAs to be filed with the FDA on Mallinckrodt's behalf for a maximum of $2.5 million each due upon FDA approval. In 1996 the FDA approved two of these ANDAs and as of September 30, 1997, the two additional ANDAs were on file with the FDA.

(4) The Predecessor Company sold the net assets of its over-the-counter human and animal pharmaceutical and health products business effective December 31, 1993. The net book value of assets sold had a recorded book value of $3.0 million.

(5) In September 1996, the Company sold its entire 6.0% interest in an affiliated, privately held pharmaceutical company. See Note 15 to the Consolidated Financial Statements.

(6) Reflects gain from early extinguishment of debt in connection with the disposition of the Anexsia Product Line.

(7) Net income (loss) per share is unchanged on a fully diluted basis for all periods presented.

(8) Reflects retroactively the effects of the 15.0% stock dividend paid in 1996 and a 2.8 for 1 stock split.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. See "Risk Factors" for trends and uncertainties known to the Company that could cause reported financial information to differ materially from future results.

OVERVIEW

     The Company is an integrated pharmaceutical company that manufactures, markets and sells branded and generic prescription pharmaceutical products. The Company seeks to capitalize on niche opportunities in the pharmaceutical industry created by cost containment initiatives and consolidation among large global pharmaceutical companies. The Company's strategy is to acquire branded pharmaceutical products and increase their sales by focused promotion and marketing, as well as by developing product line extensions and through product life cycle management.

     The Company was founded in December 1993 when it acquired its manufacturing facility and assumed contracts to manufacture pharmaceutical products and companion animal health products for pharmaceutical companies. When the Company was first formed, contract manufacturing made up a significant portion of the Company's net sales. In December 1994, the Company acquired its first branded pharmaceutical product line, the Anexsia Product Line, for $17.6 million. The acquisition was funded by a note payable to the seller (the "Anexsia Note Payable"). During the 12 months following its acquisition, the Company significantly increased annual sales of Anexsia through a combination of product development and marketing. In December 1995, the Company sold the Anexsia Product Line to Mallinckrodt for $32.0 million in cash and recognized a $13.1 million net gain. In connection with the sale, the Company entered into a manufacture and supply agreement with Mallinckrodt, with guaranteed minimum revenues of $4.8 million through 1999, and an agreement to develop four ANDAs on Mallinckrodt's behalf for a maximum of $2.5 million each due upon FDA approval. In 1996 the FDA approved two of these ANDAs and, as of September 30, 1997 the additional two ANDAs were on file.

     The Company has used the proceeds from the sale of the Anexsia Product Line to acquire additional branded pharmaceutical products. Since December 1994, the Company has acquired nine branded pharmaceutical products, developed one product internally, divested one product and introduced seven product line extensions for these. The Company has improved the sales of most of its acquired products. Branded pharmaceutical products represented approximately 79.8% of the net sales of the Company for the first nine months ended September 30, 1997, with the Cortisporin product line representing 60.7% of net sales. As part of its business strategy, the Company intends to continue to acquire branded pharmaceutical products and to create value by leveraging its marketing, manufacturing and product development capabilities.

     The Company expects that its strategy of acquiring branded pharmaceutical products will increase its revenues as a result of sales of such products and will increase gross margins. In general, margins are higher on the Company's branded pharmaceutical products than on the Company's other products, making branded products attractive to the Company. In addition, as soon as practicable after regulatory requirements are satisfied, the Company expects that using its manufacturing capability to ultimately produce these acquired pharmaceutical products will increase the Company's margins because the cost of producing pharmaceutical products on its own is lower than the cost of having these products manufactured by third parties.

     The Company's strategy is also expected to increase its selling, general and administrative expenses due to the hiring of additional sales representatives and increased sampling, advertising and other marketing costs as a result of more focused marketing efforts. In accordance with its focus on branded pharmaceutical products, the Company expects that, over time, its contract manufacturing and generic pharmaceutical and companion animal health product lines will become a smaller percentage of revenues.

     The following summarizes approximate net revenues by product categories.

                                                                                       NINE MONTHS
                                                             FISCAL YEAR ENDED            ENDED
                                                               DECEMBER 31,           SEPTEMBER 30,
                                                        ---------------------------   -------------
                                                         1994      1995      1996         1997
                                                        -------   -------   -------   -------------
                                                                      (IN THOUSANDS)
Branded pharmaceuticals...............................  $   305   $ 5,921   $ 2,938      $26,972
Generic pharmaceuticals...............................    1,711     7,492     1,572        1,039
Contract manufacturing................................   11,295    12,028    10,890        5,090
Companion animal health...............................       --        --        57          716
Development revenues..................................       --        --     5,000           --
                                                        -------   -------   -------      -------
          Total revenues..............................  $13,311   $25,441   $20,457      $33,817
                                                        =======   =======   =======      =======

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

  Revenues

     Net revenues increased $20.0 million, or 144%, to $33.8 million in the nine months ended September 30, 1997 from $13.8 million in the nine months ended September 30, 1996. This increase was due primarily to the acquisition of seven branded products since October 1996. Of these acquired products, the Cortisporin product line contributed $20.5 million in 1997, or 60.7% of total net sales, while the Company's additional branded products contributed an additional $6.5 million, or 19.2%. Although there are two additional ANDAs on file with the FDA in connection with the Anexsia Transaction in 1997, the Company did not recognize any income in the first nine months ended September 30, 1997 related to this contract, compared to $2.5 million recognized in the nine months ended September 30, 1996. Revenues from contract manufacturing decreased $4.4 million, or 46.3%, to $5.1 million in the nine months ended September 30, 1997 from $9.5 million in the nine months ended September 30, 1996, due primarily to the expiration of a manufacturing contract.

  Operating Costs and Expenses

     Total operating costs and expenses increased $8.8 million, or 54.7%, to $24.9 million in the nine months ended September 30, 1997 from $16.1 million in the nine months ended September 30, 1996. The increase was due to increases in the costs of sales, selling, general and administrative expenses and depreciation and amortization expenses.

     Cost of sales increased $2.4 million, or 33.8%, to $9.5 million in the nine months ended September 30, 1997 from $7.1 million in the nine months ended September 30, 1996. The increase was due primarily to the costs associated with the new branded product lines. Cost of sales increased more slowly than sales because acquired branded product lines generally had higher margins than the Company's other product lines.

     Selling, general and administrative expenses increased $5.3 million, or 63.1%, to $13.7 million in the nine months ended September 30, 1997 from $8.4 million in the nine months ended September 30, 1996. This increase was primarily attributable to the hiring of additional field sales representatives during late 1996 and early 1997, other additional personnel costs and marketing, promotion and sampling costs associated with the new branded product lines.

     Depreciation and amortization expense increased $976,000, or 149%, to $1.6 million in the nine months ended September 30, 1997 from $655,000 in the nine months ended September 30, 1996. This increase was primarily attributable to the amortization of the purchase price of the new branded product lines.

  Operating Income

     Operating income increased $11.2 million to $8.9 million in the nine months ended September 30, 1997 from an operating loss of $2.3 million in the nine months ended September 30, 1996. As a percentage of net revenues operating income was 26.3% in the nine months ended September 30, 1997.

This increase was primarily due to increased revenues from the acquisition of additional branded products.

  Gain on Sale of Investment in Affiliate

     In September 1996, the Company sold its entire 6.0% interest in an affiliated, privately held pharmaceutical company, which had been co-founded by the Company's Chief Executive Officer, for $2.0 million, resulting in a gain of $1.8 million.

  Interest Expense

     Interest expense increased $880,000, or 104%, to $1.7 million in the nine months ended September 30, 1997 from $850,000 in the nine months ended September 30, 1996, as a result of additional term loans used to finance, in part, the acquisitions of branded product lines.

  Income Tax (Benefit) Expense

     The effective tax rate in 1997 of 38.4% was higher than the federal statutory rate of 34.0% due to state income taxes.

  Net Income

     Due to the factors set forth above, net income increased $5.3 million to $4.6 million in the nine months ended September 30, 1997 from a net loss of $703,000 in the nine months ended September 30, 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenues

     Net revenues decreased $4.9 million, or 19.3%, to $20.5 million in 1996 from $25.4 million in 1995 due primarily to the disposition of the Anexsia Product Line, which had generated net revenues of $9.6 million in 1995. In addition, the Company experienced a general decline in revenues from generic pharmaceutical products as a result of erosion of generic pricing due to competition as well as a decline in revenues from contract manufacturing as a result of the expiration of a significant contract offset, in part, by the addition of new contracts. These revenue decreases were offset by the recognition of $5.0 million in developmental revenues from the Anexsia Transaction and revenues from three branded pharmaceutical products acquired in the fourth quarter of 1996.

  Operating Costs and Expenses

     Total operating costs and expenses decreased $642,000, or 2.9%, to $21.9 million in 1996 from $22.5 million in 1995. The decrease was due to decreases in both costs of sales and depreciation and amortization expenses, offset by an increase in selling, general and administrative expenses.

     Cost of sales decreased $3.3 million, or 27.3%, to $8.8 million in 1996 from $12.1 million in 1995. The decrease was due primarily to the sale of the Anexsia Product Line, offset by the acquisition of a number of smaller product lines in the fourth quarter of 1996.

     Selling, general and administrative expenses increased $3.5 million, or 40.7%, to $12.1 million in 1996 from $8.6 million in 1995. This increase was primarily attributable to the hiring of additional employees during 1996 and late 1995 to support the Company's expansion, and increased costs associated with marketing efforts relating to three branded pharmaceutical products acquired by the Company in the fourth quarter of 1996 and additional product development expenses incurred in developing branded and generic pharmaceutical product reformulations in 1996.

     Depreciation and amortization expense decreased $795,000, or 44.2%, to $982,000 in 1996 from $1.8 million in 1995. This decrease was primarily attributable to reduced amortization expense as a result of the disposition of the Anexsia Product Line.

  Operating Income

     Operating income decreased $17.4 million to a loss of $1.4 million in 1996 from operating income of $16.0 million in 1995 and decreased as a percentage of net revenues to (6.9%) from 63.0% in 1995. This decrease was primarily as a result of greater selling, general and administrative expenses and lost revenues and a 1995 nonrecurring gain due to the disposition of the Anexsia Product Line, offset, in part, by an increase in development revenues.

  Gain on Sale of Investment in Affiliate

     In September 1996, the Company sold its entire 6.0% interest in an affiliated, privately held pharmaceutical company, which had been co-founded by the Company's Chief Executive Officer, for $2.0 million, resulting in a gain of $1.8 million.

  Interest Expense

     Interest expense decreased $734,000, or 36.7%, to $1.3 million in 1996 from $2.0 million in 1995, primarily due to the repayment of the Anexsia Note Payable in December 1995.

  Income Tax (Benefit) Expense

     The effective tax rate of 31.0% in 1996 and 35.1% in 1995 does not differ significantly from the federal statutory rate of 34.0%.

  Net Income

     Due to the factors set forth above, net income decreased $10.1 million, to a net loss of $240,000 in 1996 from net income of $9.9 million in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues

     Net revenues increased $12.1 million, or 91.0%, to $25.4 million in 1995 from $13.3 million in 1994 due primarily to the acquisition of the Anexsia Product Line as well as an increase in revenues from generic pharmaceutical products. The Company also increased revenues from contract manufacturing due to the renewal of contracts that had expired during 1995 under more favorable terms.

  Operating Costs and Expenses

     Total operating costs and expenses increased $10.1 million, or 81.5%, to $22.5 million in 1995 from $12.4 million in 1994. The increase was due to increases in the costs of sales, selling, general and administrative expenses and depreciation and amortization expense.

     Cost of sales increased $2.3 million, or 23.5%, to $12.1 million in 1995 from $9.8 million in 1994. The increase was due primarily to costs associated with the acquisition of the Anexsia Product Line prior to its disposition in December 1995.

     Selling, general and administrative expenses increased $6.6 million, or 330%, to $8.6 million in 1995 from $2.0 million in 1994. This increase was primarily attributable to increased promotional costs attributable to marketing efforts relating to branded pharmaceutical products acquired by the Company during 1995, variable costs commensurate with increased sales volumes, and an increase in personnel costs attributable to the hiring of additional employees during 1995.

     Depreciation and amortization expense increased $1.1 million, or 172%, to $1.8 million in 1995 from $639,000 in 1994. This increase was primarily attributable to the amortization of the purchase price of the Anexsia Product Line.

  Operating Income

     Operating income increased $15.1 million, or 1,622%, to $16.0 million in 1995 from $931,000 in 1994 and increased as a percentage of net revenues to 63.0% from 7.0% in 1994. This increase was due primarily to increased revenues from the acquisition of the Anexsia Product Line.

  Interest Expense

     Interest expense increased $937,000, or 85.2%, to $2.0 million in 1995 from $1.1 million in 1994, as a result of the Anexsia Note Payable issued in connection with the purchase of the Anexsia Product Line.

  Income Tax (Benefit) Expense

     The effective tax rate in 1995 approximated the federal statutory rate. In 1994 the rate was substantially lower than the statutory rate due to the basis differences on certain assets purchased and the lower level of taxable income.

  Net Income

     Due to the factors set forth above, as well as the gain of $13.1 million recognized by the Company as a result of the disposition of the Anexsia Product Line, net income increased $8.9 million, or 971%, to $9.9 million in 1995 from $917,000 in 1994.

LIQUIDITY AND CAPITAL RESOURCES

  General

     The Company's liquidity requirements arise from net cash used in operations, payments on outstanding indebtedness and funding of acquisitions of branded products. The Company has met its cash requirements through 1996 primarily through bank borrowings and the proceeds from the disposition of the Anexsia Product Line.

     The Company's recent cash requirements arose primarily in connection with the acquisition of branded pharmaceutical products. In 1995 the Anexsia Product Line was acquired and financed with the Anexsia Note Payable. The Anexsia Note Payable was repaid upon the completion of the disposition of the Anexsia Product Line in December 1995. In 1996 the acquisition of two branded pharmaceutical products for $7.0 million was financed with a combination of cash and seller financing. In March 1997, the Company raised $23.0 million through a combination of equity ($8.0 million) and notes payable with banks and borrowing under its revolving line of credit to finance the acquisition of the Cortisporin product line. Other product acquisitions in 1997, which totalled $6.6 million, were financed primarily with notes payable from banks and internally generated funds.

     As of September 30, 1997, the Company had available up to $6.2 million under its revolving line of credit which allows for total borrowing of up to $8.5 million.

  Nine Months Ended September 30, 1997

     Net cash provided by operating activities was $5.3 million for the nine months ended September 30, 1997, which was primarily attributable to increased operating income. Increases of receivables and inventory of $5.1 million and $2.5 million, respectively, were offset by $1.6 million of depreciation and amortization expenses, increases in accounts payable, accrued expenses and income taxes payable of $2.7 million, $2.8 million and $1.7 million, respectively.

     Net cash used in investing activities was $32.5 million for the nine months ended September 30, 1997, which consisted primarily of the purchase of the Cortisporin product line for $23.7 million, two additional branded products at a combined cost of $6.7 million, and the purchase of additional property and equipment for $957,000 and deposit on equipment of $1.3 million.

     Net cash provided by financing activities was $25.8 million for the nine months ended September 30, 1997, which consisted of $13.2 million, $1.3 million and $15.9 million in proceeds from the revolving line of credit, and additional short-term and long-term debt to finance branded product acquisitions, respectively, offset by payments of $10.9 million and $3.3 million on the revolving line of credit and long-term debt, respectively. Further, the Company received net proceeds of $8.0 million from the issuance of common shares and received $2.1 million in payments from officers of the Company on shareholder notes receivable.

     As a result of the factors discussed above, cash and cash equivalents decreased to $35,000 from $1.4 million as of December 31, 1996.

  Year ended December 31, 1996

     Net cash used in operating activities was $6.0 million for the year ended December 31, 1996. The Company's net use of operating cash in 1996 was primarily a result of a $1.4 million operating loss, excluding the $1.8 million gain on sale of investment in affiliate, offset by $1.0 million of depreciation and amortization, an increase in income taxes receivable of approximately $3.6 million resulting from federal and state tax payments made by the Company in 1996, as well as an increase in inventory of $1.9 million due to the acquisition of three branded pharmaceutical products and the internal development of a complete generic product line in the fourth quarter of 1996.

     Net cash used in investing activities for the year ended December 31, 1996 was $2.4 million and was primarily the result of cash paid of $3.3 million and $1.0 million for the acquisition of three new branded product lines and costs associated with generic pharmaceutical products as well as property and equipment purchases, respectively. Additionally, the Company received $2.1 million from the sale of its 6.0% investment in an affiliated, privately-held pharmaceutical company.

     Net cash used in financing activities was $781,000 for the year ended December 31, 1996, which was comprised of payments on the revolving line of credit and other term loans of $3.4 million and $2.8 million, respectively, offset by proceeds from a $2.5 million term loan used to finance, in part, the acquisition of certain branded pharmaceutical products and $2.8 million raised in an employee stock purchase plan.

     As a result of the factors discussed above, cash and cash equivalents decreased from $10.6 million as of December 31, 1995, to $1.4 million as of December 31, 1996.

  Year ended December 31, 1995

     Net cash used in operating activities was $2.6 million for the year ended December 31, 1995. The Company's net use of operating cash in 1995 was primarily a result of an increase in inventory and receivables of $1.3 million and $876,000, respectively, due to increased revenues during 1995. Additionally, the Company decreased its accounts payable and accrued expenses by $288,000 and $220,000, respectively.

     Net cash provided by investing activities was $30.3 million for the year ended December 31, 1995 which consisted primarily of the $32.0 million in proceeds received from the disposition of the Anexsia Product Line, offset by the costs of improvements to the Company's manufacturing facility.

     Net cash used in financing activities was $18.1 million for the year ended December 31, 1995, which primarily was the repayment of the $17.5 million Anexsia Note Payable. Additionally, the Company had proceeds from its revolving line of credit and other term loans of $200.8 million and

$329,000, and made payments on such indebtedness of $198.4 million and $20.1 million, respectively. Further, the Company paid $100,000 to retire preferred stock and paid $8,000 dividends on such stock.

     As a result of the factors discussed above, cash and cash equivalents increased from $1.0 million at December 31, 1994 to $10.6 million at December 31, 1995.

  Year ended December 31, 1994

     Net cash provided by operating activities was $672,000 for the year ended December 31, 1994. Net cash provided by operating activities in 1994 was primarily a result of net income plus depreciation and amortization of $639,000, deferred tax expense of $629,000, offset by changes in working capital of $706,100. Net cash used in investing activities was $890,000, consisting primarily of purchases of property and equipment.

     Net cash provided by financing activities was $927,000 for the year ended December 31, 1994, which was primarily a result of borrowings on the Company's revolving line of credit of $12.0 million offset by payments of $11.0 million. Additionally, the Company received payments from the issuance of $800,000 in preferred stock, and repaid $346,000 in indebtedness, and received an advance from an affiliate of $520,000. In December 1994, the Company purchased the Anexsia Product Line in exchange for the $17.5 million Anexsia Note Payable, with no cash down.

     As a result of the factors discussed above, cash and cash equivalents increased to $1.0 million as of December 31, 1994 from $319,000 as of December 31, 1993.

  Certain Indebtedness and Other Matters

     As of September 30, 1997, the Company had outstanding approximately $30.7 million of long-term debt, $1.3 million of short-term debt and $2.3 million in borrowings under its revolving lines of credit agreements and term loans. Of these amounts, approximately $12.2 million were at variable rates based on LIBOR and the remainder at fixed rates. The Company does not believe its exposure to changes in interest rates under these variable rate agreements will have a material effect on its financial condition or results of operations. Certain financing arrangements require the Company to maintain certain minimum net worth, debt to equity, cash flow and current ratio requirements. The Company has obtained waivers from its commercial lenders for violations of cash flow and current ratio covenants.

     On October 6, 1997, the Company signed Letters of Intent with Glaxo Wellcome to acquire certain branded pharmaceutical product lines for $23.0 million. The Company plans to finance this acquisition with a new credit facility, the terms and conditions of which are currently being negotiated.

     The Company plans to use the proceeds from this offering primarily to fund future acquisitions of branded pharmaceutical products and to repay certain borrowings. See "Use of Proceeds."

     The Company believes that existing credit facilities and cash expected to be generated from operations are sufficient to finance its current operations and working capital requirements. However, in the event the Company makes significant future acquisitions, it may be required to raise funds in addition to those being raised in this offering, through additional borrowings or the issuance of additional debt or equity securities. At present, the Company is actively pursuing the acquisition of additional branded pharmaceutical products which may require the use of substantial capital resources. There are, however, no present agreements or commitments with respect to any such acquisitions except for those described elsewhere in this Prospectus.

  Capital Expenditures

     Capital expenditures, including capital lease obligations, were $1.0 million for the nine months ended September 30, 1997 and $2.2 million, $1.7 million and $1.1 million in 1996, 1995 and 1994, respectively. The principal capital expenditures included property and equipment purchases and building improvements. The Company is anticipating total capital expenditures in the final three months of 1997 to be approximately $500,000 and total capital expenditures in 1998 to be approximately $3.0 million primarily to fund additional equipment purchases and building improvements. The Company expects to increase its capital expenditures over the next few years as a part of its acquisition and growth strategy.

IMPACT OF INFLATION

     The Company has experienced only moderate raw material and labor price increases in recent years. While the Company has passed some price increases along to its customers, the Company has primarily benefited from rapid sales growth negating most inflationary pressures.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, effective for fiscal periods ending after December 15, 1997. The new standard simplifies the computation of earnings (loss) per share by replacing primary earnings
(loss) per share with basic earnings (loss) per share. Basic earnings (loss) per share will not include the effect of any potentially dilutive securities, as under the current accounting standard, and will be computed by dividing reported income available to common shareholders by the weighted average number of common shares outstanding during the period. Fully diluted earnings (loss) per share will now be called diluted earnings (loss) per share and will reflect the dilution of all potentially dilutive securities. The adoption of this standard by the Company will have no impact on the historical reported earnings (loss) per share amounts since the Company did not have any potentially dilutive securities. In October 1997, the Board of Directors approved the 1997 Incentive and NonQualified Stock Option Plan for Employees for which there are currently no outstanding options.

     Statement of Financial Accounting Standards (SFAS) No. 129 ("Statement 129") establishes standards for disclosing information about an entity's capital structure and is effective for periods ending after December 15, 1997. Management of the Company does not expect Statement 129 to have a significant impact, if any, on the Company's Consolidated Financial Statements.

     Statement of Financial Accounting Standards (SFAS) No. 130 ("Statement 130") establishes standards for reporting and display of comprehensive income and its components (revenues, gains, expenses, losses) in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15, 1997. Management of the Company does not expect Statement 130 to have a significant impact, if any, on the Company's Consolidated Financial Statements.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("Statement 131"). Statement 131 requires public business enterprises to adopt its provisions for periods beginning after December 15, 1997, and to report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. The Company is evaluating the provisions of Statement 131, but has not yet determined if additional disclosures will be required.

YEAR 2000 COMPLIANCE

     The Company is currently in the process of converting its computer systems to year 2000 compliant software. The Company does not expect that the cost of converting such systems will be material to its financial condition or results of operations. The Company believes it will be able to achieve year 2000 compliance by the end of 1999, and does not currently anticipate any material disruption in its operations as the result of any failure by the Company to be in compliance. The Company does not currently have any information concerning the year 2000 compliance status of its suppliers and customers.

                                    BUSINESS

COMPANY OVERVIEW

     The Company is an integrated pharmaceutical company that manufactures, markets and sells branded and generic prescription pharmaceutical products. The Company seeks to capitalize on niche opportunities in the pharmaceutical industry created by cost containment initiatives and consolidation among large global pharmaceutical companies. The Company's strategy is to acquire branded pharmaceutical products and increase their sales by focused promotion and marketing, as well as by developing product line extensions and through product life cycle management.

     Since December 1994, the Company has acquired nine branded pharmaceutical products, developed one product internally, divested one product and introduced seven product line extensions. In October 1997, the Company entered into Letters of Intent with Glaxo Wellcome to acquire several additional product lines for a total of $23.0 million. The Company markets its branded pharmaceutical products through its wholly-owned subsidiary, Monarch Pharmaceuticals. Monarch Pharmaceuticals' goal is to aggressively promote acquired branded pharmaceutical products in order to increase their sales. Monarch Pharmaceuticals has 48 sales representatives who market primarily in the southeastern and midwestern United States. This sales force is dedicated to promoting and marketing branded pharmaceutical products and is supported by telemarketers and customer service representatives who promote the Company's products in territories not currently covered by field representatives. The Company expects its sales and marketing staff to grow significantly as the Company acquires additional branded pharmaceutical products.

     The Company's current branded pharmaceutical products include, among others, Cortisporin, acquired from Glaxo Wellcome in March 1997, Thalitone, acquired from Horus Therapeutics, Inc. in December 1996, and Viroptic, acquired from Glaxo Wellcome in May 1997. Branded pharmaceutical products represented 79.8% of the net sales of the Company for the first nine months ended September 30, 1997, with the Cortisporin product line representing 60.7% of net sales. The Company acquired its first branded product, the Anexsia Product Line for $17.6 million in December 1994. During the 12 months following its acquisition, the Company significantly increased annual sales of the Anexsia Product Line through a combination of product development and marketing. In December 1995, the Company sold the Anexsia Product Line to Mallinckrodt for $32.0 million in cash and recognized a $13.1 million net gain.

     The Company believes its integrated manufacturing capabilities and support systems allow for higher margins and enhanced ability to acquire and develop pharmaceutical products. The Company can produce a broad range of dosage formulations, including sterile solutions, injectables, tablets and capsules, liquids, creams and ointments, suppositories and powders, and is licensed by the DEA to procure and produce controlled substances. The Company's manufacturing capability is integrated with its support services, including quality control, quality assurance, packaging, distribution and inventory management and purchasing and production planning. These integrated services enable the Company to maintain high quality standards for its products as well as provide reliable and timely service to its customers. The Company currently manufactures certain of its own branded and generic products and uses its excess manufacturing capacity to contract manufacture for other pharmaceutical companies.

     The Company's product development efforts are currently focused on developing product line extensions, which allow the Company to enhance product differentiation, create market exclusivity and minimize sales lost to generic substitution. To date, the Company has introduced seven line extensions for its acquired products.

     The Company also manufactures and markets a number of generic pharmaceutical products as well as a comprehensive line of nutritional supplements for companion animals. The Company markets its generic pharmaceutical products under the King Pharmaceuticals label and its companion animal health products under the Royal Vet and Show Winner tradenames.

INDUSTRY BACKGROUND

     Sales of pharmaceutical products in the United States were estimated to be in excess of $98 billion in 1996. During the past decade, the pharmaceutical industry has been faced with cost containment initiatives from government and managed care organizations and has begun to consolidate. Consolidation is being driven by a desire among pharmaceutical companies to reduce costs through economies of scale and synergies, to add previously lacking U. S. or European sales strength or to add promising product pipelines or manufacturing capabilities in key therapeutic categories.

     Industry consolidation and cost containment pressures have increased the level of sales necessary for an individual product to justify active marketing and promotion from large pharmaceutical companies. This has led large pharmaceutical companies to focus their marketing efforts on drugs with high sales and on newer drugs which have the potential for high sales. In addition, in certain cases pharmaceutical companies may choose not to market or promote products actively if such products do not fit with the Company's therapeutic or marketing priorities. As a result of these factors, sales of certain pharmaceutical products have stagnated or declined, which has caused large pharmaceutical companies to consider divesting product lines that are not strategically important. Because these product lines are generally small and may not be cost-effective for large pharmaceutical companies, they can be profitable for smaller companies to manufacture and market.

BUSINESS STRATEGY

     The Company's strategy is to identify product opportunities that large global pharmaceutical companies neglect and create value by leveraging its marketing, manufacturing and product development capabilities. In order to execute this strategy, the Company seeks to acquire branded pharmaceutical products and increase their sales by focused promotion and marketing, as well as by developing product line extensions and through product life cycle management.

     The Company believes that there are substantial opportunities to acquire branded pharmaceutical products at attractive prices from large global pharmaceutical companies. The Company generally seeks branded pharmaceutical products that (i) can benefit from focused marketing efforts in addition to product development, (ii) complement the Company's existing product lines, and
(iii) have some patent protection or potential for market exclusivity or product differentiation, such as through a delivery mechanism, as part of a combination therapy or lack of a therapeutic substitute. Since December 1994, the Company has acquired nine branded pharmaceutical products, and in October 1997, the Company entered into Letters of Intent with Glaxo Wellcome to acquire several additional product lines.

     The Company believes that it can increase the sales of its branded pharmaceutical products through focused promotion and marketing efforts. The Company's wholly-owned subsidiary, Monarch Pharmaceuticals, has an established sales force of 48 field representatives. This sales force is dedicated to promoting and marketing branded pharmaceutical products. These efforts are supported by telemarketers and customer service representatives who also promote the Company's products in territories not currently covered by field representatives by distributing samples to physicians selected using a computer sampling system developed by the Company. The sales and marketing staff is expected to grow significantly as the Company continues to acquire more branded products.

     A key component of the Company's strategy is its integrated manufacturing capabilities and support systems. The Company's ability to manufacture products enables the Company to capture higher margins and enhances the Company's ability to acquire and develop products. The Company's plant manufactures a broad range of dosage forms, including sterile solutions, injectables, tablets and capsules, liquids and suspensions, creams and ointments, suppositories and powders. The Company's support systems include quality assurance, quality control, regulatory compliance, inventory control and packaging which are coordinated by the Company's management information services. When the Company acquires a product, it transfers production of such product to its manufacturing facilities as soon as practicable after regulatory requirements are satisfied.

     The Company also believes it can create value by utilizing its product development capabilities to enhance product differentiation and to create market exclusivity for its products. In particular, the Company seeks to develop new combination therapies in order to broaden product lines and minimize generic substitution. To date, the Company has introduced seven line extensions for its acquired products.

PRODUCTS AND PRODUCT DEVELOPMENT

     The Company develops, manufactures, packages, markets and distributes branded and generic pharmaceutical products and companion animal health products. It also manufactures certain pharmaceutical products for other pharmaceutical companies.

     The Company is focused primarily on the acquisition and development of branded pharmaceuticals which are marketed through its wholly-owned subsidiary, Monarch Pharmaceuticals. Since December 1994, the Company has acquired nine branded pharmaceutical products, developed one product internally and divested one product. The Company's current line of branded pharmaceutical products include:

          CORTISPORIN, acquired from Glaxo Wellcome in March 1997, includes combination antibiotic and anti-inflammatory ophthalmic, otic and topical formulations indicated for eye, ear and skin infections. The Cortisporin product line represented 60.7% of the Company's net sales in the nine months ended September 30, 1997.

          PEDIOTIC, which is part of the Cortisporin product line, is an ear infection preparation specially formulated for children.

          THALITONE is a hypertension-diuretic which is produced in tablet form indicated for the management of hypertension and edema associated with congestive heart failure and renal dysfunction.

          VIROPTIC is a sterile solution indicated for the treatment of ocular herpes simplex virus, idoxuridine-resistant herpes and vidarabine-resistant herpes.

          QUIBRON is a respiratory preparation containing theophylline which is produced in capsule, tablet and sustained release tablet forms indicated for the relief and/or prevention of asthma, chronic bronchitis and emphysema.

          PROCTOCORT is a hemorrhoidal preparation which is produced in cream and an internally developed suppository form.

          TUSSEND is an internally developed cough/cold preparation containing hydrocodone which is produced in syrup, tablet and elixir forms indicated in the relief of cough and congestion due to colds, acute respiratory infections, bronchitis and hay fever.

          NUCOFED is a dye-free cough/cold preparation containing codeine which is produced in syrup and capsule forms indicated in the treatment of coughing and congestion associated with upper respiratory infections, common cold, bronchitis, influenza and sinusitis.

          MONAFED is an internally developed non-narcotic cough/cold preparation in a sustained release tablet form.

     In December 1994, the Company acquired its first branded product line, the Anexsia Product Line for $17.6 million. Anexsia is a prescription branded narcotic analgesic for mild to moderate skeletal muscular pain. The acquisition was funded by the Anexsia Note Payable. During the 12 months following its acquisition, the Company significantly increased annual sales of Anexsia through a combination of product development and aggressive marketing. In December 1995, the Company sold the Anexsia Product Line to Mallinckrodt for $32.0 million in cash and recognized a $13.1 million net gain. In connection with the sale, the Company entered into a manufacture and supply agreement with Mallinckrodt that provided for guaranteed minimum revenues of $4.8 million through 1999 and an agreement to develop four ANDAs on Mallinckrodt's behalf for a maximum of $2.5 million each due upon FDA approval. In 1996, the FDA approved two of these ANDAs and, as of September 30, 1997, the additional two ANDAs were on file.

     For the year ended December 31, 1996 and the nine months ended September 30, 1997, branded pharmaceutical products accounted for 19.0% and 79.8%, respectively, of net sales of the Company.

     The Company is engaged in the development, manufacturing, packaging, marketing, distribution and sale of generic pharmaceutical products sold as prescription drugs. The Company currently has two generic products on the market and has five ANDAs on file. The Company will continue to add new development projects as more pharmaceutical products lose their patent protection. For the year ended December 31, 1996 and the nine months ended September 30, 1997, generic products accounted for 10.2% and 3.1%, respectively, of net sales of the Company.

     King Pharmaceuticals Animal Health, a division of the Company, manufactures and markets a comprehensive line of nutritional supplements for companion animals which are marketed under the Royal Vet and Show Winner tradenames. The Company is also developing a comprehensive line of over-the-counter companion animal health pharmaceutical products. For the year ended December 31, 1996 and the nine months ended September 30, 1997, companion animal health products accounted for 0.4% and 2.1%, respectively, of net sales of the Company.

SALES AND MARKETING

     The Company's principal marketing focus is on the sales of branded pharmaceutical products through Monarch Pharmaceuticals. Monarch Pharmaceuticals has 48 sales representatives who market primarily to the southeastern and midwestern United States. The Company distributes its branded pharmaceutical products primarily through wholesale drug distributors. These products are ordinarily dispensed to the public through pharmacies on the prescription of a physician. For branded pharmaceutical products, the Company's marketing and sales promotions principally target physicians through detailing and sampling to encourage physicians to prescribe more of the Company's products. The Company markets its products to pharmacists to encourage them to fill prescriptions using the Company's products. The Company also contacts wholesalers to promote the Company's products. The sales force is supported and supplemented by telemarketing and direct mail, as well as through advertising in trade publications and representations at regional and national medical conventions. The Company's telemarketing and direct mailing efforts are performed primarily by using a computer sampling system which the Company developed to distribute samples to physicians. The Company intends to seek new markets in which to promote its product lines and will continue expansion of its field sales force as product acquisitions warrant.

     The Company also markets and sells generic pharmaceutical products as well as companion animal health products. The Company markets and sells its generic pharmaceutical products primarily to major hospitals and hospital buying groups. These products are marketed and sold primarily through six additional full-time sales representatives, telemarketing and by direct mail.

     The Company's companion animal health care products are sold to retailers such as pet store chains, grocery stores and mass merchandisers. The promotion of its companion animal health care products is focused on obtaining shelf space in retail outlets through sales representatives and direct mail advertising. PetsMart Inc., an international operator of pet care superstores, is the principal purchaser of the Company's companion animal health care products under the Show Winner label.

     The Company is currently dependent upon a small number of customers. In the nine months ended September 30, 1997, approximately 56.9% of the Company's sales were attributable to four customers and for the year ended December 31, 1996, approximately 69.7%% of the Company's sales were attributable to three customers. The loss of any one of these customers could result in a material adverse effect on the Company's business, financial condition and results of operations. Additionally, the distribution network for pharmaceutical products has in recent years been subject to increasing consolidation. As a result, a few large wholesale distributors control a significant share of the market. In addition, the number of independent drug stores and small chains has decreased as retail consolidation has occurred. Further consolidation among, or any financial difficulties of, distributors or retailers could result in the combination or elimination of warehouses, thereby stimulating product returns to the Company. Further consolidation or financial difficulties could also cause customers to reduce their inventory levels, or otherwise reduce purchases of the Company's products which could result in a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Customer Concentration; Consolidation of Distribution Network."

MANUFACTURING

     The Company's approximately 500,000 square foot facilities include manufacturing, packaging, laboratory, office and warehouse space. The Company manufactures its products in accordance with cGMP requirements and is licensed by the DEA to procure and produce controlled substances. The Company manufactures certain of its own branded and generic pharmaceutical products and companion animal health products as well as products owned by other pharmaceutical companies under manufacture and supply contracts which expire over periods ranging from one to three years.

     The Company can produce a broad range of dosage formulations, including sterile solutions, injectables, tablets and capsules, liquids, creams and ointments, suppositories, and powders. The Company believes its manufacturing capability allows it to capture higher margins and pursue product line extensions more efficiently. The Company, however, cannot immediately begin manufacturing the products it acquires. Currently four of its products, including Cortisporin, are manufactured in the same facilities in which they were previously manufactured. The Company intends to transfer production of newly acquired branded pharmaceutical products and their product line extensions to its manufacturing facilities as soon as practicable after regulatory requirements are satisfied.

     In addition to manufacturing, the Company has fully integrated manufacturing support systems including quality assurance, quality control, regulatory compliance, inventory control, and packaging. These support systems enable the Company to maintain high standards of quality for its products and simultaneously deliver reliable services and goods to its customers on a timely basis. Companies that do not have such support systems in-house must out source these services.

     The Company currently has manufacturing contracts with, among others, Mallinckrodt, Roberts Pharmaceutical Corporation, SmithKline Beecham Corporation ("SmithKline Beecham"), Novartis Animal Health US, Inc. and Milex Products, Inc. These contracts represented in the aggregate approximately 70.0% and 12.3% of the total revenues of the Company for the year ended December 31, 1996, and the nine months ended September 30, 1997, respectively. In 1995, in conjunction with the Anexsia Transaction, the Company entered into a manufacture and supply contract with Mallinckrodt for the manufacture of the Anexsia Product Line, which provides for a guaranteed minimum manufacturing fee of $4.8 million through 1999 and annual renewals thereafter at the option of Mallinckrodt for up to an additional four years.

     The Company requires a supply of quality raw materials and components to manufacture and package drug products for itself and for third parties with which it has contracted. While the Company generally has not had difficulty obtaining raw materials and components from suppliers in the past, there can be no assurance that such raw materials and components will continue to be available on commercially acceptable terms in the future. Currently, the Company relies on approximately 100 suppliers to deliver the necessary raw materials and components. The loss of any one of these suppliers is not expected to have a material adverse effect on the Company's ability to acquire raw materials and components. Although the Company has no reason to believe it will be unable to procure adequate supplies of raw materials and components on a timely basis, if for any reason the Company is unable to obtain sufficient quantities of any of the raw materials or components required to produce and package its products, it may not be able to distribute its products as planned, which could have a materially adverse effect on the Company's business, financial condition and results of operations.

BACKLOG

     As of September 30, 1997, the Company had no material backlog.

RESEARCH AND DEVELOPMENT

     At the present time, the Company is not engaged in substantial clinical research activities. The Company, however, is involved in product development and continually seeks to develop extensions to its product lines and to improve the quality, efficiency and cost-effectiveness of its manufacturing processes. The Company's laboratories and product development scientists have produced several product line extensions to existing branded pharmaceutical products and secured several ANDA approvals from the FDA. The Company currently has five ANDA applications pending with the FDA.

GOVERNMENT REGULATION

     The manufacture, testing, packaging, labeling, distribution and marketing of the Company's products and its ongoing product development activities are subject to extensive and rigorous regulation at both the federal and state levels. At the federal level, the Company is principally regulated by the FDA as well as by the DEA, the Consumer Product Safety Commission, the FTC, the U.S. Department of Agriculture and the EPA. The FDC Act, the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the development, testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's products and those manufactured by and for third parties. Product development and approval within this regulatory framework requires a number of years and involves the expenditure of substantial resources.

     The Company believes that it or its contract customers have the proper FDA approvals or other marketing authority for the drugs that the Company currently produces. When the Company acquires the right to market an existing approved new drug, both it and the former application holder are required to submit certain information to the FDA. The former application holder must submit a letter stating that all rights to the application have been transferred to the Company. Simultaneously, the Company submits a form acknowledging the transfer of the application under which the drug product is manufactured and packaged, and committing to honor the agreements, promises and conditions made by the former application holder as contained in the application. The Company is also required to advise the FDA about any changes in certain conditions in the approved application as set forth in the FDA's regulations. The Company's strategy focuses on acquiring branded pharmaceutical products and transferring their manufacturing into the Company's manufacturing facilities as soon as practicable after regulatory requirements are satisfied. In order to transfer manufacturing of the acquired branded products, the Company must demonstrate, by filing information with the FDA, that it can manufacture the product in accordance with the specifications and conditions of the approved NDA. With the recent FDA guidelines on Scale-Up and Post-Approval Changes ("SUPAC") guidelines, the regulatory filing and approval timelines on transfer of products from the former application holder's facilities into the Company's facilities have been shortened. The FDA has published SUPAC guidelines for immediate release and modified release, solid oral dosage forms and semi-solid products. Guidelines for sterile aqueous dosage forms exist only in draft format. These guidances provide recommendations to holders of drug applications who intend, during the post-approval period, to change: (i) the components or composition of a drug product under an approved application; (ii) the site of manufacture; (iii) the scale-up or scale-down of manufacture; and/or (iv) the manufacturing processes or equipment used in an approved application. Federal regulations permit the Company to make changes to an approved application in accordance with a guideline, notice, or regulation published in the Federal Register that provides for a less burdensome notification of the change.

     The FDA regulatory regime applicable to the Company's generic pharmaceutical products depends, on whether the branded drug is the subject of an approved NDA or is marketed pursuant to the FDA's enforcement policy. If the pharmaceutical product to be offered as a generic version of a branded product is the subject of an approved NDA, the generic product must be the subject of an ANDA and must be approved by the FDA prior to marketing. Pharmaceutical products produced by any manufacturer and marketed in accordance with the FDA's enforcement policy, are not subject to ANDA filings and approval prior to replication and introduction to the market.

     The FDA also mandates that drugs be manufactured, packaged and labeled in conformity with cGMP. In complying with cGMP regulations, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure that the product meets applicable specifications and other requirements to ensure product safety and efficacy. The FDA periodically inspects drug manufacturing facilities to ensure compliance with applicable cGMP requirements. Failure to comply with the statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing, seizure of product or voluntary recall of a product. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restrictions through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

     The federal government has extensive enforcement powers over the activities of pharmaceutical manufacturers, including authority to withdraw product approvals, commence actions to seize and prohibit the sale of unapproved or non-complying products, to halt manufacturing operations that are not in compliance with cGMP, and to impose civil monetary penalties and seek criminal penalties. Such a restriction or prohibition on sales or withdrawal of approval of products marketed by the Company could materially adversely affect the Company's business, financial condition and results of operation.

     While the Company believes that all of its current pharmaceuticals are legally marketed under applicable FDA enforcement policies or have received requisite government approvals for manufacture and sale, such marketing authority is subject to revocation by the applicable government agencies. In addition, modifications or enhancements of approved products are in many circumstances subject to additional FDA approvals which may or may not be received and which may be subject to a lengthy application process. The Company's manufacturing facilities are continually subject to inspection by such governmental agencies and manufacturing operations could be interrupted or halted in any such facilities if such inspections prove unsatisfactory.

     The Company also manufactures and sells drug products which are "controlled substances" as defined in the Controlled Substances Act, which establishes certain security and record keeping requirements administered by the DEA, a division of the Department of Justice. The DEA has a dual mission -- law enforcement and regulation. The former deals with the illicit aspects of the control of abusable substances and the equipment and raw materials used in making them. The DEA shares enforcement authority with the Federal Bureau of Investigation, another division of the Department of Justice. The DEA's regulatory responsibilities are concerned with the control of licensed handlers of controlled substances, and with the substances themselves, equipment and raw materials used in their manufacture and packaging, in order to prevent such articles from being diverted into illicit channels of commerce. The Company has not experienced restrictions or fines for non-compliance with the foregoing regulations but no assurance can be given that restrictions or fines which could have a material adverse effect upon the Company's business, financial condition and results of operations will not be imposed upon the Company in the future.

     State law generally controls the determination of who will be entitled to registration under the Controlled Substances Act. In most cases, the DEA is required by the Controlled Substances Act to register an entity to handle controlled substances if the entity is licensed by a state to practice a profession involving the possession or manufacture of controlled substances. The Company maintains a State of Tennessee Board of Pharmacy License in order to engage in pharmaceutical development, manufacturing and distribution.

     The Company is licensed by the DEA to manufacture and distribute controlled substances in Schedules II-V. The Schedules are used to classify substances by various criteria. The Controlled Substances Act lists the following criteria for
Schedule II substances; (i) a high potential for abuse; (ii) a currently accepted medical use in treatment in the United States or a currently accepted medical use with severe restrictions; and (iii) abuse of the drug may lead to severe psychological or physical dependence. Schedule III substances are characterized by: (i) a potential for abuse less than substances in Schedules I and II; (ii) currently accepted medical use for treatment in the United States; and (iii) abuse of the drug may lead to moderate or low physical dependence or high psychological dependence. Schedules IV, and V continue to use the same criteria in decreasing order of potential for abuse or misuse.

     In connection with the use of sampling of pharmaceutical products to prescribing physicians, the Company's activities are subject to the Prescription Drug Marketing Act ("PDMA") which permits regulation of such activities at both the federal and state level. Under PDMA and its implementing regulations, states are permitted to require registration of manufacturers and distributors who provide sample pharmaceuticals even if such manufacturers or distributors have no place of business within the state and states are also permitted to adopt regulations limiting the distribution of sample products to licensed practitioners. PDMA also imposes extensive licensing, personnel record keeping, packaging, quantity, labeling product handling and facility storage and security requirements intended to prevent sale of sampled pharmaceutical products or other diversions from their intended use.

     The Company may also be subject to fees under The Prescription Drug User Fee Act of 1992 ("PDUFA"). PDUFA authorizes the FDA to collect three types of user fees for: (i) certain types of applications and supplements for approval of drug and biologic products, (ii) certain establishments where such products are made, and (iii) certain marketed products. Fees for applications, establishments, and products are determined by the FDA using criteria delineated in the statute. When certain conditions are met, the FDA may waive or reduce fees. To date, the Company has not been obligated to pay any such fee. There can be no assurance, however, that the FDA will not impose such a fee in the future.

     The Company cannot determine what effect changes in regulations or legal interpretations, when and if promulgated, may have on its business in the future. Changes could, among other things, require expanded or different labeling, the recall or discontinuance of certain products, additional record keeping and expanded documentation of the properties of certain products and scientific substantiation. Such changes, or new legislation, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Government Regulation."

ENVIRONMENTAL MATTERS

     The Company's operations are subject to substantial and evolving federal, state and local environmental laws and regulations concerning, among other things, the generation, handling, storage, transportation, treatment and disposal of toxic and hazardous substances. The Company believes that its facilities are in substantial compliance with all provisions of federal, state and local laws concerning the environment and does not believe that future compliance with such provisions will have a material adverse effect on its financial condition or results of operations. In response to change in environmental laws, the Company's environmental capital expenditures and costs for environmental compliance may increase in the future.

     Under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the EPA has the authority to impose joint and several liability for the remediation of contaminated properties upon generators of waste, current and former site owners and operators, transporters and other potentially responsible parties, regardless of fault or the legality of the original disposal activity. Many states, including Tennessee, have statutes and regulatory authorities similar to CERCLA and to the EPA. The Company has a hazardous waste hauling agreement with licensed third parties to properly dispose of its hazardous substances. There can be no assurance, however, that the Company will not be found to be potentially responsible under CERCLA for the costs of undertaking a clean up at a site to which its waste products were transported. See "Risk Factors -- Government Regulation."

COMPETITION

     The Company competes with other pharmaceutical companies for product and product line acquisitions. These competitors include Jones Medical Industries, Inc., Dura Pharmaceuticals, Inc., Medicis Pharmaceutical Corporation, Forest Laboratories, Inc., Watson Pharmaceuticals, Inc. and other companies which also acquire branded pharmaceutical product lines from other pharmaceutical companies. Additionally, since the Company's products are generally established and commonly sold, they are subject to competition from products with similar qualities. The Company's branded pharmaceutical products may be subject to competition from alternate therapies during the period of patent protection and thereafter from generic equivalents. The manufacturers of generic products typically do not bear the related research and development costs and consequently are able to offer such products at considerably lower prices than the branded equivalents. There are, however, a number of factors which enable products to remain profitable once patent protection has ceased. These include the establishment of a strong brand image with the prescriber or the consumer, supported by the development of a broader range of alternative formulations than the manufacturers of generic products typically supply. As is the case for the pharmaceutical industry in general, the introduction of new products and processes by competitors may affect pricing levels or result in product replacement for existing products, and there can be no assurance that any of the Company's products may not become outmoded, notwithstanding patent or trademark protection. In addition, increasing governmental and other pressure towards the dispensing of generic pharmaceutical products in substitution for branded pharmaceutical products may increase competition for products no longer covered by patents. The Company's branded pharmaceutical products compete primarily with products of other pharmaceutical companies, including large global pharmaceutical companies. These competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than the Company. Moreover, such competitors may offer broader product lines and have greater name recognition than the Company. There can be no assurance that the Company's competitors will not acquire branded pharmaceutical products which the Company desires or will not develop or market products that are more effective or commercially attractive than the Company's current or future products or that would render the Company's products obsolete. There can be no assurance that the Company will have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully. See "Risk
Factors -- Competition; Uncertainty of Technological Change."

PATENTS, TRADEMARKS AND PROPRIETARY PROPERTY

     The Company considers the protection of discoveries in connection with its development activities important to its business. The Company intends to seek patent protection in the U.S. and selected foreign countries where deemed appropriate. The Company owns a U.S. Patent for Novel Chlorthalidone Process and Product which expires in 2007, covering the raw materials used in the manufacture of Thalitone. Monarch also has a paid-up and non-exclusive license to certain other patent rights owned or controlled by Bristol-Myers Squibb which is used in the manufacture of Quibron. The Company has also applied for patents for an analysis test and a certain manufacturing process for products other than Quibron. There can be no assurance that the issued patent or subsequent patents, if issued, will adequately protect the Company's design or that such patents will provide protection against infringement claims by competitors. There can be no assurance that additional patents will be obtained covering the Company's products or that, if issued or licensed to the Company, the patents covering the Company's products will provide substantial protection or be of commercial benefit to the Company. The Company also relies upon trade secrets, unpatented proprietary know-how and continuing technological innovation, where patent protection is not believed to be appropriate or attainable, to develop its competitive position. The Company enters into confidentiality agreements with certain of its employees pursuant to which such employees agree to assign to the Company any inventions relating to the Company's business made by them while employed by the Company, as well as certain confidentiality agreements related to the acquisition of its product lines. There can be no assurance, however, that any confidentiality agreement entered into by the Company with employees or third parties will not be breached, that the Company will have adequate remedies for any breach, that others may not acquire or independently develop similar technology or, if patents are not issued with respect to products arising from research, that the Company will be able to maintain information pertinent to such research as proprietary technology or trade secrets.

     There can be no assurance that the Company's technology does not infringe upon any valid claims of patents owned by others. If the Company were found to be infringing on a patent held by another, the Company might have to seek a license to use the patented technology. There can be no assurance that, if required, the Company would be able to obtain such a license on terms acceptable to the Company, if at all. If a legal action were to be brought against the Company, or its licensors, the Company could incur substantial costs in defending itself, and there can be no assurance that such action would be resolved in the Company's favor. If such a dispute were to be resolved against the Company, the Company would be subject to significant damages and the testing, manufacturing or sale of one or more of the Company's products or proposed products, if developed, could be enjoined.

     No assurance can be given as to the degree of protection any patents will afford, whether patents will be issued or whether the Company will be able to avoid violating or infringing upon patents issued to others. Despite the use of confidentiality agreements, which themselves may be of limited effectiveness, if may be difficult for the Company to protect its trade secrets.

     The branded products sold by the Company are sold under a variety of trademarks. While the Company believes that it or its wholly-owned subsidiary, Monarch Pharmaceuticals, has valid proprietary interests in all currently used trademarks, only certain of the trademarks are registered with the U.S. government, including Cortisporin, Thalitone, Tussend, Nucofed, Quibron, Pediotic, Vita Care(R), Royal Vet, Accudose(R) and Viroptic. Additionally, trademark applications for Proctocort, Virtopic(TM), Monarchpharm(TM), Petrin(TM), Arthose Chews(TM), Show Winner and Monahist(TM) are pending. The Company also owns the registered service mark Secure-A-Sample(R).

EMPLOYEES

     As of September 30, 1997, the Company employed 312 full-time and 8 part-time persons, including 86 in sales and marketing, 68 in manufacturing, 33 in Quality Assurance and 25 in finance and administration. None of the Company's employees is covered by a collective bargaining agreement, and the Company believes its employee relations are good. The Company employs a full-time Chaplain and offers as part of its employee benefits package access to additional counseling services.

LITIGATION

     The Company is not a party to litigation or other legal proceedings which the Company believes could reasonably be expected to have a material adverse effect on the Company's business, financial condition and results of operations.

PROPERTIES

     The Company owns its approximately 500,000 square foot facility in Bristol, Tennessee. This facility includes space for manufacturing, packaging, laboratories, offices and warehouse. The Company believes such facility is adequate for the conduct of its operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY EMPLOYEES

     The executive officers, directors and key employees of the Company are as follows:

NAME                          AGE                        POSITION HELD
----                          ---                        -------------
John M. Gregory(2)..........  44   Chairman of the Board of Directors and Chief Executive
                                     Officer
Jefferson J. Gregory........  42   President and Chief Operating Officer of King
                                     Pharmaceuticals, Inc. and Director
Joseph R. Gregory(1)........  43   President and Chief Operating Officer of Monarch
                                     Pharmaceuticals and Director
Brian G. Shrader............  29   Chief Financial Officer
James E. Gregory............  46   Executive Vice President, Production/Administration
R. Henry Richards, M.D. ....  52   Executive Vice President, Medical Affairs
J. Fred Pruden..............  51   Executive Vice President, Manufacturing
John P. McCoy...............  49   Executive Vice President, Quality
Terri D. White-Gregory......  34   Executive Vice President, Business Development
John A. A. Bellamy..........  35   Executive Vice President, Legal Affairs and General
                                   Counsel
Ronald C. Siegfried.........  55   Executive Vice President, Development
Michael R. Hilton...........  50   Vice President, Sales and Marketing
Thomas K. Rogers, III.......  44   Senior Director, Regulatory Affairs (Applications)
Norman T. Miller............  64   Senior Director, Regulatory Affairs (Compliance)
Ernest C. Bourne............  56   Director
Lois A. Clarke(3)...........  52   Director
Frank De Friece,
  Jr.(1)(2)(3)..............  76   Director
Greg Rooker(1)(2)(3)........  50   Director
Ted G. Wood.................  59   Director

------------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Stock Option Committee.

     John M. Gregory has served as Chairman of the Board of Directors since the Company's inception in 1993 and Chief Executive Officer since 1994. He previously co-founded GIV and served as President of GIV from 1984 through 1994. Prior to co-founding GIV, he was the owner and registered pharmacist of a pharmacy located in Bastian, Virginia. He graduated from the University of Maryland School of Pharmacy with a B.S. in Pharmacy in 1976.

     Jefferson J. Gregory has served as President and Chief Operating Officer of King Pharmaceuticals, Inc., since 1993, and has served as a Director since 1995. He was formerly the Director of Regulatory Affairs and Product Information for GIV from 1991 to 1993 and was a consultant to the pharmaceutical industry from 1989 to 1991. He formerly served as a registered pharmacist in retail pharmacies in the Washington D.C. and Baltimore, Maryland metropolitan areas. He graduated from the University of Maryland School of Law with a Juris Doctor in 1985, University of Maryland School of Pharmacy with a B.S. in Pharmacy in 1979, and Montgomery College with an Associate of Arts in 1976.

     Joseph R. Gregory has served as President and Chief Operating Officer of Monarch Pharmaceuticals since 1994, and has served as a Director since 1993. Prior to joining the Company, he was the Chief Operating Officer of GIV from 1987 to 1994 and also served as the President of Insource/Williams, Inc., a GIV subsidiary, from 1989 to 1994. He previously served as President of The Buying Group Network/A Service of Pharmacist Shared Services. He graduated from the University of Maryland School of Business with a B.S. in Business Administration in 1977.

     Brian G. Shrader, CPA, has served as Chief Financial Officer since 1993. He was formerly the Manager of Accounting for GIV from 1990 to 1993. He is a current member of the Virginia Society of CPA's. He graduated from the Virginia Polytechnic Institute and State University with a B.S. in Accounting in 1990 and a Masters of Accountancy in 1991.

     James E. Gregory has served as Executive Vice President of Production/Administration since February 1995. Previously, he was the Deputy Executive Officer of the Washington D.C. Court system from 1990 through 1995 and a senior administrator with that court from 1987 to 1990. He was responsible for managing all business affairs for another major urban court system in Phoenix, Arizona from 1982 to 1985 and was the Deputy County Recorder for Maricopa County (Phoenix) from 1985 to 1987. Through management consulting firms, he provided administrative systems consulting services to various state court systems from 1973 to 1982. He graduated from American University with a Masters of Public Administration in 1979 and the University of Maryland with a B.A. in History in 1973.

     R. Henry Richards, M.D. has served as Executive Vice President of Medical Affairs since 1994. He also was the Medical Director/Director of Managed Care for GIV during 1993. He served as the Vice President Medical Director for Medical Dimensions, Inc. from 1991 to 1993, after having served as a M.D. in private practice (Internal Medicine, Hypertension and Nephrology) since 1976. He was also the Medical Director for the Hypertension Medical Clinic of San Jose and Review Services Inc., Resource Consultant for Health Strategies in San Jose, was associated with Samaritan Kidney Medical Associates, San Jose and Medical Director, Hospital Private Review in Campbell, California. Dr. Richards graduated from the University of Maryland with a M.D. in 1971, the Atlantic Christian College with a B.S. in Biology in 1966, and Montgomery College with an Associate of Arts in 1963.

     J. Fred Pruden has served as Executive Vice President of Manufacturing since 1995. He previously served as General Manager for Novo Nordisk Pharmaceuticals, Inc., from 1988 to 1995, Vice President Operations for Fujisawa U.S.A. from 1983 to 1988, Plant Manager for Sterling Drug from 1979 to 1983, and served as Production Manager, Materials Manager and Process Engineering for Abbott Laboratories for 8 years. During this time, he helped Abbott Laboratories build a new manufacturing facility in Puerto Rico. He graduated from the University of North Carolina in 1969 with a B.A. in Mathematics.

     John P. McCoy has served as Executive Vice President of Quality since 1994. He previously served as the Director of Total Quality Management/Marketing/Logistics, Material Management and Planning for Connaught Laboratories in Swiftwater, Pennsylvania from 1986 to 1993. He was the Group Manager, Logistics Services Manager and Manufacturing Planner for McNeil Pharmaceuticals from 1982 to 1986; Distribution Planning Manager from 1979 to 1982; and Manager, Marketing/Sales Systems, Distribution Center Manager and Traffic Manager from 1971 to 1979. He graduated from Pennsylvania State University with a B.S. in Business in 1970, and he also completed graduate work at the University of Pennsylvania from 1983 to 1986.

     Terri D. White-Gregory, CPA, has served as Executive Vice President of Business Development since 1996. She served as a financial analyst for Westinghouse Electric in 1995 and as a consultant and sole proprietor in public accounting from 1993 to 1996. From 1988 to 1993, she was an audit manager and supervisor in the Emerging Business Services Group of Coopers & Lybrand L.L.P., in Washington D.C. and Roanoke, Virginia and was a senior associate on the audit staff of Ernst & Young LLP in Columbia, South Carolina from 1985 to 1988. She graduated from The Ohio State University with a B.S. in Business Administration in 1985.

     John A. A. Bellamy has served as Executive Vice President of Legal Affairs and General Counsel since February 1995. He was formerly a corporate attorney with the law firm of Hunter, Smith & Davis in Kingsport, Tennessee from 1990 to 1995. He graduated from the University of Tennessee College of Law with a J.D. with Honors in 1990, and graduated Summa Cum Laude with Honors in Independent Study from King College in 1984 with a B. A. degree in Classics and English. He is a member of the Licensing Executive Society.

     Ronald C. Siegfried has served as Executive Vice President of Development, Vice President of Development, Technical Services and Manufacturing since December 1993. He previously served as Director of Manufacturing for RSR Laboratories, Inc. ("RSR Laboratories"), from 1990 to 1993, was the Manager of Manufacturing and a Product Development Chemist for Beecham Laboratories from 1972 to 1990, and was a Product Development Chemist for Bristol Laboratories, a division of Bristol-Myers Squibb from 1964 to 1972. He graduated from the Rochester Institute of Technology with a B.S. in Chemistry in 1964.

     Michael R. Hilton has served as Vice President of Sales and Marketing and Director of Marketing since July 1995. From 1991 to 1995, he served in the capacity of Vice President -- Marketing and Business Development and marketing director for Richwood Pharmaceuticals, KV Pharmaceuticals and RSR Laboratories. From 1973 to 1990 he served in various sales and marketing and public relations positions with Beecham Laboratories. He graduated from Ferris State University with a B.S. in Marketing in 1970.

     Thomas K. Rogers, III has served as Senior Director, Regulatory Affairs (Applications), since April 1997. He previously served as Director of Regulatory Affairs from 1995 to 1997 and as Manager of Regulatory Affairs from 1994 to 1995. Prior to joining the Company, he served RSR Laboratories as Manager of Scientific Development from 1991 to 1993, and Manager of Quality Assurance from 1990 to 1991. He served Beecham Laboratories as Manager of Quality Assurance from 1988 to 1990 and as Microbiologist from 1979 to 1988. He graduated from East Tennessee State University with a M.S. in Microbiology in 1977 and from Milligan College with a B.S. in Biology in 1975.

     Norman T. Miller has served as Senior Director, Regulatory Affairs (Compliance), since December 1993. He previously served as a Research Compliance Specialist and as acting Director of Compliance for Beecham Laboratories from 1988 to 1990. From 1990 to 1993 he served as Manager of Regulatory Affairs for RSR Laboratories. Prior to 1988, he served as Resident-in-Charge, Senior Investigator and Inspector for the FDA for 28 years. He graduated from South Dakota State University with a M.S. in Animal Science-Biochemistry minor in 1960 and a B.S. in Animal Husbandry in 1958.

     Ernest C. Bourne has served as a Director since October, 1997. He has been employed since 1968 with Bourne & Co., Inc., an investment banking firm, where he currently serves as President.

     Lois A. Clarke has served as a Director of the Company since April 1997. Presently she is Executive Vice President and Chief Financial Officer of The United Company in Bristol, Virginia, one of the Company's principal shareholders. She also serves as President of United Investment Corporation, a registered investment advisor, and an affiliate of The United Company. Ms. Clarke has been with The United Company since 1971 and has been responsible for financial matters of the Company. She is a graduate of McClains College with a degree in Accounting.

     Frank W. De Friece, Jr. has served as a Director of the Company since October 1997. He has served as President, Vice President, Fund Administrator and Board member of the Massengill De Friece Foundation, Inc. since 1950. Since 1946 he served in various capacities with the S.E. Massengill Company. He served as President of the S.E. Massengill Company from 1960 to 1971 when the company was purchased by Beecham, Inc. From 1971 to 1973, he served as Board Member Vice Chairman of Beecham, Inc. He graduated from Roanoke College with a B.S. in Chemistry in 1946.

     Greg Rooker has served as a Director of the Company since October 1997. Mr. Rooker is the owner and President of Family Community Newspapers of Southwest Virginia, Inc., Wytheville, Virginia ("FCN"). FCN consists of five community newspapers and a national monthly motor sports magazine. Mr. Rooker is a graduate of Northwestern University with a degree in Journalism.

     Ted G. Wood has been a Director of the Company since April 1997. Presently, he is affiliated with The United Company in Bristol, Virginia, one of the Company's principal shareholders. He was formerly President of Boehringer Mannheim Pharmaceutical Corporation in Rockville, Maryland from 1992 to 1994. From 1975 to 1991, he was employed by SmithKline Beecham where he served as President of Beecham Laboratories from 1988 to 1989 and Executive Vice President of SmithKline

Beecham from 1990 to 1991. He served as account supervisor at Frank J. Corbett, Inc. in Chicago, Illinois from 1972 to 1974. From 1962 to 1971, he held various sales and marketing management positions with The Dow Chemical Company. He graduated from the University of Kentucky with a B.S. in Commerce in 1960. In 1986 he completed the Advanced Management Program at Harvard University.

     Messrs. John, Joseph, Jefferson, and James Gregory, and R. Henry Richards, M.D., are brothers. Ms. Terri D. White-Gregory is the spouse of Jefferson Gregory.

COMPENSATION OF DIRECTORS

     Directors of the Company do not currently receive any fees for serving in such capacity.

CLASSIFICATION OF BOARD OF DIRECTORS

     Pursuant to the Company's Bylaws, the Board of Directors is divided into three classes of directors each containing, as nearly as possible, an equal number of directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of the Company's shareholders. A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of the Company by a proxy contest since such third party would be required to have its nominees elected at two separate meetings of the Board of Directors in order to elect a majority of the member of the Board of Directors. See "Risk Factors -- Certain Charter, Bylaws and Statutory Provisions; Rights Agreement."

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has appointed an Audit Committee, a Compensation Committee and a Stock Option Committee.

     Audit Committee.  The Audit Committee, which currently consists of Joseph
R. Gregory, Greg Rooker and Frank DeFriece, Jr., has the authority and responsibility to hire one or more independent public accountants to audit the Company's books, records and financial statements and to review the Company's systems of accounting (including its systems of internal control); to discuss with such independent accountants the results of such audit and review; to conduct periodic independent reviews of the systems of accounting (including systems of internal control); and to make reports periodically to the Board of Directors with respect to its findings.

     Compensation Committee. The Compensation Committee, which currently consists of John M. Gregory, Frank DeFriece, Jr. and Greg Rooker, is responsible for reviewing and approving compensation for the executive officers.

     Stock Option Committee. The Stock Option Committee, which currently consists of Lois A. Clarke, Frank DeFriece, Jr. and Greg Rooker, is responsible for administering, and determining awards under, the Company's 1997 Incentive and Nonqualified Stock Option Plan for Employees.

DIRECTORS AND OFFICERS' INSURANCE

     The Company maintains liability insurance for its directors and officers in the aggregate amount of $8.0 million, subject to a $25,000 deductible loss per occurrence payable by the Company. Upon the consummation of this offering, the Company intends to increase its liability insurance for its directors and officers up to an aggregate amount of $15.0 million.

EXECUTIVE COMPENSATION

     The following table summarizes all compensation paid to the Company's Chief Executive Officer and to each of the Company's four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for services rendered in all capacities to the Company during the year ended December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                            ANNUAL COMPENSATION
                                                           ----------------------       ALL OTHER
NAME AND PRINCIPAL POSITION                         YEAR   SALARY ($)   BONUS ($)   COMPENSATION($)(1)
---------------------------                         ----   ----------   ---------   ------------------
John M. Gregory...................................  1996    360,000          -0-          9,500
  Chairman of the Board and Chief Executive
  Officer
Jefferson J. Gregory..............................  1996    240,001          -0-          7,200
  President and Chief Operating Officer,
  King Pharmaceuticals, Inc.
Joseph R. Gregory.................................  1996    240,001          -0-          7,200
  President and Chief Operating Officer,
  Monarch Pharmaceuticals
James E. Gregory..................................  1996    200,005          -0-          6,000
  Executive Vice President
  Production/Administration
R. Henry Richards, M.D............................  1996    200,004          -0-          6,000
  Executive Vice President
  Medical Affairs

------------------------------

(1) All Other Compensation reflects the Company's matching contributions to the Company's 401(k) plan.

INCENTIVE STOCK OPTION PLAN

     In October 1997, the Company adopted the 1997 Incentive and Nonqualified Stock Option Plan for Employees (the "Plan") pursuant to which a committee of the Board of Directors ("Stock Option Committee") may grant incentive stock options (within the meaning of the Internal Revenue Code of 1986, as amended (the "Code")) and nonqualified options (collectively, the "Options") to employees of the Company for the purchase of Common Stock. The Plan is intended to provide incentives to, and rewards for employees of the Company who have contributed and will continue to contribute to the success of the Company. The option prices are determined by the Stock Option Committee, but option prices may not be less than 100% of the fair market value of the Common Stock on the date the option is granted. An aggregate of 3,500,000 shares of Common Stock has been reserved for issuance under the Plan subject to appropriate adjustments for stock splits, dividends and other transactions or events as described in the Plan. All options may be exercised at such times and in such amounts as may be determined at the time of the granting of the options by the Stock Option Committee; provided, however, that no options may be exercised later than ten years after the date upon which they were granted.

     Options may be exercised within 30 days, or such longer period as the Stock Option Committee may determine, after retirement, resignation, or termination of the option holder's employment or service with the Company, but only to the extent that they had become exercisable at retirement, resignation or termination. Any unexercised options shall expire in the event of an option holder's retirement or dismissal or otherwise as described above. Under certain circumstances involving change of control of the Company, the Board of Directors may accelerate the exercisability and termination of the option. No awards can be made under the Plan after October 2007.

     The Board of Directors may, at any time, amend, modify, suspend or terminate the Plan; provided however, that no amendment, suspension or termination of the Plan may alter or impair any rights or obligations under any Option already granted except with the consent of the holder of the Option, and no action of the Stock Option Committee or the Board of Directors may increase the limit on the maximum number of shares which may be issued upon exercise of Options, reduce the minimum option price requirements or extend the limit on the period during which Options may be granted, without approval by the Company's shareholders given within 12 months before or after such action by the Board of Directors or the Stock Option Committee.

     An employee to whom an incentive stock option ("ISO") which qualifies under
Section 422 of the Code is granted will not recognize income at the time of grant or exercise of such Option. However, upon the exercise of an ISO, any excess in the fair market price of the Common Stock over the option price constitutes a tax preference item which may have alternative minimum tax consequences for the employee. If the employee sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of such ISO, the employee will generally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the option price. The Company will not be entitled to a federal income tax deduction in connection with the grant or exercise of the ISO. If the employee does not hold such shares for the required period, when the employee sells such shares, the employee will recognize ordinary compensation income and possibly capital gain or loss (long-term or short-term depending on the holding period of the stock sold) in such amounts as are prescribed by the Code and the regulations thereunder and the Company will generally be entitled to a Federal income tax deduction in the amount of such ordinary compensation income recognized by the employee.

     An employee to whom a nonqualified stock option ("NSO") is granted will not recognize income at the time of grant of such Option. When such employee exercises such NSO, the employee will recognize ordinary compensation income equal to the excess, if any, of the fair market value, as of the date of Option exercise, of the shares the employee receives upon such exercise over the option price paid. The tax basis of such shares to such employee will be equal to the option price paid plus the amount, if any, includible in the employee's gross income, and the employee's holding period for such shares will commence on the date on which the employee recognizes taxable income in respect of such shares. Gain or loss upon a subsequent sale of any Common Stock received upon the exercise of a NSO generally would be taxed as capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold). Subject to the applicable provisions of the Code and regulations thereunder, the Company will generally be limited to a Federal income tax deduction in respect of a NSO in an amount equal to the ordinary compensation income recognized by the employee. This deduction will, in general, be allowed for the taxable year of the Company in which the participant recognizes such ordinary income.

     Currently there are no outstanding options granted under the Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors appointed the Compensation Committee in October 1997. For the year ended December 31, 1996, Messrs. John M., Jefferson J., Joseph R., James E. Gregory and Dr. Henry Richards, M.D. participated in deliberations of the Board of Directors concerning executive officer compensation.

                              CERTAIN TRANSACTIONS

     King Pharmaceuticals Benevolent Fund, Inc. (the "Benevolent Fund") is a nonprofit corporation organized under the laws of the Commonwealth of Virginia and is exempt from taxation under sec. 501(c)(3) of the Internal Revenue Code. The Board of Directors of the Benevolent Fund includes certain executive officers of the Company. In the past, the Company has paid the salaries of Benevolent Fund employees and certain of its operational expenses. The Company has a secured receivable from the Benevolent Fund in the amount of approximately $1.1 million, as of September 30, 1997. After the offering, the Benevolent Fund will be independent of the Company and maintain its own accounting records.

     The United Company, a Virginia corporation, and certain of its shareholders, officers, directors and employees are the beneficial owners of approximately 30.5% of the Common Stock of the Company (the "United Company Shares"). Currently, two members of the Company's Board of Directors are affiliates of The United Company. As part of the sale of stock to The United Company on March 17, 1997, the Company executed a Promissory Note in the amount of $1.8 million payable to The United Company. The Promissory Note provides for quarterly payments of interest, at a rate of 10.0% per annum, commencing on July 1, 1997, together with a single payment of principal and any accrued unpaid interest on April 1, 1999. The Company is entitled to prepay the principal and any accrued interest without penalty. Proceeds of the loan from The United Company were used to fund, in part, the acquisition of the Cortisporin and Pediotic product lines from Glaxo Wellcome.

     In the past, pursuant to the terms of an Employee Stock Purchase Plan adopted by the Company on January 1, 1996, and as later amended on October 1, 1996, employees and existing shareholders were permitted to purchase shares of the Common Stock of the Company through either cash payments or regular payroll deductions. Additionally, certain beneficial owners of more than 5.0% of the Company's Common Stock were permitted to execute promissory notes payable to the Company. All such beneficial owners have paid their notes in full. There are no outstanding promissory notes payable to the Company for the purchase of Common Stock and the Company has no obligation to sell any shares of its Common Stock to any person or entity. The Employee Stock Purchase Plan has since been terminated.

     The Company has entered into an agreement for consulting services with Mr. Bourne, a director. The agreement provides that Mr. Bourne will receive upon consummation of the offering a fee equal to 1.0% of the net proceeds. The agreement is for a one-year term which began August 1, 1997 and provides for a monthly retainer fee of $10,000 for the term of the agreement. The 1.0% fee resulting from this offering will be offset by the amount of the monthly retainer paid prior to the consummation of the offering. See "Underwriting."

     In addition, as of September 30, 1997, the Company had paid Mr. Bourne approximately $743,000 and $58,000 for his advisory services in the acquisition of the Cortisporin product line and consulting services, respectively.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of the Common Stock as of September 30, 1997, and as adjusted to reflect the sale of the shares of the Common Stock offered hereby by the Company and the Selling Shareholders, for (i) each person who will beneficially own more than 5% of the Common Stock, (ii) each director and executive officer of the Company,
(iii) all executive officers and directors of the Company as a group, and (iv) each of the Selling Shareholders.

                                     BENEFICIAL OWNERSHIP OF                    BENEFICIAL OWNERSHIP OF
                                      COMMON STOCK PRIOR TO                      COMMON STOCK AFTER THE
                                           OFFERING(1)                                OFFERING(1)
                                     ------------------------                   ------------------------
                                                  PERCENTAGE     NUMBER OF                   PERCENTAGE
   EXECUTIVE OFFICERS, DIRECTORS     NUMBER OF    OUTSTANDING   SHARES TO BE    NUMBER OF    OUTSTANDING
        AND 5% SHAREHOLDERS            SHARES       SHARES        OFFERED         SHARES       SHARES
   -----------------------------     ----------   -----------   ------------    ----------   -----------
John M. Gregory(2).................   8,805,531      31.4%         287,137(3)    8,518,394      25.1%
Joseph R. Gregory(4)...............   2,943,150      10.5           60,000       2,883,150       8.5
Jefferson J. Gregory...............   1,101,635       3.9           50,000       1,051,635       3.1
James E. Gregory...................     196,048         *           50,000         146,048         *
R. Henry Richards, M.D.............     256,141         *           35,000         221,141         *
Brian G. Shrader...................     572,510       2.0           65,000         507,510       1.5
J. Fred Pruden.....................       3,220         *              -0-           3,220         *
John P. McCoy......................      42,826         *              -0-          42,826         *
Terri D. White-Gregory(5)..........          --        --               --              --        --
John A. A. Bellamy.................      38,643         *              -0-          38,643         *
Ernest C. Bourne...................     138,000         *              -0-         138,000         *
Lois A. Clarke(6)..................      95,200         *              -0-          95,200         *
Ted G. Wood(6).....................      28,000         *              -0-          28,000         *
All executive officers and
  directors as a group (13
  persons).........................  14,220,904      50.8          547,137      13,676,767      40.2
The United Company(7)..............   5,172,594      18.5              -0-       5,172,594      15.2

OTHER SELLING SHAREHOLDERS
King Pharmaceuticals Benevolent
  Fund, Inc.(8)....................     186,246         *          175,000          11,246         *
Mary Ann and Herschel P.
  Blessing(9)......................     477,965       1.7           90,000         387,965       1.1
Mary and Fred Jarvis(10)...........     115,806         *           29,000          86,806         *
Randal J. Kirk(11).................   1,358,863       4.9        1,358,863             -0-        --
                                                                 ---------
          Total shares sold by
            Selling Shareholders...                              2,200,000
                                                                 =========

------------------------------

   * Less than 1%.
 (1) Based on 28,000,000 shares of Common Stock outstanding prior to and 34,000,000 shares outstanding after the offering.

 (2) Includes 6,855,660 shares jointly owned with Mr. Gregory's spouse; 1,852,539 shares owned by S.J., LLC, a limited liability company, the primary members of which are Mr. Gregory's children; 84,000 shares registered in the name of The Lazarus Foundation, Inc., a private foundation controlled by John M. Gregory, 13,332 shares held in trusts for the benefit of Martha Rachel Richards and for Erin Spinner Richards, for which Mr. Gregory serves as trustee. Mr. Gregory's address is 501 Fifth Street, Bristol, Tennessee 37620.

 (3) Includes 212,137 shares to be sold by Mr. Gregory and his spouse and 75,000 shares to be sold by The Lazarus Foundation, Inc.
 (4) Mr. Gregory's address is 501 Fifth Street, Bristol, Tennessee 37620.

 (5) Ms. White-Gregory and Jefferson J. Gregory jointly beneficially own 1,045,523 of the shares shown above.

 (6) Ms. Clark and Mr. Wood are affiliates of The United Company.

 (7) The United Company along with certain of its affiliates beneficially own in the aggregate 8,532,595 representing approximately 30.5% of the outstanding shares of the Company. The address of The United Company is 1005 Glenway Avenue, Bristol, Virginia 24201.

 (8) King Pharmaceuticals Benevolent Fund, Inc., is a nonprofit charitable organization. See "Certain Transactions."

 (9) Ms. Blessing is a sister to Messrs. John M., Joseph R., Jefferson J. and James E. Gregory, and to R. Henry Richards, M.D. She resigned from the Board of Directors in March 1997.

(10) Ms. Jarvis is the mother of Messrs. John M., Joseph R., Jefferson J. and James E. Gregory, and of R. Henry Richards, M.D.

(11) Includes 161,000 shares owned by Kirkfield, L.L.C., 42,151 shares owned by Rahn Labs, 322,000 shares owned by RJK, L.L.C, 748 shares owned by the estate of Carol Kirk, 3,220 shares owned by Joseph L. Kirk and 5,474 shares owned by Julian Kirk, all of which are affiliates of Mr. Kirk. Mr. Kirk was the co-founder with John M. Gregory of GIV.

     Messrs. John M. Gregory, Joseph R. Gregory, Jefferson J. Gregory, James E. Gregory, Richards, Shrader and Ms. White-Gregory, each of whom is a Selling Shareholder, serve as executive officers of the Company. Messrs. John M. Gregory, Joseph R. Gregory and Jefferson J. Gregory also serve as directors of the Company. See "Management."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

     The total amount of authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, no par value per share, and 15,000,000 shares of preferred stock, no par value per share (the "Preferred Stock"). Upon consummation of the offering, 34,000,000 shares of Common Stock will be issued and outstanding and no shares of Preferred Stock will be outstanding. The following summary of certain provisions of the Company's capital stock describes certain material provisions of, but does not purport to be complete and is subject to and qualified in its entirety by, the Charter and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     The issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable. Subject to the prior rights of any Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are not redeemable or convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. The Company has applied for listing of its Common Stock on the Nasdaq National Market under the symbol "KING."

PREFERRED STOCK

     The Board of Directors, without further action by the Company's shareholders, from time to time, may authorize the issuance of shares of Preferred Stock in series, and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by holders of a large block of the Company's securities or the removal of incumbent management. See "Risk Factors -- Certain Charter, Bylaws and Statutory Provisions; Rights Agreement." The Board of Directors, without shareholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Currently, there are no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE CHARTER AND BYLAWS AND STATUTORY PROVISIONS

     The Charter provides that the Board of Directors will be divided into three classes, with each class serving for three years, and one class being elected each year. A majority of the remaining directors then in office, though less than a quorum, will be empowered to fill any vacancy on the Board of Directors that arises during the term of a director. The provision for a classified board may be amended, altered or repealed only upon the affirmative vote of the holders of at least 80.0% of the outstanding shares of the voting stock of the Company. The classification of the Board of Directors may discourage a third party from making a tender offer or otherwise attempting to gain control of the

Company and may have the effect of maintain the incumbency of the Board of Directors. See "Risk Factors -- Certain Charter, Bylaws and Statutory Provisions; Rights Agreement" and "Management."

     The Bylaws provide that special meetings of the shareholders of the Company be called only by a majority of the entire Board of Directors or by certain officers. In addition, the Bylaws provide that shareholders seeking to bring business before or to nominate directors at any annual meeting of shareholders must provide timely notice thereof in writing. To be timely, the shareholders' notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to such meeting or, if less than 70 days' notice was given for the meeting, within 10 days following the date on which such notice was given. The Bylaws also specify certain requirements for a shareholders' notice to be in proper written form. These provisions restrict the ability of shareholders to bring matters before the shareholders or to make nominations for directors at meetings of shareholders.

     The Company is subject to certain antitakeover provisions provided under Tennessee law.

     Business Combination Statute. Tennessee's Business Combination Act provides that a party owning 10.0% or more of stock in a "resident domestic corporation" (such party is called an "interested shareholder") cannot engage in a business combination with the resident domestic corporation unless the combination (i) takes place at least five years after the interested shareholder first acquired 10.0% or more of the resident domestic corporation, and (ii) either (A) is approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or (B) satisfies certain fairness conditions specified in the Business Combination Act.

     These provisions apply unless one of two events occurs. A business combination with an entity can proceed without delay when approved by the target corporation's board of directors before that entity becomes an interested shareholder, or the resident corporation may enact a charter amendment or bylaw to remove itself entirely from the Business Combination Act. This charter amendment or bylaw must be approved by a majority of the shareholders who have held shares for more than one year prior to the vote. It may not take effect for at least two years after the vote. The Company has not adopted a charter or bylaw amendment removing the Company from coverage under the Business Combination Act.

     The Business Combination Act further provides an exemption from liability for officers and directors of resident domestic corporations who do not approve proposed business combinations or charter amendments and bylaws removing their corporations from the Business Combination Act's coverage as long as the officers and directors act in "good faith belief" that the proposed business combination would adversely affect their corporation's employees, customers, suppliers, or the communities in which their corporation operates and such factors are permitted to be considered by the board of directors under the charter.

     Control Share Acquisition Act. The Tennessee Control Share Acquisition Act ("TCSAA") strips a purchaser's shares of voting rights any time an acquisition of shares in a covered Tennessee corporation brings the purchaser's voting power to one-fifth, one-third or a majority of all voting power. The purchaser's voting rights can be established only by a majority vote of the other shareholders. The purchaser may demand a meeting of shareholders to conduct such a vote. The purchaser can demand such a meeting before acquiring a control share only if it holds at least 10.0% of outstanding shares and announces a good faith intention to make the control share acquisition. A target corporation may or may not redeem the purchaser's shares if the shares are not granted voting rights.

     Investor Protection Act. Tennessee's Investor Protection Act ("TIPA") applies to tender offers directed at corporations (called "offeree companies") that have "substantial assets" in Tennessee and that are either incorporated in or have a principal office in Tennessee. The TIPA requires an offeror making a tender offer for an offeree company to file with the Commissioner of Commerce and Insurance (the "Commissioner") a registration statement. When the offeror intends to gain control of the offeree company, the registration statement must indicate any plans the offeror has for the offeree. The Commissioner may require additional information material to the takeover offer and may call for hearings. The TIPA does not apply to an offer that the offeree company's board of directors recommends to shareholders.

     In addition to requiring the offeror to file a registration statement with the Commissioner, the TIPA requires the offeror and the offeree company to deliver to the Commissioner all solicitation materials used in connection with the tender offer. The TIPA prohibits "fraudulent, deceptive, or manipulative acts or practices" by either side, and gives the Commissioner standing to apply for equitable relief to the Chancery Court of Davidson County, Tennessee, or to any other chancery court having jurisdiction whenever it appears to the Commissioner that the offeror, the offeree company, or any of its respective affiliates has engaged in or is about to engage in a violation of the TIPA. Upon proper showing, the Chancery Court may grant injunctive relief. The TIPA further provides civil and criminal penalties for violations.

     Authorized Corporation Protection Act. The Tennessee Authorized Corporation Protection Act ("TACPA") is the vehicle through which the Tennessee statutes attempt to permit the Business Combination Act and the TCSAA to govern foreign corporations. The TACPA provides that an authorized corporation can adopt a bylaw or a charter provision electing to be subject to the operative provisions of the Business Combination Act and the TCSAA, which then become applicable "to the same extent as such provisions apply to a resident domestic corporation." Authorized corporations are those that are required to obtain a Certificate of Authority from the Tennessee Secretary of State and that satisfy any two of the following tests: having its principal place of business located in Tennessee; having a significant subsidiary located in Tennessee; having a majority of such corporation's fixed assets located in Tennessee; having more than 10.0% of the beneficial owners of the voting stock or more than 10.0% of such corporation's shares of voting stock beneficially owned by residents of Tennessee; employing more than 250 individuals in Tennessee or having an annual payroll paid to residents of Tennessee that is in excess of $5.0 million; producing goods and/or services in Tennessee that result in annual gross receipts in excess of $10.0 million; or having physical assets and/or deposits located within Tennessee that exceed $10.0 million in value.

     The U. S. Court of Appeals for the Sixth Circuit, however, has held the TACPA unconstitutional as it applies to target corporations organized under the laws of states other than Tennessee.

     Greenmail Act. The Tennessee Greenmail Act ("TGA") applies to any corporation chartered under the laws of Tennessee which has a class of voting stock registered or traded on a national securities exchange or registered with the Securities and Exchange Commission pursuant to Section 12(g) of the Exchange Act. The TGA provides that it is unlawful for any corporation or subsidiary to purchase, either directly or indirectly, any of its shares at a price above the market value, as defined in the TGA, from any person who holds more than 3.0% of the class of the securities purchased if such person has held such shares for less than two years, unless either the purchase is first approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued or the corporation makes an offer of at least equal value per share to all holders of shares of such class.

RIGHTS AGREEMENT

     The Company's Board of Directors has declared a dividend of one Right for each share of Common Stock outstanding. The holders of any additional Common Stock subsequently issued before the earliest of the Distribution Date, as hereinafter defined, the redemption of the Rights, the exchange of the Rights or the expiration of the Rights also will be entitled to one Right for each such additional share. Such Rights entitle the registered holder under certain circumstances to purchase from the Company one-thousandth of a share of Junior Participating Preferred Stock, Series A, (the "Preferred Stock") at a price of $60 per one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     The Rights will be evidenced by the Common Stock certificates and not by separate certificates until the earlier of (i) the day following the first date of public disclosure that a person or group other than an "Exempt Person" (the "Acquiring Person"), together with persons affiliated, or associated with such Acquiring Person (other than Exempt Persons), has acquired, or obtained the right to acquire, beneficial ownership of 15.0% of the outstanding Common Stock (the "Stock Acquisition Date") and (ii) the tenth business day after the date of commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person other than an Exempt Person, the Company and certain related entities if, upon consummation of the offer, such person or group, together with persons affiliated or associated with it (other than those that are Exempt Persons) would acquire beneficial ownership of 15.0% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). Until the Distribution Date (or earlier redemption, exchange, or expiration of the Rights), (i) the Rights will be transferable only with the Common Stock (except with redemption of the Rights); (ii) Common Stock certificates will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Right associated with the Common Stock represented by such certificate. For purposes of the Rights Agreement "Exempt Persons" is defined to include Messrs. John M., Joseph R. and Jefferson
J. Gregory (the "Gregory Entities").

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, such separate Rights Certificates alone will evidence the Rights.

     The Rights will become exercisable on or after the Distribution Date (unless sooner redeemed or exchanged). The Rights will expire at the close of business on the tenth anniversary of the date of initial issuance (the "Expiration Date") unless earlier redeemed or exchanged by the Company as described below.

     The Purchase Price payable and the number of shares of Preferred Stock or other securities, cash or other property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision or combination of, or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights, options, or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of other securities, cash (excluding regular periodic cash dividends), property, evidences of indebtedness, or assets.

     If a person becomes an Acquiring Person, the Rights will "flip-in" and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times such Purchase Price. In addition, following a "flip-in," the Board has the option of exchanging all or part of the Rights, except as provided below, for Common Stock.

     In the event that, following a "flip-in," the Company is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is exchanged or 50% or more of its consolidated assets or earning power is sold, leased, exchanged, mortgaged, pledged or otherwise transferred or disposed of (in one transaction or a series of related transactions), the Rights will "flip-over" and entitle each holder (other than the Acquiring Person and certain related persons or transferees) of a Right to purchase, upon the exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

     Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person or an affiliate or associate (other than an exempt person) of an Acquiring Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a "Triggering Event," and any such holder of such Rights will have no right to exercise such Rights or have such Rights exchanged as provided above. A "Triggering Event" will be deemed to occur in the event that any person becomes an Acquiring Person.

     The number of outstanding Rights and the number of one-thousandths of a share of Preferred Stock issuable upon exercise of each right and the Purchase Price are subject to adjustment in the event of a stock dividend on the Common Stock payable in Common Stock or subdivision or combination of the Common Stock occurring, in any such case, prior to the Distribution Date.

     At any time prior to the earlier of the Stock Acquisition Date and the Expiration Date, the Company may redeem the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive the dividends or distributions.

     At any time prior to the Stock Acquisition Date, a majority of the Continuing Directors (as defined in the Rights Agreement) may, without the approval of an holder of the Rights (except, in certain circumstances, an Exempt Person), supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date will occur after announcement of commencement of a tender offer). Thereafter, the Rights Agreement may be amended by a majority of the Continuing Directors without the approval of any holder of the Rights only to cure ambiguities, to correct defective or inconsistent provisions, or in ways that do not adversely affect the Rights holders. Notwithstanding the foregoing, the Rights Agreement may not be amended to change the Purchase Price, the number of shares of Preferred Stock, other securities, cash or other property obtainable upon exercise of a Right, the redemption price or the Expiration Date.

     The Rights have certain anti-takeover effects. The Right may cause substantial dilution to a person or group other than an Exempt Person that attempts to acquire the Company on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time a person or group other than an Exempt Person has acquired beneficial ownership of 15.0% or more of the Common Stock, because until such time the Rights may be redeemed by the Company at $.01 per Right.

     The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (a copy of the form of which is filed as an exhibit to the Registration Statement), including the definitions therein of certain terms.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Charter limits the liability of directors to the fullest extent permitted by the Tennessee Business Corporation Act. In addition, the Charter provides that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by such law.

TRANSFER AGENT, REGISTRAR, RIGHTS AGENT AND CUSTODIAN

     The transfer agent, registrar and Rights Agent for the Company's Common Stock and the Preferred Stock Purchase Rights and the custodian for the Selling Shareholders is Union Planters National Bank, Memphis, Tennessee.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Common Stock of the Company. Sales of a substantial number of shares of the Company's Common Stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. Upon completion of this offering, there will be 34,000,000 shares of Common Stock outstanding. Other than the 8,200,000 shares offered hereby, all shares of Common Stock held by the Company's current shareholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and may only be sold subject to the provisions of Rule 144 under the Securities Act.

     Of the 34,000,000 shares of Common Stock to be outstanding after the offering, approximately 22,000,000 or 78.6%, of the outstanding shares of Common Stock will be subject to lock-up agreements entered into by certain offers, directors and other shareholders of the Company (the "Lock-up Agreements"). The Company and its directors, officers and certain other shareholders have, among other things, agreed not to, directly or indirectly, offer for sale, sell, pledge or otherwise dispose of (or during the term of the Lock-up Agreement enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of), any Common Stock or securities convertible into or exchangeable for Common Stock, with certain exceptions, or sell or grant options, rights or warrants with respect to any shares of Common Stock or securities convertible into or exchangeable for Common Stock, with certain limited exceptions, or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risk of ownership of such shares of Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives. Of the 12,000,000 shares of Common Stock to be outstanding after the Offering that are not subject to the Lock-up Agreements, other than the 8,200,000 shares of Common Stock sold in the Offering, (i) approximately 1.8 million shares will be immediately eligible for resale in the public market without restriction in reliance on Rule 144(k) under the Securities Act, (ii) approximately 800,000 shares may be sold subject to the volume and manner of sales restrictions of Rule 144 and (iii) the remaining 1.2 million shares may not be sold pursuant to Rule 144 prior to the expiration of their one-year holding period.

     Beginning 180 days after the date of this Prospectus, after the Lock-up Agreements have expired, approximately (i) 10.0 million additional shares of Common Stock will become eligible for resale into the public market in reliance of Rule 144(k)and (ii) approximately 12.0 million additional shares may be sold subject to the volume and manner of sales restrictions of Rule 144. See "Underwriting."

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including affiliates, who has beneficially owned shares for at least one year (including holding periods of prior owners other than affiliates) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock (approximately 34,000,000 shares immediately after this offering) or (ii) the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding such sale. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of the Company and who has beneficially owned shares for at least two years (including holding periods of prior owners other than affiliates) is entitled to sell such shares under Rule 144 without regard to the volume limitations described above.

     The Company intends to file a registration statement under the Securities Act on Form S-8 covering 3,500,000 shares of Common Stock reserved for issuance under its Plan. See "Management -- Incentive Stock Option Plan." Such registration statement is expected to be filed as soon as practicable after the date of this Prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the contractual restrictions described above.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by "Non-U.S. Holders." In general, a "Non-U.S. Holder" is an individual or entity other than: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state; (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. This discussion does not address all aspects of U.S. federal income and estate taxation and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances, or to certain types of Non-U.S. Holders which may be subject to special treatment under U.S. federal income tax laws (for example, insurance companies, tax-exempt organizations, financial institutions and broker-dealers). Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

DIVIDENDS

     The Company does not expect to pay any cash dividends in the foreseeable future. See "Dividend Policy." In the event, however, that dividends are paid on shares of Common Stock, dividends paid to a Non-U.S. Holder will generally be subject to U.S. withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and the Non-U.S. Holder provides the payor with proper documentation, as discussed below, or (ii) if certain income tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder. Dividends effectively connected with such a U.S. trade or business or attributable to such a U.S. permanent establishment generally will not be subject to withholding tax (if the Non-U.S. Holder files certain forms, including, currently, Internal Revenue Service ("IRS") Form 4224, with the payor of the dividend) and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. In the case of a Non-U.S. Holder that is a corporation, dividend income so connected or attributable may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of its effectively connected earnings and profits subject to certain adjustments) at a 30% rate (or a lower rate prescribed by an applicable income tax treaty). For purposes of determining whether tax is to be withheld at a 30% rate or at a lower rate as prescribed by an applicable tax treaty, current law permits the Company to presume that dividends paid prior to January 1, 1999 to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. However, under newly issued regulations, in the case of dividends paid after December 31, 1998, a Non-U.S. Holder generally would be subject to U.S. withholding tax at a 31% rate under the backup withholding rates described below, rather than at a 30% rate or at a reduced rate under an income tax treaty, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with. Further, in order to claim the benefit of an applicable tax treaty rate for dividends paid after December 31, 1998, a Non-U.S. Holder must comply with certain certification requirements. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption. The new regulations also provide special rules for dividend payments made to foreign intermediaries, U.S. or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both. Prospective investors should consult with their own tax advisors concerning the effect, if any, of the adoption of these new regulations on an investment in the Common Stock.

     A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

SALE OF COMMON STOCK

     In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized upon the disposition of Common Stock unless: (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if certain tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and in either such case, the branch profits tax may also apply if the Non-U.S. Holder is a corporation); (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds shares of stock as a capital asset, such individual is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates; or (iv) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period. A corporation is a USGPHC if the fair market value of the U.S. real property interests held by the corporation is 50% or more of the aggregate fair market value of certain assets of the corporation. The Company believes that it has not been and is not currently a USRPHC. If the Company were or were to become a USRPHC, gains realized upon a disposition of Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Common Stock during the shorter of the periods described above generally would not be subject to U.S. federal income tax so long as the Common Stock is "regularly traded" on an established securities market.

     If a Non-U.S. Holder who is an individual falls under clause (i) above, such individual generally will be taxed on the net gain derived from a sale of Common Stock under regular graduated U.S. federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain U.S. capital losses (notwithstanding the fact that such individual is not considered a resident alien of the United States). Thus, individual Non-U.S. Holders who have spent (or expect to spend) more than a del minimis period of time in the United States in the taxable year in which they contemplate a sale of Common Stock are urged to consult their tax advisors prior to the sale as to the U.S. tax consequences of such sale.

     If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it generally will be taxed on its net gain under regular graduated U.S. federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits," within the meaning of the code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

ESTATE TAX

     Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was not required because the dividends were effectively connected with a U.S. trade or business of the Non-U.S. Holder or reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

     Under current rules, United States backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting generally will not apply (i) to dividends paid on Common Stock to a Non-U.S. Holder that is subject to withholding at the 30% rate (or that is subject to withholding at a reduced rate under an applicable treaty) or
(ii) before January 1, 1999, to dividends paid to a Non-U.S. Holder at an address outside the United States. However, under newly issued regulations, in the case of dividends paid after December 31, 1997, a Non-U.S. Holder generally will be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with.

     The payment of proceeds from the disposition of Common Stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exception. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting. Before January 1, 1999, however, in the case of proceeds from the disposition of Common Stock effected at a non-U.S. office of a broker that is: (i) a U.S. person; (ii) a "controlled foreign corporation" for U.S. federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business, such payments will not be subject to backup withholding but will be subject to information reporting, unless (a) such broker has documentary evidence in its files that the owner is a Non-U.S. Holder and certain other conditions are met, or (b) the beneficial owner otherwise establishes an exemption. Further, after December 31, 1998, under the newly issued regulations referred to above, information reporting and backup withholding may apply to payments of the gross proceeds from the sale or redemption of Common Stock effected through foreign offices of brokers having any of a broader class of connections with the United States unless certain certification requirements are complied with. Prospective investors should consult with their own tax advisors regarding these regulations, and in particular with respect to whether the use of a particular broker would subject the investor to these rules.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement, dated             , 1997 (the "Underwriting Agreement"), among the
Company, the Selling Shareholders and the underwriters named below (the "Underwriters") for whom Lehman Brothers Inc., Credit Suisse First Boston Corporation and Hambrecht & Quist LLC are acting as representatives (the "Representatives"), the Underwriters have severally agreed to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
Lehman Brothers Inc. .......................................
Credit Suisse First Boston Corporation......................
Hambrecht & Quist LLC.......................................
                                                                 ---------
          Total.............................................     8,200,000
                                                                 =========

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page hereof, and to certain dealers at such public
offering price less a selling concession not in excess of $          per share.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of $          per share to certain other Underwriters or to certain other brokers or dealers. After the offering to the public, the offering price and other selling terms may be changed by the Representatives.

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions, including the condition that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending or threatened by the Securities and Exchange Commission and that there has been no material adverse change or development involving a prospective material adverse change in the condition of the Company from that set forth in the Registration Statement otherwise than as set forth or contemplated in this Prospectus, and that certain certificates, opinions and letters have been received from the Company and its counsel, the Selling Shareholders and their counsel and independent auditors. The Underwriters are obligated to take and pay for all of the above shares of Common Stock if any such shares are taken.

     The Underwriters and each of the Company and the Selling Shareholders have agreed in the Underwriting Agreement to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company has granted to the Underwriters an option to purchase up to an additional 1,000,000 shares of Common Stock, exercisable solely to cover over-allotments, at the public offering price, less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercise at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the table above.

     The Representatives have informed the Company and the Selling Shareholders that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     Shareholders of the Company, including directors and officers, beneficially owning an aggregate of approximately 22,000,000, or 78.6%, of the outstanding shares of Common Stock prior to giving effect to the offering have agreed not to, directly or indirectly, offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time on the future of) any shares of Common Stock or securities convertible into or exchangeable for Common Stock, or sell or grant options, rights or warrants with respect to any Shares of Common Stock or securities convertible into or exchangeable for Common Stock, or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives. Except for the Common Stock to be sold in the offering, the Company has agreed not to offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future
of) any shares of Common Stock or securities convertible into or exchangeable for Common Stock or other capital stock, with certain limited exceptions, or sell or grant options, rights or warrants with respect to any shares of Common Stock or securities convertible into or exchangeable for Common Stock, with certain limited exceptions, or enter into any swap or other derivations transactions that transfers to another in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives.

     Prior to this offering, there has been no public market for the Common Stock. The public offering price will be negotiated between the Company and the Representatives. The material factors considered in determining the public offering price of the Common Stock, in addition to the prevailing market conditions, were the Company's historical performance, capital structure, estimates of the business potential, revenues and earnings prospects of the Company, an assessment of the Company's management and consideration of the above factors in relation to the market values of companies in related businesses.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the offering, (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company has agreed to pay Ernest C. Bourne, a director, upon consummation of this offering, a fee equal to 1.0% of the net proceeds. The agreement is for a one-year term which began August 1, 1997 and provides for a monthly retainer fee of $10,000 for the term of the agreement. The 1.0% fee resulting from the offering will be offset by the amount of the monthly retainer paid prior to the consummation of the offering.

     The Company has applied for listing on the Nasdaq National Market under the symbol "KING."

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Baker, Donelson, Bearman & Caldwell, P.C., Memphis, Tennessee. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of September 30, 1997 and for each of the three years in the period ended December 31, 1996 and the nine months ended September 30, 1997 included in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent auditors, as stated in their reports appearing herein and are included in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits and schedules thereto) under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or the documents incorporated into the Prospectus by reference, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by the Company's independent accountants and to make available to its shareholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                    CONTENTS

                                                              PAGES
                                                              -----
King Pharmaceuticals, Inc.
  Report of Independent Accountants.........................   F-2
  Financial Statements:
     Consolidated Balance Sheets as of December 31, 1995 and
      1996 and September 30, 1997...........................   F-3
     Consolidated Statements of Operations for the years
      ended December 31, 1994, 1995 and 1996 and for the
      nine months ended September 30, 1996 (unaudited) and
      1997..................................................   F-4
     Consolidated Statements of Cash Flows for the years
      ended December 31, 1994, 1995 and 1996 and for the
      nine months ended September 30, 1996 (unaudited) and
      1997..................................................   F-5
     Consolidated Statements of Changes in Shareholders'
      Equity for the years ended December 31, 1994, 1995 and
      1996 and the nine months ended September 30, 1997.....   F-6
  Notes to Consolidated Financial Statements................   F-7
Cortisporin Product Line
  Report of Independent Accountants.........................  F-20
  Statement of Gross Profit.................................  F-21
  Notes to Financial Statement..............................  F-22
Pro Forma Financial Statements..............................  F-23
  Pro Forma Statement of Operations for the year ended
     December 31, 1996......................................  F-24
  Pro Forma Statement of Operations for the nine months
     ended September 30, 1997...............................  F-25
Notes to Pro Forma Statements of Operations.................  F-26

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of King Pharmaceuticals, Inc.:

     We have audited the accompanying consolidated balance sheets of King Pharmaceuticals, Inc. as of December 31, 1995 and 1996 and September 30, 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of King Pharmaceuticals, Inc. as of December 31, 1995 and 1996 and September 30, 1997, and the consolidated results of their operations and their cash flows for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997, in conformity with generally accepted accounting principles.

Greensboro, North Carolina
October 22, 1997
---------------

The foregoing report is in the form that will be signed by Coopers & Lybrand L.L.P. upon consummation of the matters, on or before the effective date of the Registration Statement of which this Prospectus is a part, as described in Notes 15 and 17 to the consolidated financial statements and assuming that from the date hereof to the effective date no other events shall have occurred that would affect the accompanying consolidated financial statements.

                                          /s/ Coopers & Lybrand L.L.P.

Greensboro, North Carolina
October 22, 1997

                           KING PHARMACEUTICALS, INC.

                          CONSOLIDATED BALANCE SHEETS
            AS OF DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997

                                                                DECEMBER 31,
                                                              -----------------   SEPTEMBER 30,
                                                               1995      1996         1997
                                                              -------   -------   -------------
                                                                       (IN THOUSANDS)
                                            ASSETS
Current assets:
  Cash and cash equivalents.................................  $10,568   $ 1,392      $    35
  Accounts receivable, net of allowance for doubtful
     accounts of $93, $93 and $493, respectively............    2,772     2,305        7,393
  Inventories...............................................    4,202     6,097        8,622
  Marketable securities.....................................       --       209           --
  Deferred income taxes.....................................      308       499        1,135
  Income taxes receivable...................................       --       652           --
  Shareholder notes receivable..............................       --     2,093           --
  Prepaid expenses and other assets.........................      303       638          533
                                                              -------   -------      -------
          Total current assets..............................   18,153    13,885       17,718
                                                              -------   -------      -------
Property, plant and equipment, net..........................   15,439    16,691       17,006
Investment in affiliated company............................      292        --           --
Intangible assets, net......................................       58     8,703       38,204
Other assets................................................       --        --        1,325
                                                              -------   -------      -------
          Total assets......................................  $33,942   $39,279      $74,253
                                                              =======   =======      =======

                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt...........................................  $ 3,403   $    --      $ 1,325
  Current portion of long-term debt.........................    2,155     4,031        7,765
  Accounts payable..........................................      927       844        3,503
  Accrued expenses..........................................    1,098     1,261        4,027
  Income taxes payable......................................    2,971        --        1,015
                                                              -------   -------      -------
          Total current liabilities.........................   10,554     6,136       17,635
                                                              -------   -------      -------
Line-of Credit..............................................       --        --        2,282
Long-term debt..............................................    9,497    13,980       22,913
Deferred income taxes.......................................    2,880     3,470        3,614
                                                              -------   -------      -------
          Total liabilities.................................   22,931    23,586       46,444
                                                              -------   -------      -------
Commitments
Shareholders' equity:
  Common stock, no par value, 150,000,000 shares authorized,
     12,320,000 19,467,406 and 28,000,000 shares issued and
     outstanding, respectively..............................      926     8,448       16,455
  Retained earnings.........................................   10,763     7,938       12,493
  Due from related party....................................     (678)     (677)      (1,139)
  Unrealized loss on marketable securities, net of tax......       --       (16)          --
                                                              -------   -------      -------
          Total shareholders' equity........................   11,011    15,693       27,809
                                                              -------   -------      -------
          Total liabilities and shareholders' equity........  $33,942   $39,279      $74,253
                                                              =======   =======      =======

   The accompanying notes are an integral part of the consolidated financial statements.

                           KING PHARMACEUTICALS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
           AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

                                                                                NINE MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                                   --------------------------------------   -------------------------
                                      1994         1995          1996          1996          1997
                                   ----------   -----------   -----------   -----------   -----------
                                                                            (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT SHARE DATA)
REVENUES:
  Net sales......................  $   13,311   $    25,441   $    15,457   $    11,310   $    33,817
  Development revenues...........          --            --         5,000         2,500            --
                                   ----------   -----------   -----------   -----------   -----------
          Total revenues, net....      13,311        25,441        20,457        13,810        33,817
                                   ----------   -----------   -----------   -----------   -----------
OPERATING COSTS AND EXPENSES:
  Cost of sales..................       9,754        12,130         8,782         7,050         9,538
  Selling, general and
     administrative..............       1,987         8,605        12,106         8,441        13,734
  Depreciation and
     amortization................         639         1,777           982           655         1,631
                                   ----------   -----------   -----------   -----------   -----------
          Total operating costs
            and expenses.........      12,380        22,512        21,870        16,146        24,903
GAIN ON SALE OF PRODUCT LINE,
  NET............................          --        13,102            --            --            --
                                   ----------   -----------   -----------   -----------   -----------
OPERATING INCOME (LOSS)..........         931        16,031        (1,413)       (2,336)        8,914
                                   ----------   -----------   -----------   -----------   -----------
OTHER (EXPENSES) INCOME:
  Gain on sale of investment in
     affiliate...................          --            --         1,760         1,760            --
  Interest expense...............      (1,069)       (2,006)       (1,272)         (850)       (1,730)
  Other income, net..............         554           367           578           407           211
                                   ----------   -----------   -----------   -----------   -----------
          Total other (expenses)
            income...............        (515)       (1,639)        1,066         1,317        (1,519)
                                   ----------   -----------   -----------   -----------   -----------
INCOME (LOSS) BEFORE INCOME TAXES
  AND EXTRAORDINARY GAIN.........         416        14,392          (347)       (1,019)        7,395
  Income tax (benefit) expense...        (501)        5,058          (107)         (316)        2,840
                                   ----------   -----------   -----------   -----------   -----------
INCOME (LOSS) BEFORE
  EXTRAORDINARY GAIN.............         917         9,334          (240)         (703)        4,555
  Extraordinary gain on early
     extinguishment of long-term
     debt, net of income taxes of
     $272........................          --           528            --            --            --
                                   ----------   -----------   -----------   -----------   -----------
NET INCOME (LOSS)................  $      917   $     9,862   $      (240)  $      (703)  $     4,555
                                   ==========   ===========   ===========   ===========   ===========
  Income (loss) per common stock
     before extraordinary gain...  $      .20   $       .75   $      (.02)  $      (.06)  $       .18
  Extraordinary gain, net........          --           .04            --            --            --
                                   ----------   -----------   -----------   -----------   -----------
  Net income (loss) per share....  $      .20   $       .79   $      (.02)  $      (.06)  $       .18
                                   ==========   ===========   ===========   ===========   ===========
  Weighted average number of
     common and common stock
     equivalents (Note 2)........   4,537,555    12,445,993    13,630,813    12,572,103    25,655,881
                                   ==========   ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                           KING PHARMACEUTICALS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
           AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

                                                                                                NINE MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                                              -----------------------------   ----------------------
                                                                1994       1995      1996        1996         1997
                                                              --------   --------   -------   -----------   --------
                                                                                              (UNAUDITED)

                                                                                  (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss).........................................  $    917   $  9,862   $  (240)    $  (703)    $  4,555
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Depreciation and amortization...........................       639      1,777       982         655        1,631
    Loss on sale of marketable securities...................        --         --         1           1           32
    Extraordinary gain on early extinguishment of long-term
      debt..................................................        --       (800)       --          --           --
    Gain on sale of product line............................        --    (15,608)       --          --           --
    Gain on sale of property and equipment..................        --         --       (54)        (54)          --
    Gain on sale of investment in affiliate.................        --         --    (1,760)     (1,760)          --
    Income from equity in earnings of affiliated company....        --       (166)       --          --           --
    Gain on conversion of accounts payable to long-term
      debt..................................................       (25)        --        --          --           --
    Employee salaries and other benefits paid by
      affiliate.............................................       250         --        --          --           --
    Accrued interest added to amount due to affiliate.......       226         --        --          --           --
    Deferred income taxes...................................      (629)     2,193       410         447         (501)
  Changes in operating assets and liabilities:
    Accounts receivable.....................................      (608)      (876)      467         828       (5,088)
    Inventories.............................................      (770)    (1,326)   (1,895)       (792)      (2,525)
    Prepaid expenses and other current assets...............      (227)        12      (335)       (695)         105
    Accounts payable........................................       209       (288)      (83)       (364)       2,659
    Accrued expenses and other..............................       690       (220)      163        (106)       2,766
    Income taxes (receivable) payable.......................        --      2,855    (3,624)     (3,896)       1,667
                                                              --------   --------   -------     -------     --------
        Net cash provided by (used in) operating
          activities........................................       672     (2,585)   (5,968)     (6,439)       5,301
                                                              --------   --------   -------     -------     --------
Cash flows from investing activities:
  Purchases of property and equipment.......................      (890)    (1,672)   (1,069)       (705)        (957)
  Deposit on equipment......................................        --                                        (1,325)
  Purchase of intangible assets.............................        --        (60)   (3,275)     (1,153)     (30,406)
  Purchases of marketable securities........................        --         --      (307)       (307)          --
  Proceeds from sales of marketable securities..............        --         --        72          25          203
  Proceeds from sale of product line........................        --     32,000        --          --           --
  Proceeds from sale of investment in affiliated company....        --         --     2,052       2,052           --
  Proceeds from sale of property and equipment..............        --         --       100         100           --
                                                              --------   --------   -------     -------     --------
        Net cash (used in) provided by investing
          activities........................................      (890)    30,268    (2,427)         12      (32,485)
                                                              --------   --------   -------     -------     --------
Cash flows from financing activities:
  Proceeds from revolving line of credit....................    12,039    200,847        --      72,142       13,219
  Payments on revolving line of credit......................   (11,078)  (198,405)   (3,403)    (72,402)     (10,937)
  Proceeds from issuance of preferred shares................       800         --        --                       --
  Proceeds from issuance of common shares...................        --         --     2,844         190        8,007
  Payments to retire 8% cumulative common shares............        --       (100)       --          --           --
  Repayment on shareholder notes receivable.................        --         --        --          --        2,093
  Proceeds from short-term debt.............................        --         --        --          --        1,325
  Proceeds from long-term debt..............................        --        329     2,549       2,549       15,924
  Payments on long-term debt and capital lease
    obligations.............................................      (346)   (20,127)   (2,772)     (1,152)      (3,342)
  Dividends on preferred shares.............................        (8)        (8)       --          --           --
  Due from affiliate........................................        --       (679)        1          75         (462)
  Advances from affiliate...................................       520         --        --          --           --
  Payment of affiliated note payable........................    (1,000)        --        --          --           --
                                                              --------   --------   -------     -------     --------
        Net cash provided by (used in) financing
          activities........................................       927    (18,143)     (781)      1,402       25,827
                                                              --------   --------   -------     -------     --------
Increase (decrease) in cash.................................       709      9,540    (9,176)     (5,025)      (1,357)
Cash and cash equivalents, beginning of period..............       319      1,028    10,568      10,568        1,392
                                                              --------   --------   -------     -------     --------
Cash and cash equivalents, end of period....................  $  1,028     10,568   $ 1,392     $ 5,543     $     35
                                                              ========   ========   =======     =======     ========
Supplemental disclosure of cash paid for:
        Interest............................................  $    439   $  2,505   $ 1,170     $   484     $  1,059
                                                              ========   ========   =======     =======     ========
        Taxes...............................................  $     12   $    283   $ 3,078     $ 3,078     $  1,675
                                                              ========   ========   =======     =======     ========

                           KING PHARMACEUTICALS, INC.

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
           AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

Supplemental schedule of non-cash investing and financing activities:

     During 1996 the Company issued 699,711 common shares for $2,093 in notes receivable from shareholders. These notes were paid in full in 1997.

     For the year ended December 31, 1996 and the nine months ended September 30, 1996 and 1997, the Company entered into capital leases totaling $1,082, $935 and $85, respectively.

     The Company purchased intangible assets financed by the seller of $5,500 during 1996 and $750 during the nine months ended September 30, 1997.

     The Company converted its 40,000 shares of Series B Preferred Stock into 400,000 common shares during 1995.

     In 1994, the Company's acquisition of the exclusive right to manufacture and distribute the product Anexsia was recorded as follows:

Intangible asset............................................  $17,600
Inventory...................................................      600
                                                              -------
                                                              $18,200
                                                              =======
Note payable................................................  $17,500
Other liabilities...........................................      700
                                                              -------
                                                              $18,200
                                                              =======

     During 1994, accounts payable of $313 were converted into a note payable to vendor after reducing the payable by $120 for return of inventory to the vendor.

     In 1994, the Company issued 2,660,000 common shares with a carryover basis of $126 in exchange for common shares of an affiliated Company.

     In 1994, certain equipment amounting to $161 was acquired on behalf of the Company by an affiliate in exchange for a note payable that is included in due to affiliate.

   The accompanying notes are an integral part of the consolidated financial statements.

                           KING PHARMACEUTICALS, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997

                                                                                                      DUE
                                         COMMON             PREFERRED                  UNREALIZED    FROM         TOTAL
                                  --------------------   ----------------   RETAINED    LOSS ON     RELATED   SHAREHOLDERS'
                                    SHARES     AMOUNT    SHARES    AMOUNT   EARNINGS   SECURITIES    PARTY       EQUITY
                                  ----------   -------   -------   ------   --------   ----------   -------   -------------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
  Common stock granted at
    formation...................   1,340,000   $   --         --   $  --    $    --       $ --      $   --       $    --
  Exchange of King stock for
    shares of an affiliated
    Company.....................   2,660,000      126         --      --         --         --          --           126
  Issuance of preferred stock...          --       --     40,000     800         --         --          --           800
  Issuance of 8% preferred
    stock.......................          --       --     10,000     100         --         --          --           100
  Dividends on preferred
    stock.......................          --       --         --      --         (8)        --          --            (8)
  Net income....................          --       --         --      --        917         --          --           917
                                  ----------   -------   -------   -----    -------       ----      -------      -------
Balance, December 31, 1994......   4,000,000      126     50,000     900        909         --          --         1,935
  Conversion of Series B
    preferred stock to common
    stock.......................     400,000      800    (40,000)   (800)        --         --          --            --
  Repurchase of 8% cumulative
    preferred stock.............          --       --    (10,000)   (100)        --         --          --          (100)
  Dividends on preferred
    stock.......................          --       --         --      --         (8)        --          --            (8)
  Advances to Benevolent fund...          --       --         --      --         --         --        (678)         (678)
  Net income....................          --       --         --      --      9,862         --          --         9,862
                                  ----------   -------   -------   -----    -------       ----      -------      -------
Balance, December 31, 1995......   4,400,000      926         --      --     10,763         --        (678)       11,011
  Issuance of common stock......   1,386,230    4,159         --      --         --         --          --         4,159
  Issuance of common stock under
    employee stock purchase
    plan........................     259,532      778         --      --         --         --          --           778
  15% Stock Dividend............     906,883    2,585         --      --     (2,585)        --          --            --
  Unrealized loss on securities,
    net of tax..................          --       --         --      --         --        (16)         --           (16)
  Payments from Benevolent
    Fund........................          --       --         --      --         --         --           1             1
  Net income (loss).............          --       --         --      --       (240)        --          --          (240)
                                  ----------   -------   -------   -----    -------       ----      -------      -------
Balance, December 31, 1996......   6,952,645    8,448         --      --      7,938        (16)       (677)       15,693
  Issuance of common stock, net
    of $743 of expenses.........   3,047,355    8,007         --      --         --         --          --         8,007
  Realized loss on securities...          --       --         --      --         --         16          --            16
  Advances to Benevolent Fund...          --       --         --      --         --         --        (462)         (462)
  2.8 to 1 common stock split
    (Note 17)...................  18,000,000       --         --      --         --         --          --            --
  Net income....................          --       --         --      --      4,555         --          --         4,555
                                  ----------   -------   -------   -----    -------       ----      -------      -------
Balance, September 30, 1997.....  28,000,000   $16,455        --   $  --    $12,493       $ --      $(1,139)     $27,809
                                  ==========   =======   =======   =====    =======       ====      =======      =======

   The accompanying notes are an integral part of the consolidated financial statements.

                           KING PHARMACEUTICALS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (DOLLAR AMOUNTS IN THOUSANDS)

1. THE COMPANY

     King Pharmaceuticals, Inc. ("King" or the "Company") is an integrated pharmaceutical company that manufactures, acquires, markets and sells branded and generic form products. The Company also develops and markets over-the-counter veterinary products. These products are marketed throughout the United States to pharmaceutical wholesalers, retail pharmacies, and chain drug stores. The Company also manufactures similar products for others on a contract basis. Management of the Company believes that the unaudited information at September 30, 1996, and for the nine months then ended contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such consolidated financial statements.

     These consolidated financial statements include the accounts of King and its wholly owned subsidiaries, Monarch Pharmaceuticals, Inc. (formerly a division of King) and King Pharmaceuticals of Nevada, Inc. All intercompany transactions and balances have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates -- The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities are affected by such estimates and assumptions. Actual results could differ from those estimates. The most significant estimates in the consolidated financial statements relate to receivables, inventory, self-insurance and revenues.

     Revenue Recognition -- Sales are reported net of an estimate for returns and allowances and an estimate for chargebacks. Chargebacks and returns and allowances are included in sales when goods are shipped to the customer. Development revenue is recognized upon approval of the product from the FDA.

     Cash and Cash Equivalents -- The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company's cash and cash equivalents are placed in large domestic banks which limit the amount of credit exposure.

     Marketable Securities -- Marketable securities consisted of stock in another pharmaceutical company, which management had classified as available-for-sale in the accompanying consolidated financial statements. Such securities were carried at fair value with the unrealized gains and losses reported net of tax as a separate component of shareholders' equity. The unrecognized loss on these securities at December 31, 1996 was $25 ($16, net of tax). The Company sold these securities at a loss in 1997.

     Inventories -- Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

     Income Taxes -- Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse (see Note 12).

     Financial Instruments -- The fair value of financial instruments are determined by reference to various market data or other valuation techniques as appropriate. Unless otherwise disclosed, the fair values of financial instruments approximate their recorded values (Note 11).

     Property, Plant and Equipment -- Property, plant and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method for financial statement purposes and accelerated methods for income tax purposes. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in income.

                           KING PHARMACEUTICALS, INC.

     In the event that facts and circumstances indicate that the cost of property, plant and equipment may be impaired, evaluation of recoverability is performed using the estimated future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a writedown is required.

     Intangible Assets -- Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed over the estimated useful lives of 10 to 25 years using the straight-line method.

     The Company continually reevaluates the propriety of the carrying amount of intangibles as well as the related amortization period to determine whether the current events and circumstances warrant adjustments to the carrying values and/or revised estimates of useful lives. This evaluation is performed using the estimated projected future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a writedown is required. To the extent such projection indicates that undiscounted cash flow is not expected to be adequate to recover the carrying amounts the assets are written down to discounted cash flows.

     Other Assets -- Other assets includes a deposit of $1,325 for equipment that will be leased back to the Company under an operating lease (Note 10).

     Gain on Sale of Product Line/Development Revenue -- In December 1995, the Company sold the Anexsia brand product line and related Abbreviated New Drug Applications ("ANDA's"), both approved and in the process of development, for $32,000, which resulted in a net gain of $13,102. As part of the agreement, the Company entered into a manufacture and supply agreement with the purchaser, with guaranteed minimum revenues of $4,750 over 4 years. Additionally, the Company agreed to develop four ANDA's with the Food and Drug Administration ("FDA") on the purchaser's behalf, for a maximum of $2,500 each, due upon FDA approval. In 1996, the Company recognized $5,000 as development revenue under this agreement.

     In connection with the gain on the transaction, the Company incurred certain non-recurring costs related to employee bonuses and charitable contributions of $2,506.

     Self-Funded Health Insurance -- The Company is self-insured with respect to its health care benefit program. The Company contributes estimated amounts to a third-party administrator on a monthly basis which are used to pay health care claims during the year. Under the plan, the Company pays a minimum amount annually and has an aggregate stop-loss limit based upon the number of participants and their insured status. Self-insured costs are accrued based upon reported claims and an estimated liability for claims incurred but not reported.

     Research and Development -- The Company incurs research and development costs that are expensed as incurred. These costs were approximately $543, $682, $1,298, $704 and $660, for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, respectively.

     Advertising and Promotion -- The Company expenses advertising and promotion costs as incurred and these costs are included as selling, general and administrative expenses.

     Income (Loss) Per Share -- Income (loss) per share is calculated by dividing net income (loss), after deducting preferred stock dividends, by the weighted average number of common shares outstanding during the period. The weighted average shares outstanding includes the effects of the stock dividend paid in December 1996 and the stock split in October 1997 for all periods on a retroactive basis.

     Statement of Accounting Standards Not Yet Adopted -- In February 1997, the Financial Accounting Standards Board issued Statement Financial Accounting Standards (SFAS) No. 128, Earnings Per Share,

                           KING PHARMACEUTICALS, INC.

effective for fiscal periods ending after December 15, 1997. The new standard simplifies the computation of earnings (loss) per share by replacing primary earnings (loss) per share with basic earnings (loss) per share. Basic earnings
(loss) per share will not include the effect of any potentially dilutive securities, as under the current accounting standard, and will be computed by dividing reported income available to common shareholders by the weighted average number of common shares outstanding during the period. Fully diluted earnings (loss) per share will now be called diluted earnings (loss) per share and will reflect the dilution of all potentially dilutive securities. Companies will be required to restate all prior period earnings (loss) per share data. The adoption of this standard by the Company will have no impact on the historical reported earnings (loss) per share amounts since, prior to September 30, 1997, there were no potentially dilutive securities.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires public business enterprises to adopt its provisions for periods beginning after December 15, 1997, and to report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. The Company is evaluating the provisions of SFAS No. 131, but has not yet determined if additional disclosures will be required.

     Reclassifications -- Certain amounts from the prior consolidated financial statements have been reclassified to conform to the presentation adopted in 1997.

3. CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

     A significant portion of the Company's sales are to customers in the pharmaceuticals industry. Approximately 54%, 34% and 33% of accounts receivable at December 31, 1995 and 1996 and September 30, 1997, respectively were due from one customer. At December 31, 1995 and 1996 and September 30, 1997, an additional 27%, 39% and 35%, respectively, were due from two other customers. The Company monitors the extension of credit to customers and has not experienced significant credit losses. Furthermore, the majority of sales are made to large well-established companies.

     The following table represents a summary of sales to significant customers as a percentage of the Company's total revenues:

                                                                       FOR THE NINE
                                                   FOR THE YEARS          MONTHS
                                                 ENDED DECEMBER 31,        ENDED
                                                --------------------   SEPTEMBER 30,
                                                1994    1995    1996       1997
                                                ----    ----    ----   -------------
Customer A....................................  66.6%   27.0%   18.1%       n/a
Customer B....................................  n/a     n/a     36.7        n/a
Customer C....................................  n/a     11.8    14.9        n/a
Customer D....................................  n/a     18.1    n/a         n/a
Customer E....................................  n/a     n/a     n/a        19.5
Customer F....................................  n/a     n/a     n/a        13.4
Customer G....................................  n/a     n/a     n/a        13.1
Customer H....................................  n/a     n/a     n/a        10.9

n/a -- sales were less than 10% for the period.

                           KING PHARMACEUTICALS, INC.

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                       DECEMBER 31,
                                                    ------------------   SEPTEMBER 30,
                                                     1995       1996         1997
                                                    -------    -------   -------------
Land..............................................  $   169    $   306      $   319
Buildings and improvements........................   13,006     13,407       13,563
Machinery and equipment...........................    2,960      3,380        4,059
Equipment under capital lease.....................      406      1,488        1,573
Construction in progress..........................      140        189          298
                                                    -------    -------      -------
                                                     16,681     18,770       19,812
Less accumulated depreciation.....................   (1,242)    (2,079)      (2,806)
                                                    -------    -------      -------
                                                    $15,439    $16,691      $17,006
                                                    =======    =======      =======

     Depreciation and amortization expense for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997 was $541, $701, $853, $639, and $728 respectively.

5. INVENTORY

     Inventory consists of the following:

                                                     DECEMBER 31,
                                                  ------------------    SEPTEMBER 30,
                                                   1995        1996         1997
                                                  ------      ------    -------------
Finished goods..................................  $1,603      $3,176       $5,239
Work-in-process.................................     675         525          646
Raw materials...................................   1,924       2,396        2,737
                                                  ------      ------       ------
                                                  $4,202      $6,097       $8,622
                                                  ======      ======       ======

6. ACQUISITIONS/INTANGIBLE ASSETS

     On May 15, 1997, the Company acquired the rights, title and interest in the United States to the Viroptic(R) product line for $5,100, plus the assumption of an estimated liability of $129 for returns of products shipped prior to the acquisition. The entire purchase price was allocated to intangible assets and is being amortized over its estimated useful life of 25 years. The purchase price was financed from internally generated cash funds and borrowings under its revolving line of credit agreement.

     On March 21, 1997, the Company acquired the rights, title and interest in the United States to the Cortisporin(R) product line for $22,845, plus the assumption of an estimated $849 for returns of products shipped prior to the acquisition. The entire purchase price was allocated to intangible assets and is being amortized over its estimated useful life of 25 years. The purchase price was financed principally through the raising of equity (Note 15), notes payable to certain banks and borrowings under the Company's revolving line of credit agreement.

     On January 22, 1997, the Company acquired the rights, title and interest to the Proctocort(TM) product line for approximately $1,500. The entire purchase was allocated to intangible assets and is being amortized over its estimated useful life of 20 years. The acquisition was financed with a note payable to a bank.

     On December 17, 1996, the Company acquired the rights, title and interests to the Thalitone(R) product line for $1,000, including inventory valued at $268. The remaining $832 was allocated to

                           KING PHARMACEUTICALS, INC.

intangible assets and is being amortized over 10 years, the estimated remaining useful life of its patent. The acquisition was financed with a note payable to a bank.

     On October 2, 1996, the Company acquired the rights, titles and interest to the Nucofed(R) and Quibron(R) (United States only) product lines for $7,000, plus the assumptions of an estimated $301 for returns of products shipped prior to the acquisition. The entire purchase price was allocated to intangible assets and is being amortized over its estimated useful life of 20 years. The purchase price was financed by the seller for $5,500 and borrowings under the Company's revolving line of credit.

     The following unaudited pro forma summary presents net sales information as if the above acquisitions had occurred on January 1, 1996. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisitions been made on January 1, 1996, nor is it indicative of future results.

                                                    FOR THE YEAR
                                                       ENDED          NINE MONTHS
                                                    DECEMBER 31,         ENDED
                                                        1996       SEPTEMBER 30, 1997
                                                    ------------   ------------------
Net sales.........................................    $33,484           $40,402
                                                      =======           =======

     Historical cost data prior to the acquisition was not available, therefore proforma net income amounts and per share amounts have not been disclosed.

     Intangible assets consist of the following:

                                                      DECEMBER 31,
                                                     --------------    SEPTEMBER 30,
                                                     1995     1996         1997
                                                     ----    ------    -------------
Cortisporin........................................  $--     $   --       $23,694
Viroptic...........................................   --         --         5,229
Nucofed/Quibron....................................   --      7,301         7,301
Proctocort.........................................   --         --         1,483
Thalitone..........................................   --        832           832
Other..............................................   60        702           702
                                                     ---     ------       -------
                                                      60      8,835        39,241
Less accumulated amortization......................   (2)      (132)       (1,037)
                                                     ---     ------       -------
                                                     $58     $8,703       $38,204
                                                     ===     ======       =======

     Amortization expense for the years ended December 31, 1994, 1995, and 1996 and for the nine months ended September 30, 1996 and 1997 was $98, $1,076, $129, $2, and $905, respectively.

7. LEASE OBLIGATIONS

     The Company leases certain office and manufacturing equipment under noncancelable operating leases with terms from one to five years. Estimated future minimum lease payments, as of September 30, 1997 for leases with initial or remaining terms in excess of one year are as follows:

  1998......................................................  $116
  1999......................................................    97
  2000......................................................    77
  2001......................................................    17
  2002......................................................     2

                           KING PHARMACEUTICALS, INC.

     Rent expense for the years ended December 31, 1994, 1995 and 1996, and for the nine months ended September 30, 1996 and 1997 was approximately $131, $111, $196, $131, and $148, respectively.

     Additionally, the Company leases office space in its building to tenants under agreements ranging from one to twenty years. Such leases are accounted for as operating leases. Rental income for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997 was approximately $201, $87, $86, $68, and $33, respectively. As of September 30, 1997 estimated future minimum rental payments to be received are as follows:

  1998......................................................  $ 18
  1999......................................................    18
  2000......................................................    16
  2001......................................................    16
  2002......................................................    16
  Thereafter................................................   189

     Capital lease obligations for certain equipment as of September 30, 1997 are as follows:


1998........................................................  $  404
1999........................................................     385
2000........................................................     366
2001........................................................     332
2002........................................................      49
                                                              ------
Total minimum lease payments................................   1,536
Less imputed interest.......................................    (257)
                                                              ------
Present value of minimum lease payments.....................   1,279
                                                              ------
Less current maturities.....................................    (295)
                                                              ------
                                                              $  984
                                                              ======

8. ACCRUED EXPENSES

     Accrued expenses were as follows:

                                                         DECEMBER 31,
                                                        ---------------   SEPTEMBER 30,
                                                         1995     1996        1997
                                                        ------   ------   -------------
Payroll and outside personnel services................  $  275   $  346      $  304
Returns and allowances and chargebacks................     570      351       1,678
Accrued interest......................................       7      110         803
Franchise taxes.......................................      52       24          47
Due to seller of Proctocort...........................      --       --         750
Incurred but not reported medical claims..............     112      108         314
Other.................................................      82      322         131
                                                        ------   ------      ------
                                                        $1,098   $1,261      $4,027
                                                        ======   ======      ======

                           KING PHARMACEUTICALS, INC.

9. LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                        DECEMBER 31,
                                                      -----------------   SEPTEMBER 30,
                                                       1995      1996         1997
                                                      -------   -------   -------------
Notes payable to former owners, due in equal annual
  installments of principal and interest (at a rate
  of 6%) of $1,226 through December 2003............  $ 7,611   $ 6,842      $ 6,842
Note payable to pharmaceutical company, due in 5
  annual installments of principal and interest (at
  a rate of 8%) of $1,378 through October 2, 2001,
  collateralized by certain intangible assets.......       --     5,500        5,500
Note payable, due in semiannual installments of
  $588, through December 1998, plus monthly interest
  at 8%.............................................    3,525     2,350        1,763
Note payable to a bank, due in monthly installments
  of $69 through May 15, 1999 with interest at a
  rate of LIBOR plus 1.75%, collateralized by
  accounts receivable, inventory, contract rights
  and certain intangible assets.....................       --     2,014        1,389
Note payable to a bank, due in monthly installments
  of $42 through April 1, 2000 with interest at a
  rate of 8.25%, collateralized by various equipment
  and machinery, accounts receivable, furniture and
  intangibles.......................................       --        --        1,250
Note payable to a bank, due in monthly installments
  of $49 through January 31, 2000 with interest at a
  rate of LIBOR plus 1.75%, collateralized by the
  Proctocort product line and associated rights.....       --        --        1,361
Note payable to a bank, due in monthly installments
  of $49 through January 21, 2000 with interest at a
  rate of LIBOR plus 1.75%, collateralized by the
  Thalitone product line and associated rights......       --        --        1,361
Note payable to a bank, due in monthly installments
  of $139 through March 31, 2000 with interest at a
  rate of LIBOR plus 1.75%, collateralized by the
  Cortisporin product line and associated rights....       --        --        4,167
Note payable to a bank, due in monthly installments
  of $28 through August 1, 2000 with interest at a
  rate of LIBOR plus 1.75%, collateralized by a
  first deed of trust on a building.................       --        --          968
Note payable to a bank, due August 20, 2000 with
  interest at a rate of LIBOR plus 1.75%,
  collateralized by a first deed of trust on a
  building..........................................       --        --        2,975
Note payable to shareholder with quarterly interest
  payments (interest rate of 10%) through January 1,
  1999 with remaining principal due April 1, 1999,
  collateralized by real estate of the Company......       --        --        1,750

                           KING PHARMACEUTICALS, INC.

                                                       DECEMBER 31,
                                                      -----------------   SEPTEMBER 30,
                                                       1995      1996         1997
                                                      -------   -------   -------------

Various capital leases with interest rates ranging
  from 8.3% to 12.7% and maturing at various times
  through 2002......................................      320     1,237        1,279
Other notes payable.................................      196        68           73
                                                      -------   -------      -------
                                                       11,652    18,011       30,678
          Less current portion......................    2,155     4,031        7,765
                                                      -------   -------      -------
                                                      $ 9,497   $13,980      $22,913
                                                      =======   =======      =======

     The notes payable to former owners are personally guaranteed by the Company's Chairman of the Board and CEO.

     During December 1995, a fixed rate term note payable of $17,500 to a pharmaceutical company was retired in advance of maturity due to the sale of the Anexsia product line. The gain associated with the retirement of the note amounted to $800 ($528 net of taxes) and was recorded as an extraordinary gain in the Consolidated Statements of Operations.

     Certain financing arrangements of the Company require the Company to maintain certain minimum net worth, debt to equity, cash flow and current ratio requirements. As of September 30, 1997, the Company was in violation of the current ratio requirements, however waivers have been obtained from the appropriate lending institutions.

     The aggregate maturities of long-term debt (including capital lease obligations -- Note 7) at September 30, 1997 are as follows:

1998....................................  $ 7,470
1999....................................    8,465
2000....................................    6,752
2001....................................    2,159
2002....................................    2,305
Thereafter..............................    2,248
                                          -------
                                          $29,399
                                          =======

10. LINE OF CREDIT AND SHORT-TERM DEBT

     On April 30, 1996, the Company entered into a $3,500 revolving line of credit facility with a bank. This line of credit was extended and increased to $8,500 in September 1997. At September 30, 1997 $2,282 was outstanding under this line of credit. At December 31, 1996 there were no borrowings outstanding under this line of credit. The principal is due May 1999 and interest is payable monthly at a rate of LIBOR plus 1.75%. Borrowings under the agreement are limited to 85% of eligible accounts receivable and 60% of eligible inventory as defined in the agreement. Collateral consists of accounts receivable, inventory, and certain intangible assets.

     The weighted average interest rate for this line of credit was 8.51% for the nine months ended September 30, 1997.

     During 1997, the Company entered into a financing arrangement to make certain payments for machinery and equipment. As of September 30, 1997, the Company had a demand note payable plus interest at prime plus .33% with $1,325 outstanding. The Company intends to refinance this obligation under an operating lease (Note 14).

                           KING PHARMACEUTICALS, INC.

11. FINANCIAL INSTRUMENTS

     The following disclosures of the estimated fair values of financial instruments are made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

     Cash and Cash Equivalents, Accounts Receivable and Accounts Payable -- The carrying amounts of these items are a reasonable estimate of their fair values.

     Long-Term Debt, Line of Credit and Short-Term Debt -- The carrying amounts of the Company's line of credit and short-term debt approximates fair value. The fair value of the Company's long-term debt including the current portion at December 31, 1995 and 1996 and September 30, 1997 is estimated to be approximately $11.1 million, $17.6 million and $30.6 million, respectively using discounted cash flow analyses and based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

12. INCOME TAXES

     The net income tax expense (benefit) is summarized as follows:

                                              YEARS ENDED              NINE MONTHS
                                              DECEMBER 31,         ENDED SEPTEMBER 30,
                                         ----------------------   ---------------------
                                         1994     1995    1996       1996         1997
                                         -----   ------   -----   -----------    ------
                                                                  (UNAUDITED)
Current................................  $ 128   $2,865   $(635)     $(763)      $3,332
Deferred...............................   (629)   2,193     528        447         (492)
                                         -----   ------   -----      -----       ------
          Total (benefit) expense......  $(501)  $5,058   $(107)     $(316)      $2,840
                                         =====   ======   =====      =====       ======

     A reconciliation of the difference between the federal statutory tax rate and the effective income tax rate as a percentage of income (loss) before income taxes and extraordinary item is as follows:

                                                                     NINE MONTHS
                                  YEARS ENDED DECEMBER 31,       ENDED SEPTEMBER 30,
                                 ---------------------------    ---------------------
                                  1994       1995      1996        1996         1997
                                 -------    ------    ------    -----------    ------
                                                                (UNAUDITED)
Federal statutory tax rate.....    (34.0)%    35.0%    (34.0)%     (34.0)%       34.0%
State income taxes, net of
  federal benefit..............      4.0       3.3        --          --          4.0
Permanent differences..........      1.0      (1.3)      2.3          .4           .6
Decrease in valuation
  allowance....................    (89.3)       --        --          --           --
Other..........................     (1.7)     (1.9)       .9         2.6          (.2)
                                 -------    ------    ------      ------       ------
Effective tax rate.............   (120.0)%    35.1%    (30.8)%     (31.0)%       38.4%
                                 =======    ======    ======      ======       ======

                           KING PHARMACEUTICALS, INC.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liability are as follows:

                                                     DECEMBER 31,
                                                  ------------------    SEPTEMBER 30,
                                                   1995       1996          1997
                                                  -------    -------    -------------
Allowance for doubtful accounts.................  $    35    $    35       $    35
Uniform cost capitalization.....................       --         --            36
Accrued expenses................................       79        225         1,108
Intangible assets...............................    1,350         --            --
State net operating loss carryforward...........       65        261           431
                                                  -------    -------       -------
          Total deferred tax assets.............    1,529        521         1,610
                                                  -------    -------       -------
Property, plant and equipment...................   (4,023)    (2,997)       (3,825)
Miscellaneous...................................      (78)      (495)         (264)
                                                  -------    -------       -------
          Total deferred tax liabilities........   (4,101)    (3,492)       (4,089)
                                                  -------    -------       -------
          Net deferred tax liability............  $(2,572)   $(2,971)      $(2,479)
                                                  =======    =======       =======

     The Company's state net operating loss carryforward of approximately $13.0 million expires in 2011. Management has determined, based on both their ability to carryback earnings to prior years and existing deferred tax liabilities, it is more likely than not that the deferred tax assets will be realizable and no valuation allowance has been recorded.

13. BENEFIT PLANS

     The Company maintains a defined contribution employee benefit plan which covers all employees over 21 years of age. The plan allows for employees' salary deferrals, which are matched by the Company up to a specific amount under provisions of the plan. The plan also provides for discretionary profit-sharing contributions by the Company. Company contributions during the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997 were $92, $197, $278, $197, and $155, respectively.

     From January 1996 through October 1996, in connection with the Company's Employee Stock Purchase Plan adopted in January 1996, the Company offered 275,000 and sold 259,532 common shares to employees of the Company. The selling price was $3 per share. The Plan was terminated in October 1996.

14. COMMITMENTS

     As of September 30, 1997 the Company has entered into a firm commitment to obtain financing for capital expenditures under an operating lease of approximately $3,500 for machinery and equipment.

15. RELATED PARTY TRANSACTIONS

AFFILIATED COMPANY

     The Company owned a 6% interest in a privately held, affiliated pharmaceutical company. In 1996, the Company sold its investment for $2,052, resulting in a gain of $1,760. The Company's share of earnings in this affiliated company was not material and was included in other income in the consolidated statement of operations.

     In connection with the Company's initial acquisition in 1993, 10,000 shares of Preferred 8% Cumulative Stock were issued to the affiliated company for $100. The shares were redeemed by the Company at the issue price during 1995.

                           KING PHARMACEUTICALS, INC.

THE UNITED COMPANY

     In connection with its purchase of Cortisporin in 1997, the Company received $8,750 from The United Company for 3,047,355 common shares. The common share purchase agreement states that if the Company has not effected a public offering by April 1, 1999 or has not achieved certain forecasted results, The United Company can redeem the shares at an aggregate redemption price of $8,750 plus 10% interest per year from the date of the issuance of the shares or an equivalent amount of convertible debt.

OTHER

     Certain management and employees of the Company sit on the board of directors of a private foundation. The Company made contributions to this foundation and expensed approximately $52, $417, $245, $233, and $108 for the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, respectively. At December 31, 1995 and 1996 and September 30, 1997, the Company had receivables from this foundation of approximately $678, $677, and $1,139, respectively, for advances made by the Company on their behalf. The receivables are collateralized by common shares of the Company held by the foundation and are included in shareholders' equity.

     On October 1, 1997 the Company appointed a new member to its' Board of Directors. For the nine months ended September 30, 1997, the Company paid $743 and $58 to this director's company for assistance in raising capital for the Cortisporin product line acquisition and consulting services, respectively.

     In 1996, the Company issued 699,711 common shares which were financed by notes receivable of approximately $2,100 from shareholders and members of management. At December 31, 1996, the Company had notes receivable outstanding of $2,093. As of August 5, 1997 these notes were paid in full.

     The Company paid a certain shareholder $180 and $160 for consulting fees during the years ended December 31, 1995 and 1996, respectively.

     During 1995, the Company paid $70 to the members of its Board of Directors.

     In December 1994, a shareholder of the Company contributed $800 of cash in exchange for 40,000 shares of Series B Preferred Stock. The Series B Preferred Stock was converted into 400,000 common shares during 1995.

16. STOCK DIVIDEND

     The Company paid a 15% stock dividend on all common shares issued and outstanding as of November 1, 1996. Common shares of 906,883 were distributed. The dividend was charged to retained earnings in the amount of $2,585, which was based on a recent common share purchase price of $3 per share. The weighted average shares and all per share amounts included in the accompanying consolidated financial statements and notes are based on the increased number of shares giving retroactive effect to the stock dividend.

17. SUBSEQUENT EVENTS

     Product Acquisition: On October 6, 1997, the Company signed letters of intent to acquire the pharmaceutical rights, interest and title in the United States to certain product lines. The purchase price is expected to approximate a total of $23 million. The Company is currently pursuing additional financing to fund this acquisition.

                           KING PHARMACEUTICALS, INC.

     Initial Public Offering: The Company intends to file a Registration Statement with the Securities and Exchange Commission for an initial public offering (the "Offering") of 6,000,000 common shares. The Company's Offering is scheduled for closing on or before December 15, 1997.

     On October 15, 1997, the Board approved the following matters to be voted upon and/or effective at The Company's Annual Meeting of the Shareholders on November 14, 1997.

     - The authorization of a new class of preferred shares, with preference terms and rights to be determined by the Board of Directors.

     - An amendment to the Company's Articles of Incorporation to increase the number of authorized common shares from 10 million shares of no par value to 150 million shares of no par value.

     - A stock split of 2.8 common shares for each share of the Company's common shares outstanding. The stock split has been reflected in the average shares outstanding, shares outstanding and income (loss) per share amounts in the balance sheets, statements of operations and changes in shareholders' equity. All other per share information included in the footnotes do not reflect the affect of the stock split.

     - A dividend of one preferred share purchase right (a "Right") for each common share outstanding. Such rights entitle the registered holder under certain circumstances to purchase from the Company one-thousandth of a share of a newly created series of the Company's preferred shares, at a price of $60 per one-thousandth shares of Preferred Stock, subject to adjustment.

     - A stock-option plan (the "Plan") for employees of the Company. The aggregate number of shares which may be issued under the Plan shall not exceed 3,500,000. The vesting of incentive stock options and nonqualified stock options will be determined by the Board on an individual basis. The Company plans to account for stock option grants to employees under the intrinsic method, which does not result in compensation expense when the option price is equal to the fair value of the shares at the date of grant.

                            CORTISPORIN PRODUCT LINE

                           STATEMENT OF GROSS PROFIT
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Glaxo Wellcome, Inc. and King Pharmaceuticals, Inc.:

     We have audited the accompanying Statement of Gross Profit of the Cortisporin Product Line of Glaxo Wellcome Inc. ("Glaxo Wellcome") for the years ended December 31, 1995 and 1996. The Statement of Gross Profit is the responsibility of Glaxo Wellcome management. Our responsibility is to express an opinion on this special purpose statement based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Gross Profit is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Gross Profit. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Gross Profit. We believe that our audit provides a reasonable basis for our opinion.

     The operations covered by the Statement of Gross Profit referred to above have no separate legal status or existence. The accompanying statement was prepared as described in Note 1 to present the Cortisporin Product Line and is not intended to be a complete presentation of the Cortisporin Product Line. Accordingly, the resulting statement is not necessarily indicative of the costs and expenses that would have resulted if the Cortisporin Product Lines had been operated as a separate entity.

     In our opinion, the statement referred to above presents fairly, in all material respects, the Statement of Gross Profit of the Cortisporin Product Line for the years ended December 31, 1995 and 1996 in conformity with generally accepted accounting principles.

                                             /s/ COOPERS & LYBRAND L.L.P.

Greensboro, North Carolina
October 20, 1997

                            CORTISPORIN PRODUCT LINE

                           STATEMENT OF GROSS PROFIT
                                    (NOTE 1)
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Net sales...................................................  $14,083    $11,562
Cost of sales...............................................    2,376      1,445
                                                              -------    -------
          Gross profit......................................  $11,707    $10,117
                                                              =======    =======

                 The accompanying notes are an integral part of
                         the Statement of Gross Profit

                            CORTISPORIN PRODUCT LINE

                        NOTES TO THE FINANCIAL STATEMENT

1. OWNERSHIP/BASIS OF PRESENTATION

     The Cortisporin Product Line includes all rights, title and interest of seven products within the United States. Effective March 21, 1997 Glaxo Wellcome Inc. ("Glaxo Wellcome") sold the rights, title and interest of this Product Line to Monarch Pharmaceuticals, Inc. ("Monarch"), a subsidiary of King Pharmaceuticals Inc. Glaxo Wellcome continued to manufacture these products until July 1997, at which point the facility was sold and Monarch was able to negotiate an agreement with the buyer for which Monarch is charged an agreed upon contractual amount.

     Historically, financial statements were not prepared for the Cortisporin Product Lines. These statements have been developed from the historical accounting records of Glaxo Wellcome. All of estimates in the financial statements, as described in Note 2, are based on the assumptions that Glaxo Wellcome management believes are reasonable. However, these estimates are not necessarily indicative of the net sales and costs that would have resulted if the Cortisporin Product Line had been operated as a separate entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INCOME RECOGNITION

     Sales and related cost of sales are included in income when goods are shipped to the customer.

NET SALES

     Net sales include the sales price, net of allowances specifically identified by product, less an allocation of Glaxo Wellcome's returns and chargebacks and other miscellaneous sales adjustments based on sales of the Cortisporin Product Line to total sales of Glaxo Wellcome.

COST OF GOODS SOLD

     Elements in cost of sales include raw materials, direct labor and plant overhead. Certain of these costs are specifically identifiable to specific brands, and the remaining costs are allocated based on sales for business relative to total sales for Glaxo Wellcome.

     Inventory from period to period was determined using the first-in, first-out (FIFO) method of valuation.

     Depreciation of plant facilities is computed using the straight-line method based on estimated useful lives ranging from 5 to 40 years.

3. SIGNIFICANT CUSTOMER

     Net sales to 4 customers represented approximately 56% and 57% of net sales in 1995 and 1996, respectively.

4. ESTIMATES

     The preparation of the financial statement of Gross Profit in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts of gross profit for the years ended December 31, 1995 and 1996. Actual results could differ from those estimates.

                         PRO FORMA FINANCIAL STATEMENTS

     The following Pro Forma Financial Statements of Operations have been prepared to give effect to the acquisition ("Cortisporin Acquisition") of the Cortisporin product line ("Cortisporin Product Line") as if such acquisition had occurred January 1, 1996. A pro forma balance sheet as of September 30, 1997 is not presented because the Cortisporin Acquisition is reflected in the September 30, 1997 historical balance sheet of King Pharmaceuticals, Inc. (the "Company") included elsewhere in this Prospectus.

     The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. Pro forma adjustments are applied to the historical combined financial statements of the Company and the Cortisporin Product Line to account for the Cortisporin Acquisition under the purchase method of accounting. Under purchase accounting, the total purchase cost will be allocated to the assets and liabilities acquired and assumed, respectively, based on their relative fair value. The entire purchase price of $22.8 million was allocated to intangible assets since no tangible assets were purchased.

     The Pro Forma Financial Statements should be read in conjunction with the Company's historical Consolidated Financial Statements and related Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations and other Financial information included elsewhere in this Prospectus. The Pro Forma Financial Statements and related notes are provided for information purposes only and do not purport to be indicative of the results which would have actually been obtained had the Cortisporin Acquisition been completed on the dates indicated or which may be expected to occur in the future.

                           KING PHARMACEUTICALS, INC.

                       PRO FORMA STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                      CORTISPORIN
                                                      PRODUCT LINE
                                   THE COMPANY       FOR THE FISCAL
                                FOR THE YEAR ENDED     YEAR ENDED
                                   DECEMBER 31,       DECEMBER 31,     PRO FORMA
                                       1996               1996        ADJUSTMENTS   PRO FORMA
                                ------------------   --------------   -----------   ----------
INCOME STATEMENT DATA:
Total revenues, net...........      $   20,457           $11,562        $    --     $   32,019
Cost of sales.................           8,782             1,445             --         10,227
                                    ----------           -------        -------     ----------
          Gross profit........          11,675            10,117             --         21,792
Selling, general and
  administrative..............         (12,106)               --         (5,550)(1)    (17,656)
Depreciation and
  amortization................            (982)               --           (948)(2)     (1,930)
                                    ----------           -------        -------     ----------
Operating income (loss).......          (1,413)           10,117         (6,498)         2,206
Gain on sale of investment in
  affiliate...................           1,760                --             --          1,760
OTHER (EXPENSES) INCOME:
Interest expense..............          (1,272)               --         (1,109)(3)     (2,381)
Other income, net.............             578                --             --            578
                                    ----------           -------        -------     ----------
Income (loss) before income
  taxes.......................            (347)           10,117         (7,607)         2,163
Income tax (benefit)
  expense.....................            (107)               --            773(4)         666
                                    ----------           -------        -------     ----------
Net income (loss).............      $     (240)          $10,117        $(8,380)    $    1,497
                                    ==========           =======        =======     ==========
Net income (loss) per common
  and common stock
  equivalents.................      $     (.02)                                     $      .11
                                    ==========                                      ==========
Weighted average number of
  common and common stock
  equivalents.................      13,630,813                                      13,630,813
                                    ==========                                      ==========

                See Notes to Pro Forma Statements of Operations

                           KING PHARMACEUTICALS, INC.

                       PRO FORMA STATEMENTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                      CORTISPORIN
                                                     PRODUCT LINE
                                  THE COMPANY       JANUARY 1, 1997
                               FOR THE YEAR ENDED       THROUGH        PRO FORMA
                               SEPTEMBER 30, 1997   MARCH 20, 1997    ADJUSTMENTS    PRO FORMA
                               ------------------   ---------------   -----------    ----------
INCOME STATEMENT DATA:
Total revenues, net..........      $   33,817           $4,262          $    --      $   38,079
Cost of sales................           9,538            1,699               --          11,237
                                   ----------           ------          -------      ----------
          Gross profit.......          24,279            2,563               --          26,842
Selling, general and
  administrative.............         (13,734)              --           (1,390)(1)     (15,124)
Depreciation and
  amortization...............          (1,631)              --             (237)(2)      (1,868)
                                   ----------           ------          -------      ----------
Operating income (loss)......           8,914            2,563           (1,627)          9,850
OTHER (EXPENSES) INCOME:
Interest expense.............          (1,730)              --             (270)(3)      (2,000)
Other income, net............             211               --               --             211
                                   ----------           ------          -------      ----------
Income (loss) before income
  taxes......................           7,395            2,563           (1,897)          8,061
Income tax (benefit)
  expense....................           2,840               --              255(4)        3,095
                                   ----------           ------          -------      ----------
Net income (loss)............      $    4,555           $2,563          $(2,152)     $    4,966
                                   ==========           ======          =======      ==========
Net income (loss) per common
  and common stock
  equivalents................      $      .18                                        $      .19
                                   ==========                                        ==========
Weighted average number of
  common and common stock
  equivalents................      25,655,881                                        25,655,881
                                   ==========                                        ==========

                See Notes to Pro Forma Statements of Operations

                  NOTES TO PRO FORMA STATEMENTS OF OPERATIONS

     (1) The prior owners of the Cortisporin Product Line did not directly allocate selling, general and administrative, including distribution costs, expenses to the Cortisporin Product Line. Selling, general and administrative expenses resulting from the Cortisporin Product Line are estimated to be $5,550 and $1,390 for the year ended December 31, 1996 and the period January 1, 1997 through March 20, 1997, respectively.

     (2) Includes amortization of intangible assets over 25 years resulting from the Cortisporin Acquisition.

     (3) Assumes the additional interest costs on approximately $14.0 million of additional indebtedness, from several lending institutions, incurred on the Cortisporin Acquisition at estimated interest rates ranging from 7.25% to 10.0%.

     (4) Assumes the effective tax rate of 30.8% and 38.4% in for the year ended December 31, 1996 and the nine months ended September 30 1997, respectively.

Photo inside back cover top center: pharmaceutical laboratory with lab technicians performing various functions.

AN EXPERIENCED PRODUCT DEVELOPMENT TEAM

The Company's laboratories and experienced product development scientists focus on product line extensions to existing branded products. The Company has filed a number of abbreviated new drug applications with the FDA, several of which have been approved.

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER, OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, STOCK TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    5
Risk Factors..........................    7
Cautionary Statement Regarding
  Forward-Looking Statements..........    7
The Company...........................
Use of Proceeds.......................   14
Dividend Policy.......................   14
Capitalization........................   15
Dilution..............................   16
Selected Consolidated Financial
  Data................................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   28
Management............................   38
Certain Transactions..................   43
Principal and Selling Shareholders....   44
Description of Capital Stock..........   46
Shares Eligible for Future Sale.......   50
Certain United States Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................   52
Underwriting..........................   55
Legal Matters.........................   56
Experts...............................   57
Additional Information................   57
Index to Consolidated Financial
  Statements..........................  F-1

                               ------------------
  UNTIL                , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================

                                8,200,000 SHARES

                             [KING PHARMACEUTICALS]

                                  COMMON STOCK
                           -------------------------

                                   PROSPECTUS
                                           , 1997
                           -------------------------
                                LEHMAN BROTHERS

                                 CREDIT SUISSE

                                  FIRST BOSTON

                               HAMBRECHT & QUIST

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fee........................................  $   54,364
NASD Filing Fee.............................................      18,440
Nasdaq National Market Listing Fee..........................       1,000
Transfer Agent's Fee........................................      15,000
Blue Sky Fees and Expenses..................................      10,000
Printing and Engraving......................................     125,000
Accounting Fees and Expenses................................     175,000
Legal Fees and Expenses.....................................     150,000
Advisor Fees................................................   1,260,000
Miscellaneous...............................................      16,196
                                                              ----------
Total.......................................................  $1,825,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Tennessee Code Annotated Sections 48-18-501 through 48-18-509 authorize a corporation to provide for the indemnification of officers, directors, employees and agents in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. The Company has adopted the provisions of the Tennessee statute pursuant to Paragraph 9 of its Amended and Restated Charter. Also, the Company will have upon consummation of the offering a "Directors' and Officers' Liability Insurance Policy" which provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The following information reflects sales by the Company of unregistered securities within the past three years. Share amounts and designations have been adjusted for the stock split effected October 1997. The issuance by the Company of the securities sold in the transactions referenced below were not registered under the Securities Act of 1933, pursuant to the exemption contemplated in
Section 4(2) thereof, for transactions not involving a public offering. The consideration paid to the Company in respect of each issuance was cash, unless otherwise indicated.

     In November 1994, an aggregate of 7,448,000 shares of the Company's Common Stock was issued to Randall J. Kirk, Jefferson J. Gregory, C.B.B., L.L.C., A. Willard Lester, John M. Gregory and Joseph R. Gregory in exchange for 76,000 shares of General Injectables and Vaccines, Inc. These securities were issued pursuant to the exemption available under Section 4(2) of the Securities Act of 1933 (the "1933 Act").

     In October 1995, an aggregate of approximately 1.1 million shares of the Company's Common Stock was issued to John M. Gregory in exchange for 40,000 shares of the Company's Preferred Stock originally purchased for $800,000.00. These securities were issued pursuant to the exemption available under Section 4(2) of the 1933 Act.

     From January through October 1996, an aggregate of approximately 727,000 shares of the Company's Common Stock was issued to approximately 200 employees of the Company under the Company's Employee Stock Purchase Plan. All such shares were issued for $1.07 cash per share. These securities were issued pursuant to the exemption available under Section 4(2) of the 1933 Act.

     In December 1996, the Company issued an additional approximately 2,500,000 shares of its Common Stock pursuant to a 15.0% stock dividend. These securities were issued pursuant to the exemption available under Section 4(2) of the 1933 Act.

     In October 1996, certain members of management and other existing shareholders purchased approximately 3.9 million shares of the Company's Common Stock for a purchase price of $1.07 per share. These securities were issued pursuant to the exemption available under Section 4(2) of the 1933 Act.

     In March 1997, 8,532,594 shares of the Company's Common Stock were issued to The United Company in exchange for $8,750,000 in cash ($1.03 per share). These securities were issued pursuant to the exemption available under Section 4(2) of the 1933 Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
  NO.         DESCRIPTION
-------       -----------
*1.1     --   Form of Underwriting Agreement
 3.1     --   Amended and Restated Charter of King Pharmaceuticals, Inc.
 3.1(a)  --   Proposed Second Amended and Restated Charter of King
              Pharmaceuticals, Inc.
 3.2     --   Bylaws of King Pharmaceuticals, Inc., as amended.
 3.2(a)  --   Proposed Amended and Restated Bylaws of King
              Pharmaceuticals, Inc.
 4.1     --   Specimen Common Stock Certificate.
 4.2     --   Form of Rights Agreement by and between King
              Pharmaceuticals, Inc. and Union Planters National Bank.
 5.1     --   Form of Opinion of Baker, Donelson, Bearman & Caldwell, P.C.
10.1     --   Promissory Note between RSR Acquisition Corporation
              (predecessor to King Pharmaceuticals, Inc.) and RSR
              Laboratories, Inc., dated December 28, 1993, in the amount of $3,500,000.
10.2     --   Promissory Note between King Pharmaceuticals, Inc., and
              General Injectables and Vaccines, Inc., dated October 6,
              1994, in the amount of $4,700,000.
10.3     --   Loan Agreement between King Pharmaceuticals, Inc., and First
              Tennessee Bank National Association, dated April 30, 1996;
              associated Master Note in the amount of $3,500,000;
              associated Promissory Note in the amount of $2,500,000.
10.4     --   Promissory Note between Monarch Pharmaceuticals, Inc. and
              Roberts Laboratories, Inc., dated October 2, 1996, in the
              amount of $5,500,000.
10.5     --   Loan Agreement by and among Monarch Pharmaceuticals, Inc.,
              King Pharmaceuticals, Inc., and First Tennessee Bank
              National Association, dated January 21, 1997; associated
              Promissory Note in the amount of $1,750,000.
10.6     --   Loan Agreement by and among Monarch Pharmaceuticals, Inc.,
              King Pharmaceuticals, Inc., and First Tennessee Bank
              National Association, dated January 29, 1997; associated
              Promissory Note in the amount of $1,750,000.
10.7     --   Promissory Note between King Pharmaceuticals, Inc., and
              Signet Bank in the amount of $1,500,000, dated March 19,
              1997.
10.8     --   Promissory Note between King Pharmaceuticals, Inc., and The
              United Company, dated March 17, 1997, in the amount of
              $1,750,000.
10.9     --   Loan Agreement by and among Monarch Pharmaceuticals, Inc.,
              King Pharmaceuticals, Inc., and First Tennessee Bank
              National Association, dated March 20, 1997; associated
              Promissory Note in the amount of $5,000,000.
10.10    --   Loan and Security Agreement by and between King
              Pharmaceuticals, Inc. and First American National Bank,
              dated August 21; associated Revolving Credit Note in the
              principal amount of $2,975,000; and associated Term
              Promissory Note in the principal amount of $1,025,000.

EXHIBIT
  NO.         DESCRIPTION
-------       -----------
10.11    --   Loan Agreement by and among King Pharmaceuticals, Inc.,
              Monarch Pharmaceuticals, Inc., and First Tennessee Bank
              National Association, dated September 10, 1997; associated
              Promissory Note in the amount of $8,500,000.
10.12    --   Asset Purchase Agreement by and among King Pharmaceuticals,
              Inc., King Pharmaceuticals of Nevada, Inc. and Mallinckrodt
              Chemical, Inc. for the disposition of the Anexsia Product
              Line, dated December 13, 1995.
10.13    --   Agreement between King Pharmaceuticals, Inc. and Ernest C.
              Bourne dated July 30, 1997.
10.14    --   1997 Incentive and Nonqualified Stock Option Plan for
              Employees of King Pharmaceuticals, Inc.
11.1     --   Statement regarding Computation of Per Share Earnings
21.1     --   Subsidiaries of the Registrant
23.1     --   Consent of Baker, Donelson, Bearman & Caldwell, P.C.
              (included as Exhibit 5.1)
23.2     --   Consent of Coopers & Lybrand, L.L.P.
24.1     --   Powers of Attorney (included on the signature page of this
              Registration Statement).
27.1     --   Financial Data Schedule (for SEC use only)

------------------------------

* To be filed by amendment.

     (b) Financial Statement Schedules -- Not applicable

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant for expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (i) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (ii) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (iii) It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bristol,
State of Tennessee on October   , 1997.

                                          KING PHARMACEUTICALS, INC.

                                          By:    /s/
                                            ------------------------------------
                                                      John M. Gregory,
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitute and appoints John M. Gregory or Joseph R. Gregory, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

                             /s/                       Chairman of the Board and      October 24, 1997
-----------------------------------------------------    Chief Executive Officer
                   John M. Gregory                       (principal executive
                                                         officer)

                             /s/                       Chief Financial Officer        October 24, 1997
-----------------------------------------------------    (principal financial and
                  Brian G. Shrader                       accounting officer)

                             /s/                       Director                       October 24, 1997
-----------------------------------------------------
                  Joseph R. Gregory

                           /s/                         Director                       October 24, 1997
-----------------------------------------------------
                Jefferson J. Gregory

                             /s/                       Director                       October 24, 1997
-----------------------------------------------------
                  Ernest C. Bourne

                              /s/                      Director                       October 24, 1997
-----------------------------------------------------
                   Lois A. Clarke

                                                       Director                       October   , 1997
-----------------------------------------------------
                     Greg Rooker

                               /s/                     Director                       October 24, 1997
-----------------------------------------------------
                     Ted G. Wood

                   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  *1.1     --  Form of Underwriting Agreement
   3.1     --  Amended and Restated Charter of King Pharmaceuticals, Inc.
   3.1(a)  --  Proposed Second Amended and Restated Charter of King
               Pharmaceuticals, Inc.
   3.2     --  Bylaws of King Pharmaceuticals, Inc., as amended.
   3.2(a)  --  Proposed Amended and Restated Bylaws of King
               Pharmaceuticals, Inc.
   4.1     --  Specimen Common Stock Certificate.
   4.2     --  Form of Rights Agreement by and between King
               Pharmaceuticals, Inc. and Union Planters National Bank.
   5.1     --  Form of Opinion of Baker, Donelson, Bearman & Caldwell, P.C.
  10.1     --  Promissory Note between RSR Acquisition Corporation
               (predecessor to King Pharmaceuticals, Inc.) and RSR
               Laboratories, Inc., dated December 28, 1993, in the amount of $3,500,000.
  10.2     --  Promissory Note between King Pharmaceuticals, Inc., and
               General Injectables and Vaccines, Inc., dated October 6,
               1994, in the amount of $4,700,000.
  10.3     --  Loan Agreement between King Pharmaceuticals, Inc., and First
               Tennessee Bank National Association, dated April 30, 1996;
               associated Master Note in the amount of $3,500,000;
               associated Promissory Note in the amount of $2,500,000.
  10.4     --  Promissory Note between Monarch Pharmaceuticals, Inc. and
               Roberts Laboratories, Inc., dated October 2, 1996, in the
               amount of $5,500,000.
  10.5     --  Loan Agreement by and among Monarch Pharmaceuticals, Inc.,
               King Pharmaceuticals, Inc., and First Tennessee Bank
               National Association, dated January 21, 1997; associated
               Promissory Note in the amount of $1,750,000.
  10.6     --  Loan Agreement by and among Monarch Pharmaceuticals, Inc.,
               King Pharmaceuticals, Inc., and First Tennessee Bank
               National Association, dated January 29, 1997; associated
               Promissory Note in the amount of $1,750,000.
  10.7     --  Promissory Note between King Pharmaceuticals, Inc., and
               Signet Bank in the amount of $1,500,000, dated March 19,
               1997.
  10.8     --  Promissory Note between King Pharmaceuticals, Inc., and The
               United Company, dated March 17, 1997, in the amount of
               $1,750,000.
  10.9     --  Loan Agreement by and among Monarch Pharmaceuticals, Inc.,
               King Pharmaceuticals, Inc., and First Tennessee Bank
               National Association, dated March 20, 1997; associated
               Promissory Note in the amount of $5,000,000.
 10.10     --  Loan and Security Agreement by and between King
               Pharmaceuticals, Inc. and First American National Bank,
               dated August 21; associated Revolving Credit Note in the
               principal amount of $2,975,000; and associated Term
               Promissory Note in the principal amount of $1,025,000.
 10.11     --  Loan Agreement by and among King Pharmaceuticals, Inc.,
               Monarch Pharmaceuticals, Inc., and First Tennessee Bank
               National Association, dated September 10, 1997; associated
               Promissory Note in the amount of $8,500,000.
 10.12     --  Asset Purchase Agreement by and among King Pharmaceuticals,
               Inc., King Pharmaceuticals of Nevada, Inc. and Mallinckrodt
               Chemical, Inc. for the disposition of the Anexsia Product
               Line, dated December 13, 1995.
 10.13     --  Agreement between King Pharmaceuticals, Inc. and Ernest C.
               Bourne dated July 30, 1997.
 10.14     --  1997 Incentive and Nonqualified Stock Option Plan for
               Employees of King Pharmaceuticals, Inc.
  11.1     --  Statement regarding Computation of Per Share Earnings
  21.1     --  Subsidiaries of the Registrant
  23.1     --  Consent of Baker, Donelson, Bearman & Caldwell, P.C.
               (included as Exhibit 5.1)
  23.2     --  Consent of Coopers & Lybrand, L.L.P.
  24.1     --  Powers of Attorney (included on the signature page of this
               Registration Statement).
  27.1     --  Financial Data Schedule (for SEC use only)
  27.2     --  Financial Data Schedule (for SEC use only)

------------------------------

* To be filed by amendment.